Exhibit 99.1

BARCLAYS PLC AND BACLAYS BANK PLC

This document includes portions from the previously published Interim Results Announcement of Barclays PLC relating to the six month period ended 30th June 2011, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the US Securities and Exchange Commission (the “SEC”), including the reconciliation to certain financial information prepared in accordance with International Financial Reporting Standards (“IFRS”). The purpose of this document is to provide such additional disclosure as required by Regulation G and Item 10(e) of Regulation S-K, to delete certain information not in compliance with SEC regulations and to include reconciliations of certain non IFRS figures to the most directly equivalent IFRS figures for the periods presented. This document does not update or otherwise supplement the information contained in the previously published Interim Results Announcement.

Barclays management believes that the non-IFRS measures contained in this document provide valuable information to readers of its financial statements because they enable the reader to focus more directly on the underlying day-to-day performance of Barclays businesses and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management. However, any non-IFRS measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

An audit opinion has not been rendered in respect of this document or the Interim Results Announcement.

Barclays PLC - 2011 Interim Results

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM.

TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839

Barclays PLC - 2011 Interim Results

Unless otherwise stated, the income statement analyses compare the six months to 30 June 2011 to the corresponding six months of 2010 and balance sheet comparisons relate to the corresponding position at 31 December 2010.

Adjusted profit before tax and adjusted performance metrics have been presented to provide a more consistent basis for comparing business performance between periods. These measures exclude: the impact of own credit; the provision for PPI redress; and gains and losses on acquisitions and disposals of subsidiaries, associates, joint ventures and strategic investments.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the glossary on pages 87 to 93.

In accordance with Barclays policy to provide meaningful disclosures that help investors and other stakeholders understand the financial position, performance and changes in the financial position of the Group for the year, and having regard to the BBA Disclosure Code, the information provided in this report goes beyond minimum requirements. Barclays continues to develop its financial reporting considering best practice and welcomes feedback from investors, regulators and other stakeholders on the disclosures that investors would find most useful.

The information in this announcement, which was approved by the Board of Directors on 1 August 2011, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2010, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC) and which contained an unqualified audit report under Section 495 of the Companies Act 2006 and which did not make any statements under Section 498 of the Companies Act 2006, have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

Forward-looking Statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as “may”, “will”, “seek”, “continue”, “aim”, “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe” or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities, including requirements regarding capital and Group structures, changes in legislation, the further development of standards and interpretations under IFRS applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition - a number of such factors being beyond the Group’s control. As a result, the Group’s actual future results may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements.

Any forward-looking statements made herein speak only as of the date they are made. Except as required by the UK Financial Services Authority (FSA), the London Stock Exchange or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.

Barclays PLC - 2011 Interim Results

Performance Highlights

Group Unaudited Results	30.06.11	30.06.10

	£m	£m	% Change
Total income net of insurance claims excluding own credit[1]	15,241	15,730	(3)
Own credit gain	89	851	nm
Total income net of insurance claims	15,330	16,581	(8)
Impairment charges and other credit provisions	(1,828)	(3,080)	(41)
Net operating income	13,502	13,501	0
Operating expenses excluding provision for payment protection insurance (PPI) redress[2]	(9,829)	(9,720)	1
Provision for PPI redress[3]	(1,000)	—	nm
Profit before tax	2,644	3,947	(33)
Own credit gain	(89)	(851)	nm
Provision for PPI redress[3]	1,000	—	nm
Losses/(gains) on acquisitions and disposals[4]	123	(133)	nm
Adjusted profit before tax[5]	3,678	2,963	24

Profit after tax	1,983	2,921	(32)
Profit attributable to equity holders of the parent	1,498	2,431	(38)
Basic earnings per share	12.5p	20.9p	(40)
Dividend per share	2.0p	2.0p	0

Capital and Balance Sheet	30.06.11	31.12.10
Core Tier 1 ratio	11.0%	10.8%	nm
Risk weighted assets	£395bn	£398bn	(1)
Adjusted gross leverage[6]	20x	20x	nm
Group liquidity pool	£145bn	£154bn	(6)
Net asset value per share	423p	417p	1
Net tangible asset value per share	353p	346p	2
Group loan: deposit ratio	118%	124%	nm

	Adjusted[5]		Statutory
Performance Measures	30.06.11	30.06.10	30.06.11	30.06.10
Cost: income ratio	64%	62%	71%	59%
Cost: net operating income ratio	73%	77%	80%	72%

Profit Before Tax by Business	Adjusted		Statutory
Retail and Business Banking[7]	1,446	1,086	446	1,219
Corporate and Investment Banking[8]	2,327	2,172	2,352	3,023
Wealth and Investment Management[9]	139	126	81	126
Head Office Functions and Other Operations[10]	(234)	(421)	(235)	(421)
Profit before tax	3,678	2,963	2,644	3,947

		30.06.11		30.06.10
Income by Geographic Segment[11]	£m	%	£m	%
UK	6,279	41	6,491	39
Europe	2,226	15	2,818	17
Americas	3,687	24	4,104	25
Africa and the Middle East	2,501	16	2,392	14
Asia	637	4	776	5

1

Total income net of insurance claims (excl own credit), is a non-IFRS measure because it excludes own credit (charge)/gain from the respective IFRS line items. This non-IFRS measure has been presented as it provides a consistent basis for comparing the business’ performance between financial periods.

2

Operating expenses excluding provision for payment protection insurance (PPI) redress, is a non-IFRS measure because it excludes PPI redress from the respective IFRS line items. This non-IFRS measure has been presented as it provides a consistent basis for comparing the business’ performance between financial periods.

3	Provision for the settlement of PPI claims following the conclusion of the Judicial Review proceedings. Refer to note 17 for further details.
4

2011 includes a £58m loss on disposal of a portion of the Group’s strategic investment in BlackRock, Inc. recycled through investment income, and a £64m provision relating to the sale of Barclays Bank Russia.

5

Adjusted profit before tax and adjusted performance metrics have been presented to provide a more consistent basis for comparing business performance between periods. These measures exclude: the impact of own credit of £89m (June 2010: £851m); the provision for PPI redress of £1,000m (June 2010: £nil); and losses on acquisitions and disposals of subsidiaries, associates, joint ventures and strategic investments of £123m (June 2010: £133m gain).

6

Adjusted gross leverage is a non-IFRS measure representing the multiple of adjusted total tangible assets over total qualifying Tier 1 capital. This measure has been presented as it provides for a metric used by management in assessing balance sheet leverage. Barclays management believes that this measure provides useful information to readers of Barclays financial statements as a key measure of stability, which is consistent with the views of regulators and investors

7	For Retail and Business Banking adjusted profit before tax excludes the provision of PPI redress of £1,000m (June 2010: £nil).
8

For Corporate and Investment Banking adjusted profit before tax excludes own credit gain of £89m (June 2010: £851m) and losses on acquisitions and disposals of subsidiaries, associates, joint ventures of £64m (June 2010: £nil).

9	For Wealth and Investment Management adjusted profit before tax excludes losses on strategic investments of £58m (June 2010: £nil).
10	For Head Office Functions and Other Operations adjusted profit before tax excludes losses on acquisitions and disposals of subsidiaries, associates, joint ventures of £1m (June 2010: £nil).
11	Total income net of insurance claims based on counterparty location.

Barclays PLC - 2011 Interim Results	1

Performance Highlights

Group Performance

Barclays delivered adjusted profit before tax of £3,678m in the first half of 2011, an increase of 24% on 2010, after excluding movements on own credit, loss on acquisitions and disposals, and provision for Payment Protection Insurance (PPI) redress. Including these items, profit before tax was £2,644m (2010: £3,947m) down 33% on 2010.

Outlook

While the performance of our capital markets business in July has been impacted by current market conditions, our other businesses have performed in aggregate ahead of their run rate for the first 6 months of the year.

We will continue to maintain the Group’s strong capital, leverage and liquidity positions in anticipation of the new regulatory requirements for the banking industry.

Barclays PLC - 2011 Interim Results	2

Condensed Consolidated Financial Statements (Unaudited)

Condensed Consolidated Income Statement (Unaudited)

Continuing Operations		Half Year Ended 30.06.11	Half Year Ended 31.12.10	Half Year Ended 30.06.10
	Notes[1]	£m	£m	£m
Net interest income	1	6,189	6,554	5,969
Net fee and commission income	2	4,419	4,677	4,194
Net trading income	3	3,896	2,445	5,633
Net investment income	4	594	948	529
Net premiums from insurance contracts		569	555	582
Other income		60	29	89

Total income		15,727	15,208	16,996

Net claims and benefits incurred on insurance contracts		(397)	(349)	(415)

Total income net of insurance claims		15,330	14,859	16,581
Impairment charges and other credit provisions		(1,828)	(2,592)	(3,080)

Net operating income		13,502	12,267	13,501

Staff costs	5	(6,110)	(6,104)	(5,812)
Administration and general expenses	5	(3,124)	(3,309)	(3,276)
Depreciation of property, plant and equipment		(351)	(382)	(408)
Amortisation of intangible assets		(197)	(213)	(224)
Goodwill impairment	5	(47)	(243)	—

Operating expenses excluding provision for PPI redress		(9,829)	(10,251)	(9,720)
Provision for PPI redress[2]	17	(1,000)	—	—

Operating expenses		(10,829)	(10,251)	(9,720)

Share of post-tax results of associates and joint ventures		36	25	33
(Loss)/profit on disposal of subsidiaries, associates and joint ventures	6	(65)	77	4
Gains on acquisitions	7	—	—	129

Profit before tax		2,644	2,118	3,947
Tax	8	(661)	(490)	(1,026)

Profit after tax		1,983	1,628	2,921

Attributable to:

Equity holders of the parent		1,498	1,133	2,431
Non-controlling interests	9	485	495	490

Profit after tax		1,983	1,628	2,921

Earnings per Share from Continuing Operations

Basic earnings per ordinary share	10	12.5p	9.5p	20.9p
Diluted earnings per ordinary share	10	11.9p	8.8p	19.7p

1	For notes see pages 58 to 77.
2	Provision for the settlement of PPI claims following the conclusion of the Judicial Review proceedings.

Barclays PLC - 2011 Interim Results	3

Condensed Consolidated Financial Statements (Unaudited)

Condensed Consolidated Statement of Comprehensive Income (Unaudited)

		Half Year Ended	Half Year Ended	Half Year Ended
		30.06.11	31.12.10	30.06.10
	Notes[1]	£m	£m	£m
Profit after tax		1,983	1,628	2,921

Other Comprehensive Income

Continuing operations
Currency translation differences	20	(790)	130	1,054
Available for sale financial assets	20	315	757	(1,993)
Cash flow hedges	20	(88)	(577)	533
Other		23	32	27

Other comprehensive income for the year		(540)	342	(379)

Total comprehensive income for the year		1,443	1,970	2,542

Attributable to:

Equity holders of the parent		1,174	1,095	1,880
Non-controlling interests		269	875	662

Total comprehensive income for the year		1,443	1,970	2,542

1	For notes, see pages 58 to 77.

Barclays PLC - 2011 Interim Results	4

Condensed Consolidated Financial Statements (Unaudited)

Condensed Consolidated Balance Sheet (Unaudited)

Assets		As at 30.06.11	As at 31.12.10	As at 30.06.10
	Notes[1]	£m	£m	£m
Cash and balances at central banks		86,916	97,630	103,928
Items in the course of collection from other banks		1,317	1,384	961
Trading portfolio assets		181,799	168,867	167,029
Financial assets designated at fair value		39,122	41,485	42,764
Derivative financial instruments	12	379,854	420,319	505,210
Loans and advances to banks		58,751	37,799	45,924
Loans and advances to customers		441,983	427,942	448,266
Reverse repurchase agreements and other similar secured lending		196,867	205,772	197,050
Available for sale financial investments		81,837	65,110	52,674
Current and deferred tax assets	8	3,007	2,713	2,187
Prepayments, accrued income and other assets		6,156	5,269	6,185
Investments in associates and joint ventures		576	518	406
Goodwill and intangible assets	15	8,541	8,697	8,824
Property, plant and equipment		6,196	6,140	5,738
Total assets		1,492,922	1,489,645	1,587,146

Liabilities
Deposits from banks		84,188	77,975	94,304
Items in the course of collection due to other banks		1,324	1,321	1,500
Customer accounts		373,374	345,788	360,980
Repurchase agreements and other similar secured borrowing		247,635	225,534	227,706
Trading portfolio liabilities		77,208	72,693	71,752
Financial liabilities designated at fair value		92,473	97,729	89,015
Derivative financial instruments	12	366,536	405,516	486,261
Debt securities in issue		144,871	156,623	151,728
Accruals, deferred income and other liabilities		12,952	13,233	13,812
Current and deferred tax liabilities	8	1,100	1,160	1,491
Subordinated liabilities	16	26,786	28,499	25,929
Provisions	17	2,074	947	807
Retirement benefit liabilities	18	412	365	788
Total liabilities		1,430,933	1,427,383	1,526,073

Shareholders’ Equity
Shareholders’ equity excluding non-controlling interests		51,572	50,858	49,591
Non-controlling interests	9	10,417	11,404	11,482
Total shareholders’ equity		61,989	62,262	61,073
Total liabilities and shareholders’ equity		1,492,922	1,489,645	1,587,146

1	For notes, see pages 58 to 77.

Barclays PLC - 2011 Interim Results	5

Condensed Consolidated Financial Statements (Unaudited)

Condensed Consolidated Statement of Changes in Equity (Unaudited)

Half Year Ended 30.06.11	Called up Share Capital and Share Premium[1]	Other Reserves[2]	Retained Earnings	Total	Non-controlling Interests	Total Equity
	£m	£m	£m	£m	£m	£m
Balance at 1 January 2011	12,339	1,754	36,765	50,858	11,404	62,262
Profit after tax	—	—	1,498	1,498	485	1,983
Other comprehensive income net of tax:
Currency translation movements	—	(608)	—	(608)	(182)	(790)
Available for sale investments	—	323	—	323	(8)	315
Cash flow hedges	—	(48)	—	(48)	(40)	(88)
Other	—	—	9	9	14	23
Total comprehensive income for the year	—	(333)	1,507	1,174	269	1,443
Issue of shares under employee share schemes	22	—	361	383	—	383
Increase in treasury shares	—	(553)	—	(553)	—	(553)
Vesting of treasury shares	—	423	(423)	—	—	—
Dividends paid	—	—	(419)	(419)	(363)	(782)
Redemption of Reserve Capital Instruments	—	—	—	—	(887)	(887)
Other reserve movements	—	—	129	129	(6)	123
Balance at 30 June 2011	12,361	1,291	37,920	51,572	10,417	61,989

Half Year Ended 31.12.10
Balance at 1 July 2010	12,064	1,474	36,053	49,591	11,482	61,073
Profit after tax	—	—	1,133	1,133	495	1,628
Other comprehensive income net of tax:
Currency translation movements	—	(193)	—	(193)	323	130
Available for sale investments	—	751	—	751	6	757
Cash flow hedges	—	(606)	—	(606)	29	(577)
Other	—	—	10	10	22	32
Total comprehensive income for the year	—	(48)	1,143	1,095	875	1,970
Issue of new ordinary shares	260	—	—	260	—	260
Issue of shares under employee share schemes	15	—	425	440	—	440
Increase in treasury shares	—	(57)	—	(57)	—	(57)
Vesting of treasury shares	—	384	(384)	—	—	—
Dividends paid	—	—	(237)	(237)	(431)	(668)
Redemption of Reserve Capital Instruments	—	—	—	—	(487)	(487)
Other reserve movements	—	1	(235)	(234)	(35)	(269)
Balance at 31 December 2010	12,339	1,754	36,765	50,858	11,404	62,262

1	Details of share capital are shown on page 69.
2	Details of other reserves for the year are shown on page 69.

Barclays PLC - 2011 Interim Results	6

Condensed Consolidated Financial Statements (Unaudited)

Condensed Consolidated Statement of Changes in Equity (Unaudited)

Half Year Ended 30.06.10	Called up Share Capital and Share Premium[1]	Other Reserves[2]	Retained Earnings	Total	Non-controlling Interests	Total Equity
	£m	£m	£m	£m	£m	£m
Balance at 1 January 2010	10,804	2,628	33,845	47,277	11,201	58,478
Profit after tax	—	—	2,431	2,431	490	2,921
Other comprehensive income net of tax:
Currency translation movements	—	935	—	935	119	1,054
Available for sale investments	—	(1,996)	—	(1,996)	3	(1,993)
Cash flow hedges	—	506	—	506	27	533
Other	—	—	4	4	23	27
Total comprehensive income for the year	—	(555)	2,435	1,880	662	2,542
Issue of new ordinary shares	1,240	—	—	1,240	—	1,240
Issue of shares under employee share schemes	20	—	405	425	—	425
Increase in treasury shares	—	(932)	—	(932)	—	(932)
Vesting of treasury shares	—	334	(334)	—	—	—
Dividends paid	—	—	(294)	(294)	(372)	(666)
Other reserve movements	—	(1)	(4)	(5)	(9)	(14)
Balance at 30 June 2010	12,064	1,474	36,053	49,591	11,482	61,073

Condensed Consolidated Cash Flow Statement (Unaudited)

	Half Year Ended	Half Year Ended	Half Year Ended
Continuing Operations	30.06.11	31.12.10	30.06.10
	£m	£m	£m
Profit before tax	2,644	2,118	3,947
Adjustment for non-cash items	3,104	1,931	(960)
Changes in operating assets and liabilities	27,055	(8,988)	22,096
Corporate income tax paid	(890)	(730)	(728)
Net cash from operating activities	31,913	(5,669)	24,355
Net cash from investing activities	(15,465)	(9,448)	3,821
Net cash from financing activities	(2,849)	1,577	(1,418)
Effect of exchange rates on cash and cash equivalents	(1,583)	1,095	2,747
Net increase in cash and cash equivalents	12,016	(12,445)	29,505
Cash and cash equivalents at beginning of the period	131,400	143,845	114,340
Cash and cash equivalents at end of the period	143,416	131,400	143,845

1	Details of share capital are shown on page 69.
2	Details of other reserves comprehensive income for the year are shown on page 69.

Barclays PLC - 2011 Interim Results	7

Group Results Summary

Group Results	Q211	Q111	Q410	Q310	Q210	Q110

	£m	£m	£m	£m	£m	£m
Total income net of insurance claims (excluding own credit)[1]	7,491	7,750	8,081	7,238	7,563	8,167
Own credit gain/(charge)	440	(351)	487	(947)	953	(102)
Total income net of insurance claims	7,931	7,399	8,568	6,291	8,516	8,065

Impairment charges and other credit provisions	(907)	(921)	(1,374)	(1,218)	(1,572)	(1,508)
Net operating income	7,024	6,478	7,194	5,073	6,944	6,557
Operating expenses (excluding provision for PPI redress)	(4,987)	(4,842)	(5,495)	(4,756)	(4,868)	(4,852)
Provision for PPI redress[2]	(1,000)	—	—	—	—	—
Total operating expenses	(5,987)	(4,842)	(5,495)	(4,756)	(4,868)	(4,852)
Share of post tax results of associates & JVs	19	17	16	9	18	15
(Losses)/gains on acquisitions and disposals	(67)	2	76	1	33	100
Profit before tax	989	1,655	1,791	327	2,127	1,820
Own credit (gain)/ charge	(440)	351	(487)	947	(953)	102
Provision for PPI redress[2]	1,000	—	—	—	—	—
Losses/(gains) on acquisitions and disposals[3]	125	(2)	(76)	(1)	(33)	(100)
Adjusted profit before tax[4]	1,674	2,004	1,228	1,273	1,141	1,822

Basic earnings per share	4.0p	8.5p	9.1p	0.4p	11.6p	9.3p
Cost: income ratio	75%	65%	64%	76%	57%	60%
Cost: net operating income ratio	85%	75%	76%	94%	70%	74%
Adjusted cost: income ratio[4]	66%	62%	68%	66%	64%	59%
Adjusted cost: net operating income ratio[4]	75%	71%	82%	79%	81%	73%

Barclays Capital Results
Fixed Income, Currency and Commodities[5]	1,715	2,201	2,031	1,773	2,138	2,745
Equities and Prime Services	563	545	625	359	563	493
Investment Banking	520	612	725	501	461	556
Principal Investments	99	8	115	19	4	101
Total income (excluding own credit)	2,897	3,366	3,496	2,652	3,166	3,895
Own credit gain/(charge)	440	(351)	487	(947)	953	(102)
Total income	3,337	3,015	3,983	1,705	4,119	3,793

Impairment charges and other credit provisions	80	31	(222)	(12)	(41)	(268)
Net operating income	3,417	3,046	3,761	1,693	4,078	3,525
Operating expenses	(2,006)	(2,067)	(2,201)	(1,881)	(2,154)	(2,059)
Share of post tax results of associates and JVs	6	3	2	6	7	3
Profit/(loss) before tax	1,417	982	1,562	(182)	1,931	1,469
Own credit (gain)/ charge	(440)	351	(487)	947	(953)	102
Adjusted profit before tax[6]	977	1,333	1,075	765	978	1,571

Cost: income ratio	60%	69%	55%	110%	52%	54%
Cost: net operating income ratio	59%	68%	59%	111%	53%	58%
Adjusted cost: income ratio[6]	69%	61%	63%	71%	68%	53%
Adjusted cost: net operating income ratio[6]	67%	61%	67%	71%	69%	57%

1

Total income net of insurance claims (excl own credit), is a non-IFRS measure because it excludes own credit (charge)/gain from the respective IFRS line items. This non-IFRS measure has been presented as it provides a consistent basis for comparing the business’ performance between financial periods.

2	Provision for the settlement of PPI claims following the conclusion of the Judicial Review proceedings.
3.

2011 includes a £58m loss on disposal of a portion of the Group’s strategic investment in BlackRock, Inc. recycled through investment income, and a £64m provision relating to the sale of Barclays Bank Russia.

4.

These measures exclude: the impact of own credit gain; the provision for PPI redress; and losses on acquisitions and disposals; and losses on disposal of strategic investments. The amounts for each are disclosed above.

5.	Own credit gains/charges are reflected in the Fixed Income Currency and Commodities line for the purposes of income including own credit.
6.	These measures exclude in respect of Barclays Capital: the impact of own credit gain shown above.

Barclays PLC - 2011 Interim Results	8

Results by Business

UK Retail and Business Banking

	Half Year Ended	Half Year Ended	Half Year Ended
Income Statement Information	30.06.11	31.12.10	30.06.10
	£m	£m	£m
Net interest income	1,625	1,672	1,493
Net fee and commission income	591	631	624
Net trading loss	—	(2)	—
Net premiums from insurance contracts	49	57	73
Other (loss)/income	(2)	1	—
Total income	2,263	2,359	2,190
Net claims and benefits incurred under insurance contracts	(9)	(12)	(19)
Total income net of insurance claims	2,254	2,347	2,171
Impairment charges and other credit provisions	(275)	(372)	(447)
Net operating income	1,979	1,975	1,724

Operating expenses (excluding provision for PPI redress)	(1,275)	(1,487)	(1,322)
Provision for PPI redress[1]	(400)	—	—
Operating expenses	(1,675)	(1,487)	(1,322)

Share of post-tax results of associates and joint ventures	—	(3)	2
Gains on acquisition	—	—	100
Profit before tax	304	485	504
Provision for PPI redress[1]	400	—	—
Gains on acquisition	—	—	(100)
Adjusted profit before tax[2]	704	485	404

Balance Sheet Information
Loans and advances to customers at amortised cost	£117.9bn	£115.6bn	£113.9bn
Customer deposits	£108.3bn	£108.4bn	£106.3bn
Total assets	£123.7bn	£121.6bn	£119.3bn
Risk weighted assets	£ 34.2bn	£ 35.3bn	£ 35.6bn

	Adjusted[2]			Statutory
Performance Measures	30.06.11	31.12.10	30.06.10	30.06.11	31.12.10	30.06.10
Loan loss rate (bps)	46	63	77	46	63	77
90 day arrears rates - UK personal loans	2.1%	2.6%	2.8%	2.1%	2.6%	2.8%
Cost: income ratio	57%	63%	61%	74%	63%	61%
Cost: net operating income ratio	64%	75%	77%	85%	75%	77%

1	Provision for the settlement of PPI claims following the conclusion of the Judicial Review proceedings.
2

Adjusted profit before tax and adjusted performance measures exclude the impact of the provision for PPI redress of £400m (2010: £nil) and gains on acquisitions of £nil (H2 2010: £nil; H1 2010: £100m).

Barclays PLC - 2011 Interim Results	9

Results by Business

UK Retail and Business Banking

•	Adjusted[1] profit before tax up 74% to £704m (2010: £404m)

–	Profit before tax down 40% to £304m (2010: £504m) after £400m provision for PPI redress and £100m gain on acquisition of Standard Life Bank in 2010

•	Income up 4% to £2,254m (2010: £2,171m)

•	Net interest income up 9% to £1,625m (2010: £1,493m) driven by improved margins

–	Net interest margin increased, driven by increased asset and liability margins

–	Average assets increased 4% to £117.0bn (30 June 2010: £112.5bn)

–	Average liabilities increased 3% to £107.0bn (30 June 2010: £103.5bn)

–

Average mortgage balances up 6%, with strong positive net lending. Mortgage balances of £103.9bn at 30 June 2011 (31 December 2010: £101.2bn) with share by value[2] of 9% (31 December 2010: 8%). Gross new mortgage lending of £7.6bn (30 June 2010: £8.5bn), with share by value of 12% (30 June 2010: 14%). Mortgage redemptions down to £4.9bn (30 June 2010: £5.2bn), with net new mortgage lending of £2.7bn (30 June 2010: £3.3bn)

–	Average loan to value ratio on the mortgage portfolio (including buy to let) on a current valuation basis of 43% (2010: 43%). Average loan to value of new mortgage lending of 53% (2010: 52%)

•	Net fee and commission income down 5% to £591m (2010: £624m) following closure of branch-based element of financial planning business

•	Impairment charges down 38% to £275m (2010: £447m) with annualised loan loss rate of 46bps (2010: 77bps)

–	Consumer lending impairment down 47% to £117m (2010: £221m), business lending impairment down 29% to £91m (2010: £129m), and current account impairment down 47% to £43m (2010: £81m)

–	Mortgage impairment charge of £23m (2010: £16m)

–	90 day arrears rates for the UK personal loans improved to 2.1% (31 December 2010: 2.6%)

•

Operating expenses down 11% to £1,275m (2010: £1,440m), excluding £400m provision for PPI redress in 2011 and £118m one-off pension credit in 2010. Including these items, operating expenses up 27% to £1,675m (2010: £1,322m)

•	Total loans and advances to customers up 2% to £117.9bn (31 December 2010: £115.6bn) driven by growth in mortgage balances

•	Total customer deposits flat at £108.3bn (31 December 2010: £108.4bn)

1	Adjusted profit before tax excludes the impact of the provision for PPI redress of £400m (2010: £nil) and gains on acquisitions of £nil (2010: £100m).
2	Share by value refers to the UK RBB share of total mortgage lending across the UK as sourced from the Bank of England.

Barclays PLC - 2011 Interim Results	10

Results by Business

Europe Retail and Business Banking

	Half Year Ended	Half Year Ended	Half Year Ended
Income Statement Information	30.06.11	31.12.10	30.06.10
	£m	£m	£m
Net interest income	358	344	335
Net fee and commission income	219	207	214
Net trading income	5	13	7
Net investment income	33	31	36
Net premiums from insurance contracts	254	217	262
Other income/(loss)	7	(15)	24
Total income	876	797	878
Net claims and benefits incurred under insurance contracts	(272)	(235)	(276)
Total income net of insurance claims	604	562	602
Impairment charges and other credit provisions	(116)	(181)	(133)
Net operating income	488	381	469

Operating expenses	(657)	(538)	(495)

Share of post-tax results of associates and joint ventures	8	8	7
Gains on acquisition	—	—	29
(Loss)/profit before tax	(161)	(149)	10
Gains on acquisition	—	—	(29)
Adjusted loss before tax[1]	(161)	(149)	(19)

Balance Sheet Information

Loans and advances to customers at amortised cost	£46.0bn	£43.4bn	£39.9bn
Customer deposits	£19.1bn	£18.9bn	£17.1bn
Total assets	£56.7bn	£53.6bn	£49.0bn
Risk weighted assets	£17.9bn	£17.3bn	£15.9bn

	Adjusted[1]			Statutory
Performance Measures	30.06.11	31.12.10	30.06.10	30.06.11	31.12.10	30.06.10
30 day arrears rates	1.9%	1.8%	1.9%	1.9%	1.8%	1.9%
Loan loss rate (bps)	50	81	65	50	81	65
Cost: income ratio	109%	96%	82%	109%	96%	82%
Cost: net operating income ratio	135%	141%	106%	135%	141%	106%

1	Adjusted profit before tax and adjusted performance measures excludes the impact of gains on acquisitions of £nil (H2 2010: £nil; H1 2010: £29m).

Barclays PLC - 2011 Interim Results	11

Results by Business

Europe Retail and Business Banking

•	Loss of £161m (2010: profit of £10m) reflecting repositioning of the business

–	Restructuring charges of £129m in 2011

–	Gain of £29m on the acquisition of Italian cards business of Citigroup in 2010

•	Income flat at £604m (2010: £602m)

•	Net interest income increased reflecting higher asset and liability volumes accompanied by higher margins

–	Net interest margin increased due to higher pricing of new business, with liability margin improvements offset by reductions in asset margins

–	Average assets increased 6% to £43.4bn (30 June 2010: £40.8bn)

–	Average liabilities increased 2% to £18.0bn (30 June 2010: £17.7bn)

•	Net fee and commission income flat at £219m (2010: £214m)

•	Net premiums from insurance contracts down slightly at £254m (2010: £262m), with net claims and benefits down slightly to £272m (2010: £276m)

•	Impairment charges down 13% to £116m (2010: £133m) due to focused risk management with 30 day arrears rate stable at 1.9% (31 December 2010: 1.8%)

•	Operating expenses up 33% to £657m (2010: £495m)

–	Restructuring charges of £129m, largely in Spain where an agreement has been signed with unions to close 20% of branch network and reduce headcount by 16% by the end of 2011

–	Excluding restructuring, cost growth of 7% reflecting Italian and Portuguese branch expansion during 2010 and the acquisition of Citigroup’s credit card business in Italy in March 2010

•	Risk weighted assets up 3% to £17.9bn (31 December 2010: £17.3bn)

•	Loans and advances to customers up 6% at £46.0bn (31 December 2010: £43.4bn) primarily due to foreign exchange

•	Customer deposits up slightly to £19.1bn (31 December 2010: £18.9bn)

•	Customer numbers up 1% to 2.73 million (31 December 2010: 2.70 million)

Barclays PLC - 2011 Interim Results	12

Results by Business

Africa Retail and Business Banking1

	Half Year Ended	Half Year Ended	Half Year Ended
Income Statement Information	30.06.11	31.12.10	30.06.10
	£m	£m	£m
Net interest income	1,016	1,026	1,007
Net fee and commission income	650	685	633
Net trading income/(loss)	43	(8)	61
Net investment income/(loss)	30	75	(17)
Net premiums from insurance contracts	216	212	187
Other income	25	30	24
Total income	1,980	2,020	1,895
Net claims and benefits incurred under insurance contracts	(113)	(102)	(113)

Total income net of insurance claims	1,867	1,918	1,782
Impairment charges and other credit provisions	(268)	(232)	(330)
Net operating income	1,599	1,686	1,452
Operating expenses	(1,223)	(1,349)	(1,069)

Share of post-tax results of associates and joint ventures	3	2	1
Profit on disposal of subsidiaries, associates and joint ventures	—	77	4
Profit before tax	379	416	388
Profit on disposal	—	(77)	(4)
Adjusted profit before tax[2]	379	339	384

Balance Sheet Information
Loans and advances to customers at amortised cost	£41.7bn	£45.4bn	£41.2bn
Customer deposits	£31.8bn	£31.3bn	£27.5bn
Total assets	£57.1bn	£60.3bn	£54.9bn
Risk weighted assets	£35.4bn	£38.4bn	£30.9bn

	Adjusted[2]			Statutory
Performance Measures	30.06.11	31.12.10	30.06.10	30.06.11	31.12.10	30.06.10
Loan loss rate (bps)	124	98	153	124	98	153
Cost: income ratio	66%	70%	60%	66%	70%	60%
Cost: net operating income ratio	76%	80%	74%	76%	80%	74%

1	Further analysis of the individual results for Barclays Africa and Absa are set out on page 77.
2	Adjusted profit before tax and adjusted performance measures excludes the impact of profit on disposals of subsidiaries, associates and joint ventures of £nil (H2 2010: £77m; H1 2010: £4m).

Barclays PLC - 2011 Interim Results	13

Results by Business

Africa Retail and Business Banking

•	Segmental reporting for Barclays Africa and Absa now combined to reflect revised management structure

•	Profit before tax down 2% to £379m (2010: £388m)

–

Business growth in Absa and a 3% average appreciation of the Rand against Sterling, more than offset by a 2010 one-off pension credit in Absa of £54m, political unrest in Egypt and adverse exchange rates in the majority of the businesses outside South Africa

•	Income up 5% to £1,867m (2010: £1,782m)

–	10% improvement in Absa partially offset by 14% decline in non-Absa businesses

•	Net interest income up slightly at £1,016m (2010: £1,007m)

–	Net interest income in Absa up 8% to £796m (2010: £737m) due to effective hedging, improved margins and appreciation in average value of Rand

–

Net interest income in the non-Absa businesses down 19% to £220m (2010: £270m) due to Sterling appreciation against relevant currencies and the impact of margin compression in both retail and corporate portfolios

•	Average customer assets were stable at £40.8bn (2010: £40.6bn)

–	Driven by the appreciation of the Rand, offset by depreciation in non-Rand currencies and lower volumes

–

Asset margin for Africa stable due to continued pricing improvements across product range in Absa and a decline in cost of funding for the rest of Africa offset by an increase in interest suspended on delinquent accounts in Absa and a decline in customer pricing for the rest of Africa

•	Average customer liabilities overall increased 11% to £30.1bn (2010: £27.1bn)

–	Principally in Absa due to growth in retail deposits and the appreciation of the Rand

–	Liability margin broadly stable driven in Absa by growth in high margin products offset by pressures on commercial margins

•	Net fee and commission income up 3% to £650m (2010: £633m) reflecting impact of volume growth and selected pricing increases in Absa

•	Net investment income increased to £30m (2010: loss of £17m) reflecting fair value gains on commercial property portfolios and fair value losses recognised in 2010 on Visa shares

•	Impairment charges down 19% to £268m (2010: £330m)

–	Improving economy in South Africa and improving performance across non-Absa commercial portfolios, especially in Mauritius, and retail portfolio in Botswana

–	Deteriorating 30-day arrears rates in non-Absa retail with increase to 2.6% (31 December 2010: 2.2%) mainly due to retail portfolios in Egypt and Botswana

•	Operating expenses up 14% to £1,223m (2010: £1,069m)

–	Primarily driven by one-off pension credit in 2010, inflationary pressures in South Africa and appreciation of the Rand against Sterling

Barclays PLC - 2011 Interim Results	14

Results by Business

Barclaycard

	Half Year Ended	Half Year Ended	Half Year Ended
Income Statement Information	30.06.11	31.12.10	30.06.10
	£m	£m	£m
Net interest income	1,370	1,445	1,369
Net fee and commission income	571	567	569
Net trading loss	(3)	(4)	(4)
Net investment income	—	29	10
Net premiums from insurance contracts	21	31	19
Other income/(loss)	15	(1)	2
Total income	1,974	2,067	1,965
Net claims and benefits incurred under insurance contracts	(2)	(1)	(7)
Total income net of insurance claims	1,972	2,066	1,958
Impairment charges and other credit provisions	(648)	(798)	(890)
Net operating income	1,324	1,268	1,068
Operating expenses (excluding provision for PPI redress)	(818)	(806)	(764)
Provision for PPI redress[1]	(600)	—	—
Operating expenses	(1,418)	(806)	(764)
Share of post-tax results of associates and joint ventures	18	12	13
(Loss)/profit before tax	(76)	474	317
Provision for PPI redress[1]	600	—	—
Adjusted profit before tax[2]	524	474	317

Balance Sheet Information
Loans and advances to customers at amortised cost	£28.3bn	£26.6bn	£26.3bn
Total assets	£32.5bn	£30.3bn	£31.1bn
Risk weighted assets	£34.0bn	£31.9bn	£32.2bn

	Adjusted[2]			Statutory
Performance Measures	30.06.11	31.12.10	30.06.10	30.06.11	31.12.10	30.06.10
Loan loss rate (bps)	420	539	596	420	539	596
30 day arrears rates - UK cards	3.0%	3.4%	3.9%	3.0%	3.4%	3.9%
30 day arrears rates - US cards	3.2%	4.6%	5.3%	3.2%	4.6%	5.3%
30 day arrears rates - South Africa cards	5.4%	6.6%	9.2%	5.4%	6.6%	9.2%
Cost: income ratio	41%	39%	39%	72%	39%	39%
Cost: net operating income ratio	62%	64%	72%	107%	64%	72%

1	Provision for the settlement of PPI claims following the conclusion of the Judicial Review proceedings.
2	Adjusted profit before tax and adjusted performance measures excludes the impact of the provision for PPI redress of £600m (2010: £nil).

Barclays PLC - 2011 Interim Results	15

Results by Business

Barclaycard

•	Adjusted[1] profit before tax up 65% to £524m (2010: £317m)

–	Loss before tax of £76m (2010: profit of £317m) after £600m provision for PPI redress, with related £47m goodwill write-off in FirstPlus secured lending portfolio

–	International profit up driven by significant improvements in the US and Absa Card

–	Egg consumer card assets and MBNA corporate card portfolio acquired during first half delivered immediate profit contributions

•	Income up slightly at £1,972m (2010: £1,958m), with growth in balances driven by UK Cards offset by higher customer balance repayments in the US and appreciation of Sterling against the US Dollar

–	UK income of £1,249m (2010: £1,174m) including contribution from Egg and MBNA, partially offset by continued run-off of FirstPlus

–	International income down 8% to £723m (2010: £784m) due to customer balance repayments in the US and appreciation of Sterling against the US Dollar

–	Over 20% of income generated from products other than consumer credit cards

•	Net interest income flat at £1,370m (2010: £1,369m)

–	Average assets increased 2% to £29.4bn (30 June 2010: £28.7bn)

–

UK Cards average extended card balances up to £10.4bn (30 June 2010: £8.6bn) due to Egg and balance transfers, partially offset by higher customer balance repayments in the US and continued run-off of FirstPlus

–	Asset margin stable, with net interest margin down

•	Net fee and commission income flat at £571m (2010: £569m)

•	Impairment charges down 27% to £648m (2010: £890m)

–	Focused risk management and customer balance repayments drove loan loss rate down to 420bps (2010: 596bps)

–	30 day arrears rates for consumer cards in UK down to 3.0% (31 December 2010: 3.4%), in the US down to 3.2% (31 December 2010: 4.6%) and in South Africa down to 5.4% (31 December 2010: 6.6%)

•	Operating expenses in line with prior year at £771m (2010: £764m), excluding £600m provision for PPI redress and £47m goodwill write-off in FirstPlus

–	Including these items and acquisition of Egg and MBNA operating expenses up to £1,418m (2010: £764m)

•	Total assets up 7% to £32.5bn (31 December 2010: £30.3bn)

–	Acquired Egg assets and MBNA portfolio, partially offset by lower balances in the US and continued run-off of FirstPlus

–	Risk weighted assets up 7% to £34.0bn (31 December 2010: £31.9bn)

1	Adjusted profit before tax excludes the impact of the provision for PPI redress of £600m (2010: £nil).

Barclays PLC - 2011 Interim Results	16

Results by Business

Barclays Capital

	Half Year Ended	Half Year Ended	Half Year Ended
Income Statement Information	30.06.11	31.12.10	30.06.10
	£m	£m	£m
Net interest income	511	764	357
Net fee and commission income	1,543	1,831	1,516
Net trading income (excluding own credit)	3,720	3,277	4,709
Net investment income	491	273	479
Other (loss)/income	(2)	3	—
Total income (excluding own credit)[1]	6,263	6,148	7,061

Own credit gain/(charge)	89	(460)	851
Total income	6,352	5,688	7,912

Impairment charges and other credit provisions	111	(234)	(309)
Net operating income	6,463	5,454	7,603
Operating expenses	(4,073)	(4,082)	(4,213)

Share of post-tax results of associates and joint ventures	9	8	10
Profit before tax	2,399	1,380	3,400
Own credit (gain)/charge	(89)	460	(851)
Adjusted profit before tax[2]	2,310	1,840	2,549

Balance Sheet Information
Loans and advances to banks and customers at amortised cost	£180.7bn	£149.7bn	£188.1bn
Total assets	£1,076.0bn	£1,094.8bn	£1,212.4bn
Risk weighted assets	£190.0bn	£191.3bn	£194.3bn
Liquidity pool	£145bn	£154bn	£160bn
Average DVaR (95%)	£48m	£49m	£57m

	Adjusted[2]			Statutory
Performance Measures	30.06.11	31.12.10	30.06.10	30.06.11	31.12.10	30.06.10
Loan loss rate (bps)	(6)	42	34	(6)	42	34
Cost: income ratio	65%	66%	60%	64%	72%	53%
Cost: net operating income ratio	64%	69%	62%	63%	75%	55%
Compensation: income ratio	45%	44%	42%	45%	48%	37%

1

Total income excluding own credit is a non-IFRS measure that represents income before own credit gain. This measure has been presented as it provides a consistent basis for comparing the business’ performance between financial periods. The own credit gain for the 6 month period ended 30 June 2011 was £89m (H2 2010: charge of £460m; H1 2010: gain of £851m).

2	Adjusted profit before tax and adjusted performance measures exclude the impact of own credit gains of £89m (H2 2010: charge of £460m; H1 2010: gain of £851m).

Barclays PLC - 2011 Interim Results	17

Results by Business

Barclays Capital

•	Adjusted[1] profit before tax down 9% to £2,310m (2010: £2,549m)

–	Including an own credit gain of £89m (2010: gain of £851m), profit before tax of £2,399m (2010: £3,400m)

•	Total income excluding own credit[2] of £89m (H2 2010: charge of £460m; H1 2010: gain of £851m) down 11% to £6,263m (2010: £7,061m)

	Half Year Ended	Half Year Ended	Half Year Ended
Analysis of Total Income	30.06.11	31.12.10	30.06.10
	£m	£m	£m
Fixed Income, Currency and Commodities[3]	3,916	3,804	4,883
Equities and Prime Services	1,108	984	1,056
Investment Banking	1,132	1,226	1,017
Principal Investments	107	134	105
Total income (excluding own credit)[2]	6,263	6,148	7,061
Own Credit	89	(460)	851
Total income	6,352	5,688	7,912

–

Fixed Income, Currency and Commodities down 20% to £3,916m (2010: £4,883m), reflecting lower contributions from Fixed Income Rates and Credit, and from Commodities in a challenging trading environment, particularly in the second quarter. Currency up 12% on 2010, benefiting from strong client volumes

–	Equities and Prime Services up 5% to £1,108m (2010: £1,056m), benefiting from improved client flow in derivatives and equity financing

–	Investment Banking, up 11% to £1,132m (2010: £1,017m) driven by growth in equity and debt underwriting

–	Principal Investments up 2% to £107m (2010: £105m) mainly from one large disposal in the UK

•

Total income (excluding own credit)[4] in the second quarter of £2,897m, down 14% on the first quarter of 2011 reflecting lower activity levels. FICC[5] income down 22%; Investment Banking down 15%, following a strong first quarter in equity and debt underwriting; Equities and Prime Services income up 3%

•

Net interest income up 43% to £511m (2010: £357m) due to lower funding costs. Fee and commission income up 2% to £1,543m (2010: £1,516m) driven by increases in Investment Banking impacted by a reduction in fees paid by Head Office. Net trading income (excluding own credit) down 21% to £3,720m (2010: £4,709m) primarily driven by lower contributions from FICC

•

Net impairment releases of £111m in the first half (2010: charge of £309m) reflecting a £223m release of the impairment allowance relating to the Protium loan prior to consolidation, partially offset by charges primarily relating to leveraged finance

•	Operating expenses down 3% to £4,073m (2010: £4,213m). Excluding the impact of own credit, cost to net operating income of 64% (2010: 62%) and compensation to income of 45% (2010: 42%)

•

Total assets down 2% to £1,076bn (31 December 2010: £1,095bn), reflecting decreases in gross derivative assets largely offset by increase in settlement balances. Assets contributing to adjusted gross leverage down 2% to £654bn (31 December 2010: £668bn) reflecting reduction in liquidity pool to £145bn (31 December 2010: £154bn) and fluctuations as a result of normal trading activities

•	Credit market exposures down £6.0bn to £17.9bn, including a reduction of £3.7bn in relation to Protium

•	Risk weighted assets in line at £190bn (31 December 2010: £191bn), with benefits from a reduction in credit market exposures offset by the impact of regulatory methodology changes

•	Average DVaR down to £48m (2010: £57m), due to lower client activity. Spot DVaR at 30 June 2011 up to £50m (31 December 2010: £48m)

1.	Adjusted profit before tax and adjusted performance metrics exclude the impact of own credit gains of £89m (H2 2010: charge of £460m; H1 2010: gain of £851m).
2.

Total income excluding own credit is a non-IFRS measure that represents income before own credit gain. This measure has been presented as it provides a consistent basis for comparing the business’ performance between financial periods. The own credit gain for the 6 month period ended 30 June 2011 was £89m (Q2 2011: gain of £440m; Q1 2011: charge of £351m; H2 2010: charge of £460m; H1 2010: gain of £851m).

3.	Own credit gains/charges are reflected in the Fixed Income Currency and Commodities line for the purposes of income including own credit.
4.	In the second quarter of 2011 total income including own credit was up 11% from previous quarter to £3,337m (Q1 2011: £3,015m).
5.	Including own credit FICC income was up 16% from the first quarter of 2011.

Barclays PLC - 2011 Interim Results	18

Results by Business

Barclays Corporate

	Half Year Ended	Half Year Ended	Half Year Ended
Income Statement Information	30.06.11	31.12.10	30.06.10
	£m	£m	£m
Net interest income	955	1,065	939
Net fee and commission income	470	446	464
Net trading income	29	53	27
Net investment income/(loss)	8	1	(33)
Other income	9	8	4
Total income	1,471	1,573	1,401
Impairment charges and other credit provisions	(614)	(747)	(949)
Net operating income	857	826	452

Operating expenses[1]	(839)	(1,078)	(829)

Share of post-tax results of associates and joint ventures	(1)	(2)	—
Loss on disposal of subsidiaries, associates and joint ventures	(64)	—	—
Loss before tax	(47)	(254)	(377)
Loss on disposal	64	—	—
Adjusted profit/(loss) before tax[2]	17	(254)	(377)

Balance Sheet Information
Loans and advances to customers at amortised cost	£64.4bn	£65.7bn	£66.8bn
Loans and advances to customers at fair value	£14.4bn	£14.4bn	£14.4bn
Customer deposits	£77.0bn	£71.0bn	£68.4bn
Total assets	£85.1bn	£85.7bn	£86.9bn
Risk weighted assets	£69.3bn	£70.8bn	£72.7bn

	Adjusted[2]			Statutory
Performance Measures	30.06.11	31.12.10	30.06.10	30.06.11	31.12.10	30.06.10
Loan loss rate (bps)	177	208	240	177	208	240
Cost: income ratio	57%	69%	59%	57%	69%	59%
Cost: net operating income ratio	98%	131%	183%	98%	131%	183%

1	Operating expenses includes £243m in relation to goodwill write-down for the half year ended 31 December 2010.
2	Adjusted profit before tax and adjusted performance measures exclude the impact of expected loss on disposal of £64m (2010: £nil).

Barclays PLC - 2011 Interim Results	19

Results by Business

Barclays Corporate

Half Year Ended 30 June 2011

Income Statement Information	UK	Europe	Rest of World	Total
	£m	£m	£m	£m
Income	1,135	200	136	1,471
Impairment charges and other credit provisions	(163)	(428)	(23)	(614)
Operating expenses	(558)	(131)	(150)	(839)
Share of post-tax results of associates and joint ventures	(1)	—	—	(1)
Loss on disposal of subsidiaries, associates and joint ventures	—	—	(64)	(64)
Profit/(loss) before tax	413	(359)	(101)	(47)

Balance Sheet Information
Loans and advances to customers at amortised cost	£48.9bn	£12.5bn	£3.0bn	£64.4bn
Loans and advances to customers at fair value	£14.4bn	—	—	£14.4bn
Customer deposits	£67.5bn	£7.2bn	£2.3bn	£77.0bn
Total assets	£65.8bn	£15.0bn	£4.3bn	£85.1bn
Risk weighted assets	£47.1bn	£17.2bn	£5.0bn	£69.3bn

Half Year Ended 31 December 2010
Income Statement Information
Income	1,214	224	135	1,573
Impairment charges and other credit provisions	(209)	(456)	(82)	(747)
Operating expenses	(541)	(104)	(433)	(1,078)
Share of post-tax results of associates and joint ventures	(2)	—	—	(2)
Profit/(loss) before tax	462	(336)	(380)	(254)

Balance Sheet Information
Loans and advances to customers at amortised cost	£49.6bn	£12.7bn	£3.4bn	£65.7bn
Loans and advances to customers at fair value	£14.4bn	—	—	£14.4bn
Customer deposits	£63.1bn	£5.5bn	£2.4bn	£71.0bn
Total assets	£66.1bn	£15.2bn	£4.4bn	£85.7bn
Risk weighted assets	£48.9bn	£16.5bn	£5.4bn	£70.8bn

Half Year Ended 30 June 2010[1]
Income Statement Information
Income	1,065	204	132	1,401
Impairment charges and other credit provisions	(250)	(616)	(83)	(949)
Operating expenses	(443)	(105)	(281)	(829)
Profit/(loss) before tax	372	(517)	(232)	(377)

Balance Sheet Information
Loans and advances to customers at amortised cost	£50.3bn	£12.9bn	£3.6bn	£66.8bn
Loans and advances to customers at fair value	£14.4bn	—	—	£14.4bn
Customer deposits	£60.8bn	£5.2bn	£2.4bn	£68.4bn
Total assets	£66.9bn	£15.1bn	£4.9bn	£86.9bn
Risk weighted assets	£50.5bn	£16.6bn	£5.6bn	£72.7bn

1

UK & Ireland, Continental Europe and New Markets are now known as UK, Europe and Rest of World respectively. Ireland profit before tax of £17m (H2 2010: £1m; H1 2010: £16m) and Iveco loss before tax of £9m (H2 2010: £nil; H1 2010: loss of £9m), previously included within UK and Ireland, is now included under Europe.

Barclays PLC - 2011 Interim Results	20

Results by Business

Barclays Corporate

•	Adjusted[1] profit before tax of £17m (2010: loss of £377m), excluding provision for expected loss of £64m on disposal of Barclays Bank Russia (BBR)

–	Including expected loss on disposal, loss before tax of £47m (2010: loss of £377m)

–	Improved profitability across all three geographic regions - UK, Europe and Rest of World

–

UK profit before tax up 11% to £413m (2010: £372m) reflecting resilient income and falling impairment partially offset by an increase in costs mainly from a non-recurrence of a prior year pension credit and an increase in restructuring charges

–

Europe loss before tax down 31% to a loss of £359m (2010: loss of £517m), driven mainly by lower impairment charges in Spain of £299m, well below the charge of £553m reported for the same period last year

–

Rest of World loss before tax down 56% to a loss before tax £101m (2010: loss of £232m), principally due to the non-recurrence of 2010 restructuring charges, subsequent cost reduction and improvement in loan loss rates, partially offset by the loss on disposal of BBR

•	Total income up 5% to £1,471m (2010: £1,401m)

•	Net interest income up 2% to £955m (2010: £939m) reflecting resilient UK net interest income

–	Average assets down 4% to £68.1bn (30 June 2010: £70.9bn)

–	Average liabilities up 13% to £67.5bn (30 June 2010: £59.8bn)

–	Net interest margin up

•	Non interest related income up 12% to £516m (2010: £462m)

–	Net fee and commission income up 1% to £470m (2010: £464m)

–	Net investment income up to £8m (2010: loss of £33m) reflecting reduced writedowns of venture capital investments

•	Impairment charges down 35% to £614m (2010: £949m), primarily due to Spain where charges remained well below H1 2010, despite depressed market conditions affecting some significant single name cases

–	UK charges down, benefiting from the balanced nature of portfolios

–	Rest of World impairment down by £60m, primarily as a result of management action to reduce risk profile of portfolios

–	Overall loan loss rates down to 177bps (2010: 240bps)

•	Operating expenses up 1% to £839m (2010: £829m), with the non-recurrence of a prior year pension credit broadly offset by a decrease in restructuring charges

–	Continued investment in global product platform to deliver improved product and client service capabilities

•	Total assets down to £85.1bn (31 December 2010: £85.7bn) mostly driven by lower balances in the UK. Risk weighted assets down 2% to £69.3bn (31 December 2010: £70.8bn)

–	Loans and advances to customers at amortised cost down 2% to £64.4bn (31 December 2010: £65.7bn), with loans and advances to customers at fair value flat at £14.4bn

–	Strong growth in customer deposits to £77.0bn (31 December 2010: £71.0bn)

1.	Adjusted profit before tax excludes the impact of expected loss on disposal of £64m (2010: £nil).

Barclays PLC - 2011 Interim Results	21

Results by Business

Barclays Wealth

Income Statement Information	Half Year Ended 30.06.11	Half Year Ended 31.12.10	Half Year Ended 30.06.10
	£m	£m	£m
Net interest income	369	370	308
Net fee and commission income	470	425	444
Net trading income	9	9	2
Net investment (loss)/income	—	(1)	3

Total income	848	803	757
Impairment charges and other credit provisions	(19)	(21)	(27)

Net operating income	829	782	730

Operating expenses	(740)	(714)	(635)

Share of post-tax results of associates and joint ventures	(1)	—	—

Profit before tax	88	68	95

Balance Sheet Information
Loans and advances to customers at amortised cost	£17.6bn	£16.1bn	£14.3bn
Customer deposits	£44.4bn	£44.8bn	£41.8bn
Total assets	£19.8bn	£17.8bn	£16.4bn
Risk weighted assets	£12.7bn	£12.4bn	£11.6bn

	Statutory
Performance Measures	30.06.11	31.12.10	30.06.10
Loan loss rate (bps)	21	26	37
Cost: income ratio	87%	89%	84%

Barclays PLC - 2011 Interim Results	22

Results by Business

Barclays Wealth

•	Profit before tax down 7% to £88m (2010: £95m), reflecting strong income growth offset by increased investment in the growth of the business

•	Income up 12% to £848m (2010: £757m) and net operating income up 14% to £829m (2010: £730m)

•	Net interest income up 20% to £369m (2010: £308m)

–	Average customer deposits up £4.1bn to £44.0bn (30 June 2010: £39.9bn)

–	Average loans up £3.0bn to £16.8bn (30 June 2010: £13.8bn)

–	Net interest margin up

•	Net fees and commissions income up 6% to £470m (2010: £444m) driven by higher transactional activity with High Net Worth clients

•	Operating expenses up 17% to £740m (2010: £635m)

–	Increase of £41m in investment spend and related restructuring costs to support the investment programme. This includes Project Gamma investment of £44m (2010: £33m)

–	Staff and infrastructure costs from growth in High Net Worth businesses

•	Risk weighted assets up 2% to £12.7bn (31 December 2010: £12.4bn)

•	Return on risk weighted assets down to 1.3% (2010: 1.4%)

•	Total client assets (customer deposits and client investments) up 3% to £169.5bn (31 December 2010: £163.9bn) with underlying net new assets of £4bn

Barclays PLC - 2011 Interim Results	23

Results by Business

Investment Management

Income Statement Information	Half Year Ended 30.06.11	Half Year Ended 31.12.10	Half Year Ended 30.06.10
	£m	£m	£m
Net interest expense	(2)	(3)	(3)
Net fee and commission income	1	1	3
Net trading loss	(4)	(2)	(17)
Net investment income	5	49	51
Other loss	(1)	(1)	—
Total income	(1)	44	34

Operating expenses	(6)	(8)	(3)

(Loss)/profit before tax	(7)	36	31
Loss on disposal	58	—	—
Adjusted profit before tax[1]	51	36	31

Balance Sheet Information
Total assets	£4.2bn	£4.6bn	£3.6bn
Risk weighted assets	£0.1bn	£0.1bn	£0.1bn

•	Loss before tax of £7m (2010: profit before tax of £31m) principally reflecting

–	Dividend income of £62m (2010: £51m)

–	Loss of £58m on disposal of 2.357 million BlackRock, Inc. shares in May 2011 to maintain the Group’s strategic holding below 20%

•

Total assets of £4.2bn (31 December 2010: £4.6bn), reflecting the fair value of the Group’s investment in 35.210 million (2010: 37.567 million) BlackRock shares representing a 19.7% interest, accounted for as an available for sale equity investment

•

The value of the holding as at 30 June 2011 was £0.8bn below the value at acquisition (31 December 2010: £0.9bn). This reduction has been reflected in the available for sale reserve and the Group’s Core Tier 1 ratio

•

Investment assessed for impairment as at 30 June 2011. 15.5% reduction in fair value from original acquisition cost not considered significant or prolonged, and no impairment recognised at 30 June 2011

•

Further assessment will be undertaken in the second half to consider whether any continued shortfall compared with the value at acquisition should, subject to any significant mitigating factors, be recognised in the income statement for 2011

1	Adjusted profit before tax excludes the £58m (2010: £nil) loss on disposal of a portion of the Group’s strategic investment in BlackRock, Inc. recycled through investment income.

Barclays PLC - 2011 Interim Results	24

Results by Business

Head Office Functions and Other Operations

	Half Year Ended	Half Year Ended	Half Year Ended
Income Statement Information	30.06.11	31.12.10	30.06.10
	£m	£m	£m
Net interest (expense)/income	(13)	(129)	164
Net fee and commission expense	(96)	(116)	(273)
Net trading income/(loss)	8	(431)	(3)
Net investment income	27	491	—
Net premiums from insurance contracts	29	38	41
Other income	9	4	35

Total income	(36)	(143)	(36)
Net claims and benefits incurred under insurance contracts	(1)	1	—

Total income net of insurance claims	(37)	(142)	(36)
Impairment charges and other credit provisions	1	(7)	5

Net operating loss	(36)	(149)	(31)

Operating expenses	(198)	(189)	(390)

Profit on disposal of subsidiaries, associates and joint ventures	(1)	—	—

Loss before tax	(235)	(338)	(421)
Profit on disposal	1	—	—

Adjusted loss before tax	(234)	(338)	(421)
Balance Sheet Information
Total assets	£37.7bn	£20.9bn	£13.7bn
Risk weighted assets	£1.6bn	£0.6bn	£1.8bn

•	Loss before tax down to £235m (2010: loss of £421m) due to lower operating expenses and flat income

•	Total income flat at a loss of £37m (2010: loss of £36m)

•

Net interest (expense)/income decreased to a net expense of £13m (2010: net income of £164m) driven by consolidation adjustments, mainly on hedging derivatives with corresponding income recorded in net trading income

•	Net fee and commission expense down to £96m (2010: £273m) driven by decrease in fees for structured capital market activities to £10m (2010: £191m)

•

Net trading income/(loss) increased to an income of £8m (2010: loss of £3m) reflecting 2010 reclassification of £221m profit from currency translation reserve to income statement relating to repatriation of capital from overseas operation, offset by consolidation adjustments on hedging derivatives with corresponding expense recorded in net interest expense

•	Operating expenses down to £198m (2010: £390m) due to non recurrence of 2010 provision of £194m in relation to resolution of investigation into Barclays compliance with US economic sanctions

•	Total assets increased 80% to £37.7bn (31 December 2010: £20.9bn) due to purchases of government bonds to support the Group’s hedging and liquidity management activities

Barclays PLC - 2011 Interim Results	25

Risk Management

Overview

Barclays has clear risk management objectives, a well-established strategy to deliver these objectives, and a robust framework for managing risk. The approach to identifying, assessing, controlling, managing and reporting risks is formalised in the Principal Risks Framework.

The Group’s Principal Risks, together with references to where areas of significant risk affecting the 2011 results, are as follows:

Principal Risks	Analysis Relating to Key Risks	Page
Retail and Wholesale	• Analysis of total assets by valuation basis and underlying asset class	27
Credit Risk	• Analysis of loans and advances to customers and banks	29
	• Impairment, potential credit risk loans and coverage ratios	33
	• Wholesale credit risk	35
	• Retail credit risk	37
	• Debt securities and other bills	42
	• Exposures to selected Eurozone countries	46
	• Barclays Capital Credit Market Exposures	53

Market Risk	• Analysis of market risk and, in particular, Barclays Capital’s DVaR	43

Liquidity Risk	• Key measures of liquidity risk, including the Group’s liquidity pool, term financing and funding structure	44

Legal Risk	• Significant litigation matters • Significant investigations	71 71

Regulatory Risk	• Significant regulatory matters, including structural changes to the UK and global regulatory environment	72

Capital Risk	• Analysis of the current capital base, risk weighted assets, adjusted gross leverage and anticipated significant regulatory changes	55

The other Principal Risks that form part of the Group’s Principal Risks Framework but are not covered in this Interim Announcement are: People Risk, Operations Risk, Taxation Risk, Technology Risk, Financial Reporting Risk and Fraud Risk.

The risk management framework and policies remain broadly unchanged from those described in Barclays PLC Annual Report 2010. The Principal Risks Framework is currently under review with a view to implementing any changes in the second half of 2011.

Barclays PLC - 2011 Interim Results	26

Risk Management

Analysis of Total Assets by Valuation Basis and Underlying Asset Class

		Accounting Basis
Assets as at 30.06.11	Total Assets	Cost Based Measure	Fair Value
	£m	£m	£m
Cash and balances at central banks	86,916	86,916	—

Items in the course of collection from other banks	1,317	1,317	—

Debt securities & other bills	147,785	—	147,785
Equity securities	29,118	—	29,118
Traded loans	1,693	—	1,693
Commodities[7]	3,203	—	3,203
Trading portfolio assets	181,799	—	181,799

Loans and advances	22,086	—	22,086
Debt securities	1,643	—	1,643
Equity securities	5,451	—	5,451
Other financial assets[8]	8,418	—	8,418
Held in respect of linked liabilities to customers under investment contracts[9]	1,524	—	1,524
Financial assets designated at fair value	39,122	—	39,122

Derivative financial instruments	379,854	—	379,854

Loans and advances to banks	58,751	58,751	—

Loans and advances to customers	441,983	441,983	—

Debt securities & other bills	76,711	—	76,711
Equity securities	5,126	—	5,126
Available for sale financial instruments	81,837	—	81,837

Reverse repurchase agreements and other similar secured lending	196,867	196,867	—

Other assets	24,476	22,677	1,799

Total assets as at 30.06.11	1,492,922	808,511	684,411

Total assets as at 31.12.10	1,489,645	792,294	697,351

1	Further analysis of loans and advances is on pages 30 to 32.
2	Further analysis of derivatives is on page 65.
3	Further analysis of debt securities and other bills is on page 42.
4	Reverse repurchase agreements comprise primarily short-term cash lending with assets pledged by counterparties securing the loan.
5	Equity securities comprise primarily equity securities determined by available quoted prices in active markets.

Barclays PLC - 2011 Interim Results	27

Risk Management

Analysis of Total Assets						Sub Analysis
Loans and Advances[1]	Derivatives[2]	Debt Securities & Other Bills[3]	Reverse Repurchase Agreements[4]	Equity Securities[5]	Other	Credit Market Exposures[6]
£m	£m	£m	£m	£m	£m	£m
—	—	—	—	—	86,916	—

—	—	—	—	—	1,317	—

—	—	147,785	—	—	—	2,657
—	—	—	—	29,118	—	—
1,693	—	—	—	—	—	—
—	—	—	—	—	3,203	—
1,693	—	147,785	—	29,118	3,203	2,657

22,086	—	—	—	—	—	4,428
—	—	1,643	—	—	—	—
—	—	—	—	5,451	—	718
—	—	—	6,721	—	1,697	—
—	—	—	—	—	1,524	—
22,086	—	1,643	6,721	5,451	3,221	5,146

—	379,854	—	—	—	—	1,367

58,751	—	—	—	—	—	—

441,983	—	—	—	—	—	6,206

—	—	76,711	—	—	—	287
—	—	—	—	5,126	—	—
—	—	76,711	—	5,126	—	287

—	—	—	196,867	—	—	—

—	—	—	—	—	24,476	1,966

524,513	379,854	226,139	203,588	39,695	119,133	17,629

490,263	420,319	200,787	213,331	36,779	128,166	23,625

6

See page 53 for further analysis of Barclays Capital Credit Market Exposures which includes undrawn commitments of £241m (31 December 2010: £264m) that are off-balance sheet and therefore not included in the table above.

7	Commodities primarily consist of physical inventory positions.
8	These instruments consist primarily of reverse repurchase agreements designated at fair value.
9

Financial assets designated at fair value in respect of linked liabilities to customers under investment contracts have not been further analysed as the Group is not exposed to the risks inherent in these assets.

Barclays PLC - 2011 Interim Results	28

Risk Management

Credit Risk

Analysis of Loans and Advances to Customers and Banks

	Gross L&A	Impairment Allowance	L&A Net of Impairment	Credit Risk Loans[1]	CRLs % of Gross L&A1	Impairment Charges[2]	Loan Loss Rates[3]
	£m	£m	£m	£m	%	£m	bps
Wholesale - customers	212,523	5,132	207,391	11,451	5.4	621	59
Wholesale - banks	58,799	48	58,751	36	0.1	(4)	(1)
Total Wholesale	271,322	5,180	266,142	11,487	4.2	617	46

Total Retail	241,033	6,441	234,592	12,067	5.0	1,257	105

Loans and Advances at Amortised Cost	512,355	11,621	500,734	23,554	4.6	1,874	74

Loans and Advances Held at Fair Value	23,779	na	23,779

Total Loans and Advances	536,134	11,621	524,513

As at 31.12.10
Wholesale - customers	204,991	5,501	199,490	11,716	5.7	2,347	114
Wholesale - banks	37,847	48	37,799	35	0.1	(18)	(5)
Total Wholesale	242,838	5,549	237,289	11,751	4.8	2,329	96

Total Retail	235,335	6,883	228,452	12,571	5.3	3,296	140

Loans and Advances at Amortised Cost	478,173	12,432	465,741	24,322	5.1	5,625	118

Loans and Advances Held at Fair Value	24,522	na	24,522

Total Loans and Advances	502,695	12,432	490,263

Gross loans and advances to customers and banks at amortised cost increased 7% to £512,355m (31 December 2010: £478,173m) principally driven by increased balances in the wholesale portfolios.

Wholesale loans and advances at amortised cost increased 12% to £271,322m (31 December 2010: £242,838m) driven by increased settlement balances and cash collateral partially offset by the reduction in loans resulting from the consolidation of Protium, a reduction in borrowing by customers and net depreciation in the value of other currencies relative to Sterling.

Retail loans and advances at amortised cost increased 2% to £241,033m (31 December 2010: £235,335m) reflecting steady growth in UK Home Loans, the acquisition of Egg consumer card assets, growth in Italian Home Loans and growth in High Net Worth lending in Barclays Wealth; partially offset by a decrease in Africa RBB as a result of the depreciation of the Rand against Sterling since the year end.

Further detail can be found in the Wholesale Credit Risk and the Retail Credit Risk sections on pages 35 to 41.

1	31.12.10 excludes from credit risk loans (CRLs) the loan to Protium of £7,560m against which an impairment of £532m was held. See page 54 for further information.
2	Impairment charges and other credit provisions, comprising impairment on loans and advances and charges in respect of undrawn facilities and guarantees, see page 32.
3	The loan loss rates for 30.06.11 have been calculated on an annualised basis. The loan loss rates for 31.12.10 have been calculated on the twelve months ended 31.12.10.

Barclays PLC - 2011 Interim Results	29

Risk Management

Loans and Advances at Amortised Cost Net of Impairment Allowances, by Industry Sector and Geography1

As at 30.06.11	United Kingdom	Europe	Americas	Africa and Middle East	Asia	Total
	£m	£m	£m	£m	£m	£m
Financial institutions	35,687	36,924	55,101	4,569	18,014	150,295
Manufacturing	6,417	3,586	1,125	1,203	775	13,106
Construction	3,663	1,070	47	1,038	82	5,900
Property	14,411	3,730	947	4,572	210	23,870
Government	607	2,631	1,699	5,238	3,106	13,281
Energy and water	1,728	2,354	1,370	647	342	6,441
Wholesale and retail distribution and leisure	11,064	2,767	436	2,284	109	16,660
Business and other services	15,503	4,948	1,873	3,332	231	25,887
Home loans	107,488	40,476	434	23,455	290	172,143
Cards, unsecured loans and other personal lending	27,074	8,009	7,486	5,844	975	49,388
Other	8,435	5,490	1,517	7,724	597	23,763
Net loans and advances to customers and banks	232,077	111,985	72,035	59,906	24,731	500,734

As at 31.12.10
Financial institutions	24,639	26,984	60,514	4,539	7,335	124,011
Manufacturing	6,660	4,793	904	1,543	866	14,766
Construction	3,607	1,259	34	909	54	5,863
Property	13,746	3,024	797	4,822	418	22,807
Government	534	1,219	354	3,648	546	6,301
Energy and water	2,183	3,617	2,426	520	485	9,231
Wholesale and retail distribution and leisure	11,594	2,859	644	1,888	372	17,357
Business and other services	15,171	6,142	1,198	3,394	323	26,228
Home loans	104,934	37,347	214	25,241	319	168,055
Cards, unsecured loans and other personal lending	25,950	7,768	7,340	4,297	1,313	46,668
Other	8,034	4,843	1,398	9,103	1,076	24,454
Net loans and advances to customers and banks	217,052	99,855	75,823	59,904	13,107	465,741

1	The analysis of loans and advances and impairment by geography has been aligned to the geographic regions used for reporting income presented on page 1.

Barclays PLC - 2011 Interim Results	30

Risk Management

Loans and Advances Held at Fair Value by Industry Sector and Geography1

As at 30.06.11	United Kingdom	Europe	Americas	Africa and Middle East	Asia	Total
	£m	£m	£m	£m	£m	£m
Financial institutions[2]	285	733	1,020	512	49	2,599
Manufacturing	69	86	187	—	20	362
Construction	149	2	—	45	2	198
Property	7,142	2,725	1,088	21	155	11,131
Government	4,755	—	191	86	9	5,041
Energy and water	34	198	63	97	—	392
Wholesale and retail distribution and leisure	86	37	264	59	5	451
Business and other services	2,669	153	331	81	2	3,236
Other	78	72	83	134	2	369

Total	15,267	4,006	3,227	1,035	244	23,779

As at 31.12.10

Financial institutions	139	996	444	445	101	2,125
Manufacturing	39	67	187	49	5	347
Construction	199	—	—	45	5	249
Property	7,003	2,793	1,858	43	237	11,934
Government	4,848	—	—	189	51	5,088
Energy and water	14	259	57	34	6	370
Wholesale and retail distribution and leisure	70	14	705	11	—	800
Business and other services	2,650	69	442	80	5	3,246
Other	103	114	76	69	1	363
Total	15,065	4,312	3,769	965	411	24,522

Impairment, Potential Credit Risk Loans and Coverage Ratios

Impairment Allowance	Half Year Ended 30.06.11	Half Year Ended 31.12.10	Half Year Ended 30.06.10
	£m	£m	£m
At beginning of period	12,432	11,747	10,796
Acquisitions and disposals	(19)	8	70
Exchange and other adjustments	(79)	196	135
Unwind of discount	(125)	(125)	(88)
Amounts written off	(2,563)	(2,094)	(2,216)
Recoveries	100	121	80
Amounts charged against profit	1,875	2,579	2,970

At end of period	11,621	12,432	11,747

Geographical analysis[1]

United Kingdom	4,425	4,429	4,425
Europe	3,158	2,793	2,307
Americas	2,194	2,958	2,847
Africa and Middle East	1,737	1,857	1,776
Asia	107	395	392

At end of period	11,621	12,432	11,747

1	The analysis of loans and advances and impairment by geography has been aligned to the geographic regions used for reporting income presented on page 1.
2	Included within financial institutions (Americas) are £720m (31 December 2010: £nil) of loans backed by retail mortgage collateral.

Barclays PLC - 2011 Interim Results	31

Risk Management

Impairment Charges and other Credit Provisions by Business

Half Year Ended 30.06.2011	Loans and Advances	Charges in Respect of Undrawn Facilities and Guarantees	Available for Sale Assets	Reverse Repurchase Agreements	Total
	£m	£m	£m	£m	£m
UK RBB	275	—	—	—	275
Europe RBB	115	1	—	—	116
Africa RBB	268	—	—	—	268
Barclaycard	645	3	—	—	648
Barclays Capital[1]	(47)	(4)	(14)	(46)	(111)
Barclays Corporate	601	(1)	14	—	614
Barclays Wealth	19	—	—	—	19
Head Office Functions and Other Operations	(1)	—	—	—	(1)

Total impairment charges and other credit provisions	1,875	(1)	—	(46)	1,828

Half Year Ended 31.12.2010

UK RBB	372	—	—	—	372
Europe RBB	179	2	—	—	181
Africa RBB	232	—	—	—	232
Barclaycard	799	(1)	—	—	798
Barclays Capital[1]	316	4	(80)	(6)	234
Barclays Corporate	653	61	33	—	747
Barclays Wealth	21	—	—	—	21
Head Office Functions and Other Operations	7	(1)	1	—	7

Total impairment charges and other credit provisions	2,579	65	(46)	(6)	2,592

Half Year Ended 30.06.2010

UK RBB	447	—	—	—	447
Europe RBB	133	—	—	—	133
Africa RBB	330	—	—	—	330
Barclaycard	890	—	—	—	890
Barclays Capital[1]	320	2	(15)	2	309
Barclays Corporate	828	9	112	—	949
Barclays Wealth	27	—	—	—	27
Head Office Functions and Other Operations	(5)	—	—	—	(5)

Total impairment charges and other credit provisions	2,970	11	97	2	3,080

Impairment charges on loans and advances fell 37% to £1,875m (2010: £2,970m), reflecting some improvement in credit conditions in the main sectors and geographies in which Barclays lends, which led to lower charges across the majority of retail and wholesale businesses. In Barclays Capital there was an impairment release of £223m relating to the loan to Protium, partially offset by charges primarily relating to leveraged finance. Impairment charges were lower in Barclays Corporate, notably in Spain and UK, although charges were higher in Portugal where credit conditions remained weak. Impairment charges were lower across all businesses in Retail and Business Banking, most notably in Barclaycard due to lower levels of delinquencies, the low interest rate environment and sound credit risk management.

As a result of this fall in impairment and the 7% rise in loans and advances, the loan loss rate decreased to 74bps (2010: 118bps). The impairment release against available for sale assets and reverse repurchase agreements was £46m (2010: charge of £99m), principally driven by lower impairment against credit market exposures.

1

Credit market related impairment charges within Barclays Capital comprised a release of £76m (2010: charge of £311m) against loans and advances, and a release of £37m (2010: £nil) against available for sale assets.

Barclays PLC - 2011 Interim Results	32

Risk Management

Potential Credit Risk Loans and Coverage Ratios

	CRLs		PPLs		PCRLs
	As at 30.06.11	As at 31.12.10	As at 30.06.11	As at 31.12.10	As at 30.06.11	As at 31.12.10
	£m	£m	£m	£m	£m	£m
Home loans	4,339	4,294	222	260	4,561	4,554
Cards, unsecured and other retail lending	7,728	8,277	400	465	8,128	8,742
Retail	12,067	12,571	622	725	12,689	13,296

Wholesale (excluding loan to Protium)	11,487	11,751	1,763	1,970	13,250	13,721
Loan to Protium[1]	—	7,560	—	—	—	7,560
Wholesale	11,487	19,311	1,763	1,970	13,250	21,281

Group (excluding loan to Protium)	23,554	24,322	2,385	2,695	25,939	27,017
Group	23,554	31,882	2,385	2,695	25,939	34,577

	Impairment Allowance		CRL Coverage		PCRL Coverage
	As at 30.06.11	As at 31.12.10	As at 30.06.11	As at 31.12.10	As at 30.06.11	As at 31.12.10
	£m	£m	%	%	%	%
Home loans	896	854	20.6	19.9	19.6	18.8
Cards, unsecured and other retail lending	5,545	6,029	71.8	72.8	68.2	69.0
Retail	6,441	6,883	53.4	54.8	50.8	51.8

Wholesale (excluding loan to Protium)	5,180	5,017	45.1	42.7	39.1	36.6
Loan to Protium[1]	—	532	—	7.0	—	7.0
Wholesale	5,180	5,549	45.1	28.7	39.1	26.1

Group (excluding loan to Protium)	11,621	11,900	49.3	48.9	44.8	44.0
Group	11,621	12,432	49.3	39.0	44.8	36.0

Protium

As at 31 December 2010, wholesale gross loans and advances included a £7,560m loan to Protium, against which an impairment of £532m was recognised. In April 2011, Barclays entered into several agreements to acquire all third party interests in Protium in order to help facilitate the Group’s early exit from the underlying exposures. As a result, Protium is now consolidated by the Group and the loan is eliminated from the Group balance sheet.

In light of the effect of the Protium loan and related impairment allowance on CRLs and coverage ratios, the following commentary excludes the impact of the Protium loan to allow for a more meaningful analysis of other exposures and to facilitate comparison between periods.

1	Refer to page 54 for further information on Protium.

Barclays PLC - 2011 Interim Results	33

Risk Management

Credit Risk Loans

Credit Risk Loans fell 3% to £23,554m (2010: £24,322m).

•

Wholesale portfolios decreased 2% to £11,487m (2010: £11,751m). This was primarily due to falls in Barclays Corporate - UK, mainly driven by the high level of write-offs and balance reductions, and in Barclays Capital principally due to improving default grades and loan repayments. These factors were partially offset by higher balances in Barclays Corporate - Europe reflecting weak credit conditions in Portugal and Spain

•

Retail portfolios decreased 4% to £12,067m (2010: £12,571m), reflecting lower balances in most businesses resulting from improving credit conditions, focused risk management and customer repayments. The notable exception was Europe RBB reflecting higher delinquency rates in Portugal

Potential Problem Loans

PPL balances fell 12% to £2,385m (2010: £2,695m).

•

Wholesale portfolios decreased 11% to £1,763m (2010: £1,970m), primarily due to improved credit grading of a number of Barclays Capital customers. These were partially offset by higher balances in Barclays Corporate, most notably Europe and, in particular, Portugal, reflecting weak credit conditions, and Africa RBB, reflecting deteriorating credit grades

•	Retail portfolios decreased 14% to £622m (2010: £725m) reflecting lower balances in early delinquency cycles across the majority of businesses

Coverage Ratios

The CRL and PCRL coverage ratios remained broadly unchanged at 49.3% (2010: 48.9%) and 44.8% (2010: 44.0%) respectively reflecting a modest increase in the ratio for wholesale and a modest decline in the ratio across the retail portfolios.

Barclays PLC - 2011 Interim Results	34

Risk Management

Wholesale Credit Risk

Wholesale Loans and Advances at Amortised Cost1

As at 30.06.11	Gross L&A	Impairment Allowance	L&A Net of Impairment	Credit Risk Loans	CRLs % of Gross L&A	Impairment Charges	Loan Loss Rates
	£m	£m	£m	£m	%	£m	bps
UK RBB	3,789	67	3,722	307	8.1	19	101
Africa RBB	13,218	338	12,880	1,046	7.9	48	73
Barclaycard[2]	520	7	513	7	1.3	13	504
Barclays Capital[3,4]	183,168	2,420	180,748	5,245	2.9	(51)	(6)
Barclays Corporate	66,715	2,285	64,430	4,549	6.8	578	175
Barclays Wealth	2,535	45	2,490	286	11.3	11	88
Head Office	1,377	18	1,359	47	3.4	(1)	(15)
Total	271,322	5,180	266,142	11,487	4.2	617	46

As at 31.12.10
UK RBB	3,889	77	3,812	345	8.9	80	206
Africa RBB	14,644	362	14,282	1,154	7.9	123	84
Barclaycard[2]	338	5	333	7	2.1	20	592
Barclays Capital[3,4]	152,711	3,036	149,675	5,370	3.5	642	42
Barclays Corporate	66,961	1,986	64,975	4,591	6.9	1,436	214
Barclays Wealth	2,884	66	2,818	218	7.6	27	94
Head Office	1,411	17	1,394	66	4.7	1	7
Total	242,838	5,549	237,289	11,751	4.8	2,329	96

Loans and advances to customers and banks in the wholesale portfolios increased 12% to £271,322m (31 December 2010: £242,838m), including a rise of 20% in Barclays Capital to £183,168m (31 December 2010: £152,711m). For more detail see analysis of Barclays Capital wholesale loans and advances on page 36.

The 10% decrease in balances to £13,218m (31 December 2010: £14,644m) in Africa RBB was primarily due to the depreciation in the value of the Rand against Sterling.

In the wholesale portfolios, the impairment charge against loans and advances fell 49% to £617m (30 June 2010: £1,208m) reflecting lower charges against credit market exposures in Barclays Capital including a £223m impairment release against the loan to Protium prior to consolidation, partially offset by charges relating to leveraged finance. Impairment charges also fell significantly in Barclays Corporate primarily in Spain despite depressed market conditions affecting some single name cases.

The significant improvement to the impairment charge against loans and advances in the first half of 2011 resulted in a fall in the annualised loan loss rate across the Group’s wholesale portfolios for 2011 to 46bps (31 December 2010: 96bps).

The principal uncertainties relating to the performance of the wholesale portfolios in 2011 include the:

•	Extent and sustainability of economic recovery particularly in the UK, US, Spain, Portugal and South Africa

•	Potential for large single name losses and deterioration in specific sectors and geographies

•	Impact of potentially deteriorating sovereign credit quality, particularly debt services and refinancing capability, across a number of Eurozone countries

•	Potential impact of increasing inflation on economic growth and corporate profitability

•	Possible deterioration in remaining credit market exposures, including commercial real estate and leveraged finance

1	Loans and advances to business customers in Europe RBB are included in the Retail Loans and Advances to customers at amortised cost table on page 37.
2	Barclaycard wholesale loans and advances represent corporate credit and charge cards.
3

Barclays Capital gross loans and advances includes cash collateral and settlement balances of £97,654m as at 30.06.11 and £56,486m as at 31.12.10. Excluding these balances CRLs as a proportion of gross loans and advances were 6.1% and 5.6% respectively. Barclays Capital credit risk loans as at 31.12.10 exclude the loan to Protium of £7,560m.

4

Barclays Capital credit risk loans exclude the loan to Protium held as at 31.12.10. Barclays Capital CRLs and CRLs % of Gross L&A as at 31.12.10 including the loan to Protium were £12,930m and 8.5% respectively.

Barclays PLC - 2011 Interim Results	35

Risk Management

Analysis of Barclays Capital Wholesale Loans and Advances at Amortised Cost

As at 30.06.11	Gross L&A	Impairment Allowance	L&A Net of Impairment	Credit Risk Loans[1]	CRLs % of Gross L&A1	Impairment Charges	Loan Loss Rates
	£m	£m	£m	£m	%	£m	bps
Loans and Advances to Banks
Cash collateral and settlement balances	33,977	—	33,977	—	0.0	—	—
Interbank lending	21,723	48	21,675	36	0.2	(4)	(4)
Loans and Advances to Customers
Cash collateral and settlement balances	63,677	—	63,677	—	0.0	—	—
Corporate lending	37,951	740	37,211	1,658	4.4	162	86
Government lending	2,889	—	2,889	—	0.0	—	—
ABS CDO Super Senior	3,339	1,500	1,839	3,339	100.0	9	54
Other wholesale lending	19,612	132	19,480	212	1.1	(218)	(224)
Total	183,168	2,420	180,748	5,245	2.9	(51)	(6)

As at 31.12.10
Loans and Advances to Banks
Cash collateral and settlement balances	14,058	—	14,058	—	0.0	—	—
Interbank lending	21,547	48	21,499	35	0.2	(18)	(8)

Loans and Advances to Customers
Cash collateral and settlement balances	42,428	—	42,428	—	0.0	—	—
Corporate Lending	41,891	798	41,093	1,483	3.5	285	68
Government Lending	2,940	—	2,940	—	0.0	—	—
ABS CDO Super Senior	3,537	1,545	1,992	3,537	100.0	(137)	(387)
Other wholesale lending	26,310	645	25,665	315	1.2	512	195
Total	152,711	3,036	149,675	5,370	3.5	642	42

Barclays Capital wholesale loans and advances increased 20% to £183,168m (31 December 2010: £152,711m). This was driven by an increase in settlement balances and cash collateral, offset by the consolidation of Protium, a reduction in corporate lending and the net depreciation in the value of other currencies relative to Sterling.

Included within corporate lending and other wholesale lending portfolios were £3,378m (31 December 2010: £3,787m) of loans backed by retail mortgage collateral classified within financial institutions.

Analysis of Barclays Corporate Wholesale Loans and Advances at Amortised Cost

As at 30.06.11	Gross L&A	Impairment Allowance	L&A Net of Impairment	Credit Risk Loans	CRLs % of Gross L&A	Impairment Charges	Loan Loss Rates
	£m	£m	£m	£m	%	£m	bps
Loans and Advances to Customers and Banks
United Kingdom	50,553	510	50,043	1,306	2.6	159	63
Europe	14,257	1,683	12,574	3,118	21.9	419	593
Rest of the World	1,905	92	1,813	125	6.6	—	—
Total	66,715	2,285	64,430	4,549	6.8	578	175

As at 31.12.10
Loans and Advances to Customers and Banks
United Kingdom	50,599	539	50,060	1,503	3.0	447	88
Europe	14,094	1,333	12,761	2,935	20.8	940	667
Rest of the World	2,268	114	2,154	153	6.7	49	216
Total	66,961	1,986	64,975	4,591	6.9	1,436	214

Barclays Corporate wholesale loans and advances net of impairment decreased 1% to £64,430m (31 December 2010: £64,975m). This represents a decrease in Rest of the World reflecting the reclassification of loans and advances in Barclays Bank Russia (now held for sale), alongside an increase in impairment allowances in Europe, principally Spain.

1	Barclays Capital Credit Risk Loans as at 31.12.10 exclude the loan to Protium - other wholesale lending CRLs and CRLs % of Gross L&A including the loan to Protium were £7,875m and 29.9% respectively.

Barclays PLC - 2011 Interim Results	36

Risk Management

Retail Credit Risk

Retail Loans and Advances at Amortised Cost

As at 30.06.11	Gross L&A	Impairment Allowance	L&A Net of Impairment	Credit Risk Loans	CRLs % of Gross L&A	Impairment Charges	Loan Loss Rates[1]
	£m	£m	£m	£m	%	£m	bps
UK RBB	116,060	1,640	114,420	3,170	2.7	256	44
Europe RBB[2]	46,969	792	46,177	1,842	3.9	116	50
Africa RBB	30,460	925	29,535	3,200	10.5	220	146
Barclaycard	30,626	2,805	27,821	3,295	10.8	635	418
Barclays Corporate[3]	1,562	205	1,357	214	13.7	22	284
Barclays Wealth	15,356	74	15,282	346	2.3	8	11
Total	241,033	6,441	234,592	12,067	5.0	1,257	105

As at 31.12.10
UK RBB	113,800	1,737	112,063	3,166	2.8	739	65
Europe RBB[2]	44,500	833	43,667	1,729	3.9	314	71
Africa RBB	32,499	1,002	31,497	3,367	10.4	439	135
Barclaycard	29,281	2,981	26,300	3,678	12.6	1,668	570
Barclays Corporate[3]	1,671	255	1,416	301	18.0	115	688
Barclays Wealth	13,584	75	13,509	330	2.4	21	15
Total	235,335	6,883	228,452	12,571	5.3	3,296	140

Gross loans and advances to customers in the retail portfolios increased 2% to £241,033m (31 December 2010: £235,335m).

•

In UK RBB the increase of 2% to £116,060m (31 December 2010: £113,800m) primarily reflected steady growth in the UK Home Loans portfolio partially offset by UK overdrafts and unsecured loans which decreased by 6%

•

Barclaycard loans and advances increased 5% to £30,626m (31 December 2010: £29,281m) primarily due to the acquisition of the Egg card assets in April 2011, partially offset by customer balance repayments in Barclaycard US

•

Europe RBB loans and advances to customers increased 6% to £46,969m (31 December 2010: £44,500m) primarily due to growth in Italian Home Loans and the appreciation in the value of the Euro against Sterling, moderated by a slower rate of growth in Spain and Portugal reflecting the weak economic environment and tightening of credit criteria

•	Africa RBB balances decreased 6% to £30,460m (31 December 2010: £32,499m) primarily due to the depreciation in the value of the Rand against Sterling

•	In Barclays Wealth loans and advances increased 13% to £15,356m (31 December 2010: £13,584m) primarily due to growth in collateralised lending to High Net Worth individuals

The impairment charge against loans and advances fell 29% to £1,257m (30 June 2010: £1,773m) as a result of lower charges across all businesses. This reflected marginally better economic conditions in the first half of 2011, the continued low interest rate environment and sound credit management including an improved collections performance.

Impairment in UK RBB decreased 37% to £256m (30 June 2010: £405m) principally due to lower charges-offs and flows into collections in unsecured loans. The decrease of 28% to £635m (30 June 2010: £880m) in Barclaycard reflected positive underlying arrears and charge-off trends in the UK, US and South Africa card portfolios. Impairment in Africa RBB decreased 16% to £220m (30 June 2010: £263m) mainly due to improvement in South Africa Home Loans and Vehicle and Asset Finance.

Lower impairment charges coupled with higher loan balances resulted in a fall in the loan loss rate across the Group’s Retail portfolios to 105bps (31 December 2010: 140bps).

1	The loan loss rates for 30.06.11 have been calculated on an annualised basis. The loan loss rates for 31.12.10 have been calculated on the twelve months ended 31.12.10.
2	Europe Retail and Business Banking includes loans and advances to business customers at amortised cost.
3	Barclays Corporate primarily includes retail portfolios in India, UAE and Russia. For 2011 retail portfolios in Russia have been classified as held for sale and so are not included in these balances.

Barclays PLC - 2011 Interim Results	37

Risk Management

The principal uncertainties relating to the performance of the Group’s retail portfolios in 2011 include:

•	The increase in unemployment due to fiscal tightening and other measures

•	Sustainability of economic recovery particularly in the UK, US and South Africa

•	Extent of austerity measures and the impact on the European economy

•	Impact of rising inflation and the speed and extent of interest rate rises on affordability

•	The possibility of any further falls in residential property prices in the UK, South Africa and Western Europe

In response to these uncertainties Barclays has taken a number of actions, including the tightening of credit criteria across a broad range of portfolios, to maintain a broadly stable risk profile.

Analysis of Retail Gross Loans & Advances to Customers

As at 30.06.11	Secured Home Loans	Credit Cards, Overdrafts and Unsecured Loans	Other Secured Retail Lending	Business Lending	Total Retail
	£m	£m	£m	£m	£m
UK RBB	103,930	7,881	—	4,249	116,060
Europe RBB	39,138	5,507	—	2,324	46,969
Africa RBB	23,057	3,156	3,717	530	30,460
Barclaycard	—	27,079	3,547	—	30,626
Barclays Corporate	403	833	299	27	1,562
Barclays Wealth	6,523	1,809	7,024	—	15,356
Total	173,051	46,265	14,587	7,130	241,033

As at 31.12.10	Secured Home Loans	Credit Cards, Overdrafts and Unsecured Loans	Other Secured Retail Lending	Business Lending	Total Retail
	£m	£m	£m	£m	£m
UK RBB	101,281	8,375	—	4,144	113,800
Europe RBB	36,509	5,670	—	2,321	44,500
Africa RBB	24,743	3,058	4,186	512	32,499
Barclaycard	—	25,472	3,809	—	29,281
Barclays Corporate	398	1,016	225	32	1,671
Barclays Wealth	5,915	2,108	5,561	—	13,584
Total	168,846	45,699	13,781	7,009	235,335

Barclays PLC - 2011 Interim Results	38

Risk Management

Home Loans

Total Home Loans to retail customers rose 2% to £173,051m (31 December 2010: £168,846m). Home Loans as a proportion of retail gross loans and advances remained unchanged at 72%.

The principal Home Loan portfolios listed below account for 93% of total Home Loans in the Group’s retail portfolios.

Home Loans Principal Portfolios1

As at 30.06.11	Gross Loans and Advances	90 Day Arrears	Gross Charge-off Rates	Recoveries Proportion of Outstanding Balances	Recoveries Impairment Coverage Ratio
	£m	%	%	%	%
UK	103,930	0.3	0.4	0.7	5.2
South Africa	21,012	3.5	3.9	7.0	32.4
Spain	16,773	0.5	0.6	1.6	36.3
Italy	15,652	0.9	0.5	1.3	28.2
Portugal	4,070	0.6	1.1	1.8	13.6

As at 31.12.10
UK	101,281	0.3	0.5	0.7	8.6
South Africa	22,575	3.9	3.5	6.7	31.7
Spain	16,264	0.4	0.7	1.6	32.0
Italy	13,809	0.8	0.6	1.2	29.0
Portugal	3,713	0.4	0.7	1.5	12.6

Arrears rates were stable in the UK as balance growth and customer affordability continued to be supported by the low base rate environment.

Arrears rates for South Africa Home Loans were lower but gross charge-off rates increased as contracts in debt counselling were terminated and legal actions were commenced which resulted in an increase in the recoveries book.

Arrears rates in Europe remained broadly stable except for Portugal which was impacted by the continued weakness in the economy.

Loan to Value

As at 30.06.11	Average LTV on New Mortgages	New Mortgages Proportion Above 85% LTV	Portfolio Marked to Market LTV[2]	Portfolio Proportion Above 85% LTV[2]
	%	%	%	%
UK	53.1	0.4	43.0	9.1
South Africa	60.9	29.4	45.3	25.1
Spain[3]	61.6	1.2	58.4	13.3
Italy	59.3	—	46.1	2.0
Portugal	67.0	6.5	62.5	20.4

As at 31.12.10
UK	51.6	0.5	42.6	9.9
South Africa	61.0	29.8	45.0	27.4
Spain[3]	61.1	0.7	57.5	12.2
Italy	59.0	—	45.3	2.3
Portugal	65.0	12.2	63.9	24.7

1	Excluded from the above analysis are: Wealth Home Loans, which are managed on a more individual customer exposure basis, and other small Home Loans portfolios.
2	Portfolio marked to market based on the most current valuation and includes recoveries balances.
3	Spain marked to market methodology based on balance weighted approach as per Bank of Spain requirements.

Barclays PLC - 2011 Interim Results	39

Risk Management

A conservative risk profile continued to be maintained on the principal home loan portfolios, reflected in the moderate average LTV of the existing portfolio and the range of LTVs of new mortgage lending. The period end marked to market LTVs remained broadly unchanged compared to December 2010.

The increase in average LTV for new mortgage business in the UK was driven by an increase in risk profile which allowed for additional business to be written at higher LTVs; and Spain was driven by an increased proportion of new mortgages for house purchase rather than remortgage as the latter sector contracted. The increases remain within Group approved Mandate and Scale limits. In South Africa, the new mortgage proportion above 85% LTV remained steady and lending is primarily to customers with an existing banking relationship.

In the UK, buy to let mortgages comprised 6% of the total stock (31 December 2010: 6%).

Credit Cards, Overdrafts and Unsecured Loans

Total Credit Cards, Overdraft and Unsecured Loans rose 1% to £46,265m (31 December 2010: £45,699m). The growth was primarily due to increased lending in UK Cards and the acquisition of Egg consumer card assets in April 2011.

The principal portfolios listed below account for 79% of total Credit Cards, Overdraft and Unsecured Loans in the Group’s retail portfolios.

Principal Portfolios As at 30.06.11	Gross Loans and Advances	30 Day Arrears	90 Day Arrears	Gross Charge-off Rates	Recoveries Proportion of Outstanding Balances	Recoveries Impairment Coverage Ratio
	£m	%	%	%	%	%
UK cards[1]	12,947	3.0	1.4	6.5	9.3	86.6
US cards	6,724	3.2	1.6	9.0	7.1	90.9
UK personal loans	6,223	4.1	2.1	7.0	18.6	81.8
Barclays Partner Finance	2,113	2.4	1.1	4.9	8.3	88.6
South Africa cards	2,064	5.4	3.0	5.8	8.3	77.6
Europe RBB cards	1,859	6.7	3.0	10.6	17.5	89.2
Italy salary advance loans[2]	1,722	2.6	1.2	5.9	5.6	9.4
South Africa personal loans	1,431	6.3	3.7	8.6	6.3	73.9
UK overdrafts	1,392	5.9	4.1	10.0	16.9	92.6

As at 31.12.10
UK cards	12,297	3.4	1.5	8.4	9.1	83.9
US cards	7,453	4.6	2.5	12.2	8.1	93.8
UK personal loans	6,496	4.7	2.6	7.9	18.5	82.5
Barclays Partner Finance	2,143	2.8	1.3	6.8	8.3	94.1
South Africa cards	2,113	6.6	4.1	7.2	8.7	80.4
Europe RBB cards	1,814	6.8	3.2	13.1	18.2	91.4
Italy salary advance loans[2]	1,609	2.9	1.0	7.3	5.0	7.5
South Africa personal loans	1,435	6.6	4.5	8.4	5.3	79.0
UK overdrafts	1,430	7.2	4.9	10.9	18.2	92.9

Arrears rates improved in the first half of 2011 for all the principal portfolios. 90 day arrears improved in UK Cards to 1.4% (31 December 2010: 1.5%) and US Cards to 1.6% (31 December 2010: 2.5%), reflecting better, although subdued economic conditions during the first half of 2011, the impact of customer loan repayments, particularly in US Cards; and strong risk discipline in Barclaycard.

1	UK Cards excludes Egg consumer card assets acquired in April 2011.
2

The recoveries impairment coverage ratio for Italy Salary Advance Loans is lower than other unsecured portfolios as these loans are extended to customers where the repayment is made via a salary deduction at source by qualifying employers and Barclays is insured in the event of termination of employment or death. Recoveries represent balances where insurance claims are pending that we believe are largely recoverable, hence the lower coverage.

Barclays PLC - 2011 Interim Results	40

Risk Management

Other Secured Retail Lending

Total Other Secured Retail Lending rose 6% to £14,587m (31 December 2010: £13,781m). The increase was mainly due to growth in High Net Worth lending in Barclays Wealth.

The principal portfolios in Other Secured Retail Lending include investment leverage and liquidity financing in Barclays Wealth, UK Secured Lending (FirstPlus) in Barclaycard and South Africa Vehicle and Asset Finance. These account for 95% of total Other Secured Retail Lending in the Group’s retail portfolios.

30 day arrears rates for UK Secured Lending (FirstPlus) rose to 6.3% (31 December 2010: 6.1%) as a result of balances amortising as this portfolio has been closed to new business since second half of 2008.

Arrears rates for South Africa Vehicle and Asset Finance improved partly due to the termination of debt counselling contracts into the recoveries book.

Business Lending

Business Lending primarily comprises the Local Business portfolio in UK RBB and the Small and Medium Enterprise portfolio in Europe RBB. Arrears rates in the first half of 2011 for Business Lending remained stable.

Retail Forbearance Programmes

Forbearance programmes assist personal customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements were initiated by the customer, the bank or a third party and also included approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.

When Barclays agrees to a forbearance programme with a customer, impairment is raised that recognises the agreement to receive less than the original contractual payment. The Group Retail Impairment Policy prescribes the methodology for impairment of forbearance assets, which is measured using a future discounted cash flow approach comparing the debt outstanding to the expected repayment on the debt. This results in higher impairment being held than for fully performing assets.

During the first half of 2011, Barclays continued to assist customers in financial difficulty through the use of forbearance programmes.

Forbearance Programmes on Principal Credit Cards, Overdrafts and Unsecured Loan Portfolios

	As at 30.06.11		As at 31.12.10
	Gross L&A in Forbearance Programmes	Impairment Coverage on Gross L&A in Forbearance Programmes	Gross L&A in Forbearance Programmes	Impairment Coverage on Gross L&A in Forbearance Programmes
	£m	%	£m	%
UK cards	867	40.1	875	35.1
UK personal loans	213	30.1	215	31.7
US cards	125	24.0	150	18.4

Loans in forbearance in the principal Credit Cards, Overdrafts and Unsecured Loans portfolios reduced 3% to £1,205m (31 December 2010: £1,240m). Impairment allowances against UK Cards forbearance increased to reflect the revised expectation on debt repayment. As a result, the impairment coverage ratio improved during 2011.

Home Loans subject to forbearance in UK, South Africa, Spain and Italy represented less than 1% of the total Home Loans balance. Due to the value of the security held against Home Loans in forbearance, the impairment allowance held against the principal home loan portfolio is significantly lower than those held against Credit Cards, Overdrafts and Unsecured Loans

Barclays PLC - 2011 Interim Results	41

Risk Management

Debt Securities and Other Bills

The following table presents an analysis of the credit quality of debt and similar securities, other than loans held within the Group. Securities rated as investment grade amounted to 91.5% of the portfolio (31 December 2010: 93.0%).

	As at 30.06.11		As at 31.12.10
	£m	%	£m	%
AAA to BBB- (investment grade)	206,870	91.5	186,793	93.0
BB+ to B	12,811	5.7	9,329	4.7
B- or lower	6,458	2.8	4,665	2.3
Total	226,139	100.0	200,787	100.0

Of Which Issued by:
- governments and other public bodies	132,404	58.6	107,922	53.7
- US agency	24,865	11.0	30,048	15.0
- mortgage and asset-backed securities	17,850	7.9	13,993	7.0
- corporate and other issuers	49,845	22.0	47,321	23.6
- bank and building society certificates of deposit	1,175	0.5	1,503	0.7
Total	226,139	100.0	200,787	100.0

Of Which Classified as:
- trading portfolio assets	147,785	65.4	139,240	69.3
- financial instruments designated at fair value	1,643	0.7	1,918	1.0
- available for sale securities	76,711	33.9	59,629	29.7
Total	226,139	100.0	200,787	100.0

Barclays PLC - 2011 Interim Results	42

Risk Management

Market Risk

Analysis of Barclays Capital’s Market Risk Exposure

Barclays Capital’s DVaR model is CAD II approved by the FSA to calculate regulatory capital for the trading book portfolio. The FSA categorises a DVaR model as green, amber or red depending on the number of days when a loss (as defined by the FSA) exceeds the corresponding DVaR estimate, measured at the 99% confidence level. A green model is consistent with a good working model. A green model status was maintained for Barclays Capital’s trading book throughout the first half of 2011. Internally, DVaR is calculated for the trading book and certain banking books.

Market volatility was elevated at points during the first half of 2011 due to concerns over future economic growth and the sovereign debt crisis, although well below the extreme levels observed in 2008. In this environment, Barclays Capital’s market risk exposure, as measured by average total DVaR, was £48m in the first half of 2011. This was slightly lower (2%) than the second half of 2010 and 16% lower than the first half of 2010, as a result of more cautious positioning reflecting the uncertain market conditions. The extreme observations from 2008 have fully rolled out of the two year DVaR historical data. Total DVaR as at 30 June 2011 was £50m (31 December 2010: £48m, 30 June 2010: £43m).

The three main risk factors affecting DVaR were credit spread, interest rate and equity. Relative to the second half of 2010, average DVaR for credit spread and interest rate decreased by £13m (28%) and £11m (33%) respectively, while DVaR for equity increased by £6m (40%).

As we enter the second half of 2011, the principal uncertainties which may impact Barclays market risk relate to volatility in interest rates, commodities, credit spreads, equity prices and foreign exchange rates. Price instability and higher volatility may arise as government policy targets renewed economic growth against a background of fiscal pressures, exogenous economic events and less accommodating monetary policy.

	Half Year Ended 30.06.11			Half Year Ended 31.12.10			Half Year Ended 30.06.10
DVaR (95%)	Daily Avg	High[1]	Low[1]	Daily Avg	High[1]	Low[1]	Daily Avg	High[1]	Low[1]
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate risk	22	47	11	33	50	22	32	49	21
Credit spread risk	33	49	25	46	61	30	50	62	40
Commodity risk	14	18	9	16	22	10	16	25	9
Equity risk	21	34	11	15	29	8	13	24	6
Foreign exchange risk	4	7	2	5	9	2	7	15	3
Diversification effect	(46)	na	na	(66)	na	na	(61)	na	na
Total DVaR	48	71	33	49	73	36	57	75	38
Expected shortfall[2]	60	97	43	67	100	47	89	147	52
3W3	104	176	67	119	176	72	170	311	90

Analysis of Trading Revenue4

The average daily trading revenue in the first half of 2011 was £50m. This is £3m (6%) more than recorded for the second half of 2010 (£47m), and £6m (11%) lower than for the first half of 2010 (£56m). There were 110 positive days, 12 negative days and one flat day in the first half of 2011 (second half of 2010: 115 positive, 12 negative, 2 flat. First half of 2010: 121 positive, 3 negative, zero flat).

1

The high and low DVaR figures reported for each category did not necessarily occur on the same day as the high and low DVaR reported as a whole. Consequently a diversification effect amount for the high and low DVaR figures would not be meaningful and is therefore omitted from the above table.

2	The average of all one day hypothetical losses beyond the 95% confidence level DVaR.
3	The average of the three largest one day estimated losses.
4	Defined on page 93.

Barclays PLC - 2011 Interim Results	43

Risk Management

Liquidity Risk

Barclays has a comprehensive Liquidity Risk Management Framework (the Liquidity Framework) for managing the Group’s liquidity risk. Stress tests applied under the Liquidity Framework consider a range of possible wholesale and retail factors leading to loss of financing (as described in the Annual Report).

These stressed scenarios are used to assess the appropriate level for the Group’s liquidity pool, which comprises unencumbered assets and central bank deposits. Barclays regularly uses these assets to access secured funding markets, thereby testing the liquidity assumptions underlying pool composition. The Group does not presume the availability of central bank borrowing facilities to monetise the liquidity pool in any of the stress scenarios under the Liquidity Framework.

Liquidity Pool

The Group liquidity pool as at 30 June 2011 was £145bn gross (31 December 2010: £154bn). It comprised the following cash and unencumbered assets, of which £132bn are FSA eligible (31 December 2010: £140bn).

	Cash and Deposits with Central Banks	Government Guaranteed Bonds	Governments and Supranational Bonds	Other Available Liquidity	Total
	£bn	£bn	£bn	£bn	£bn
As at 30.06.11	85	1	48	11	145
As at 31.12.10	96	1	46	11	154

The Group maintains additional liquid assets to support ongoing business requirements such as payment services. The cost of the Group liquidity pool for the first half of 2011 was approximately £300m, which was lower than the run rate for the full year 2010 for which the total cost was approximately £900m. This cost has been allocated to clusters on the basis of projected stress outflows arising in each relevant business.

Liquidity Regulation

Since June 2010, the Group has reported its liquidity position against backstop Individual Liquidity Guidance (ILG) provided by the FSA. Calibration of the Group’s Liquidity Framework anticipated final FSA rules and is therefore broadly consistent with current FSA standards.

The Group monitors compliance against anticipated Basel III metrics; the FSA is expected to bring its ILG metrics into line with the Basel Liquidity Coverage Ratio (LCR) over time.

Applying the expected Basel III metrics to the Group’s liquidity position as at 30 June 2011, the relevant ratios were estimated at 86% of the LCR requirement and 96% of the Net Stable Funding Ratio requirement. The Group can reach 100% compliance with each of these metrics without the need to raise additional wholesale term funding.

Term Financing

The Group continues to attract deposits in unsecured money markets and to raise additional secured and unsecured term funding in a variety of markets. During H1 2011, the Group issued approximately £19bn of term funding, comprising:

•	£3.8bn equivalent of public benchmark senior unsecured medium term notes

•	£3.7bn equivalent of public covered bonds/ABS

•	£0.9bn equivalent of public subordinated debt

•	£7.2bn equivalent of senior unsecured structured notes

•	£2.9bn equivalent of privately placed senior unsecured medium term notes

The Group has £17bn of term debt (across the categories outlined above) maturing in the second half of 2011 and £23bn in 2012.

Term funding raised over the past 18 months has re-financed all wholesale term debt maturities for 2010 and 2011, funded strategic balance sheet growth (e.g. acquisition of Egg credit card assets) and further strengthened the Group’s term liquidity position (the liquidity pool is sufficient to cover more than one year of wholesale maturities). The Group can therefore be selective in accessing public term funding markets through the remainder of 2011.

Barclays PLC - 2011 Interim Results	44

Risk Management

Funding Structure

Retail and Business Banking (excluding Absa), Barclays Corporate, Barclays Wealth and Head Office Functions are structured to be self-funded through customer deposits, Barclays equity and other long term funding. Barclays Capital and the Absa Group are primarily funded through the wholesale secured and unsecured funding markets.

The loan to deposit and long term funding ratio improved to 76% at 30 June 2011 (31 December 2010: 77%). The loan to deposit ratio also improved to 118% at 30 June 2011 (31 December 2010: 124%).

Retail and Business Banking, Barclays Corporate, Barclays Wealth and Head Office Functions

The retail, wealth and corporate businesses, together with Head Office functions, do not rely on short term wholesale funding. Rather, these businesses are funded through a combination of customer deposits and long term debt and equity.

In order to assess the funding requirement for these businesses, the balance sheet is modelled to reflect behavioural experience in both assets and liabilities. The maturity profile resulting from this behavioural modelling (excluding Absa) is set out below. As at 30 June 2011, behavioural modelling showed that expected repayments on assets are larger than the roll off of liabilities resulting in cash inflows for each of the first five years. Maturities of net liabilities are, therefore, behaviourally expected to occur after 5 years.

		Cash Inflow/(Outflow)
Behavioural Maturity Profile of Assets and Liabilities	Funding Surplus	Not More Than 1yr	Over 1yr but Not More Than 2yrs	Over 2yrs but Not More Than 3yrs	Over 3yrs but Not More Than 4yrs	Over 4yrs but Not More Than 5yrs	Over 5 yrs
	£bn	£bn	£bn	£bn	£bn	£bn	£bn
As at 30.06.11	75.8	21.1	25.1	32.1	12.8	2.7	(169.6)
As at 31.12.10	89.9	4.7	17.7	30.1	10.4	2.2	(155.0)

Included within the “Not More Than 1 yr” time bucket in the above analysis are £38bn of Group liquidity pool assets. These assets have a contractual maturity of greater than 1 year. However, they could be used to generate short-term cash flows, either through sale or secured funding and so the balance has been classified as generating cash inflows within 1 year.

Barclays Capital

Barclays Capital manages its liquidity to be primarily funded through wholesale markets, generating sufficient liquidity to ensure that potential cash outflows in a stressed environment are covered. Much of the short term funding is invested in highly liquid assets and central bank cash and therefore contributes towards the Group liquidity pool.

Barclays Capital undertakes secured funding in the repo markets based on liquidity characteristics. 78% (31 December 2010: 66%) of the inventory is funded on a secured basis. Limits are in place for each security asset class reflecting liquidity in the cash and financing markets for these assets. The percentage of secured funding using each asset class as collateral is set out below:

Secured Funding by Asset Class	Govt	Agency	MBS	ABS	Corporate	Equity	Other
	%	%	%	%	%	%	%
As at 30.06.11	60	8	10	3	9	8	2
As at 31.12.10	64	7	9	3	7	7	3

Unsecured wholesale funding for the Group (excluding Absa) is managed by Barclays Capital within specific term limits. Excluding short term deposits that are placed within the Group liquidity pool, the term of unsecured liabilities reduced marginally from at least 30 months at 31 December 2010 to at least 29 months at 30 June 2011.

Absa Group

Absa Group operates in a market with structural dependence on wholesale funding sources. This dependence is a function of the savings sector in South Africa, which has a higher concentration of cash in investment funds than in bank savings. This structural shortfall in the bank savings sector is transparent and carefully monitored.

Barclays PLC - 2011 Interim Results	45

Risk Management

Group Exposures to Selected Eurozone Countries

On 15 July 2011 the European Banking Authority (EBA) published the results of its assessment of the resilience of 90 European banks to a range of hypothetical external shocks. Barclays EBA-defined stressed Core Tier 1 capital (CT1) ratio was 7.3%, well above the 5% minimum level set by the EBA and Barclays remained profitable throughout the modelled stress period. The EBA methodology disallowed the capital value of Barclays holding in BlackRock; if allowed, Barclays stressed CT1 ratio would have been close to 8%. Barclays regularly conducts stress tests for internal purposes and for the UK FSA. The results consistently demonstrate that Barclays has capital in excess of all regulatory requirements.

As part of the EBA announcement, detailed disclosure was provided on sovereign and other exposure at default (EAD) as at 31 December 2010, based on a common EBA methodology and template. We set out below more detailed information on our balance sheet positions as at 30 June 2011 in Spain, Italy, Portugal, Ireland and Greece. This is broadly aligned to that set out in the EBA announcement but, for financial reporting purposes, is calculated by reference to accounting values at 30 June 2011, rather than the EAD methodology applied as at 31 December 2010 as per the EBA stress test.

The Group’s exposure to the selected Eurozone countries reflects three categories:

•

Trading and derivatives balances relating to our investment banking activities, principally as market maker for government bond positions, where our exposure varies depending on client activity and the liquidity available in the market. These positions are held at fair value, with movements being taken through the profit and loss on a daily basis.

•

Investments in government bonds and other debt securities. These are principally investments that mature in less than two years and which are held for the purposes of interest rate hedging and liquidity requirements for our local banking businesses. The exposures are being managed down as instruments mature, with sovereign bonds held for interest rate hedging purposes being replaced with interest rate swaps. We monitor these bond positions closely and, if our risk view changes, then the positions can be sold down in the bond markets. They are reported on a fair value basis, with changes in fair value going through equity.

•	Loans and advances held at amortised cost[1], principally reflecting our corporate and retail lending portfolios:

–

Retail lending portfolios predominantly reflect mortgages secured on residential property. Loans in these portfolios are, on average, between 45% and 65% of the current marked to market value of the underlying security, thereby allowing for potential declines in the housing sector in those countries before giving rise to a material recovery risk in the event of default.

–

Corporate lending portfolios largely reflect Barclays established corporate banking businesses in Spain, Italy and Portugal and investment banking services provided to multinational and large national corporate clients in the region. Well-established lending policies and credit management procedures are in place which have ensured that appropriate impairment allowances have been recorded as at 30 June 2011, reflecting the conditions relevant to each economy and for each corporate client.

In addition to the sovereign and other exposures noted above, there are further indirect risks arising from potential sovereign default, including potential losses suffered by banks and other financial institutions based outside of these countries. The Group has risk limits in place for individual counterparties, as it does for sovereign and country risk, and monitors changes in the risk profile for those counterparties on a regular basis to ensure that its exposures are appropriately managed and stay within the Group’s risk appetite.

Basis of Preparation

The selected countries comprise those in the Eurozone that have a credit rating of AA or below, as reported by Standard & Poor’s, and where the Group has an exposure of over £0.5bn. We have also provided disclosure on Greece as it is an area of particular market focus, where the Group’s exposure is less than £0.5bn.

Sovereign exposures reflect exposures to central and local government2. Financial institution and corporate exposures reflect the country of operations of the immediate counterparty (including foreign subsidiaries and without reference to cross-border guarantees). Retail exposures reflect the country of residence of retail customers.

There have been no reclassifications of financial instruments to amortised cost during the period.

1	The Group also enters into reverse repurchase agreements and other similar secured lending, which are fully collateralised.
2

In addition the Group held cash with central banks in these countries totalling £0.6bn as at 30 June 2011. Other, immaterial balances with central banks are classified within loans to financial institutions.

Barclays PLC - 2011 Interim Results	46

Risk Management

We set out below more detailed information on our sovereign and other exposures by country. The tables present the maximum balance sheet exposure to credit risk by country, with the totals reflecting allowance for impairment, netting and cash collateral held where appropriate. Off balance sheet exposures comprise undrawn credit facilities that the Group provides to its corporate and retail customers, which are disclosed below under contingent liabilities and commitments. In addition, the Group enters into credit mitigation arrangements for risk management purposes (principally credit default swaps and total return swaps) for which the reference asset is government debt and which have the net effect of reducing the Group’s sovereign exposure to these countries.

Spain

Fair Value through Profit and Loss

	Trading Portfolio			Derivatives				Designated as Fair Value Through P&L
As at 30.06.11	Trading Portfolio Assets	Trading Portfolio Liabilities	Net Trading Portfolio	Gross Assets	Gross Liabilities	Cash Collateral	Net Derivatives		Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	2,731	(2,683)	48	89	(89)	—	—	—	48
Financial institutions	660	(318)	342	6,694	(6,483)	(211)	—	1	343
Corporate	221	(221)	—	657	(403)	—	254	86	340

Fair Value through Equity	Available for Sale
As at 30.06.11	Cost	AFS Reserve	Total
	£m	£m	£m
Sovereign	4,866	(153)	4,713
Financial institutions	597	(39)	558
Residential mortgages	—	—	—
Corporate	26	(1)	25
Other retail lending	—	—	—

Held at Amortised Cost	Loans and Advances
As at 30.06.11	Gross	Impairment Allowances	Total
	£m	£m	£m
Sovereign	39	—	39
Financial institutions	374	(4)	370
Residential mortgages	16,593	(90)	16,503
Corporate	6,607	(1,326)	5,281
Other retail lending	3,350	(180)	3,170

As at 30 June 2011, the Group’s exposures to Spain included:

•	Sovereign

–	Largely AFS holdings in government bonds with the majority due to mature by December 2012

–	No impairment and £153m cumulative loss held in the AFS reserve

•	Financial institutions

–	£901m held at fair value, predominantly debt securities held by Barclays Capital to support trading and market making activities

–	£558m AFS assets with £39m cumulative loss held in the AFS reserve

Barclays PLC - 2011 Interim Results	47

Risk Management

•	Residential mortgages

–	Fully secured on residential property with average marked to market LTV of 58%, which is reflected in the CRL coverage of 26%

–	90 day arrears rates are stable and the annualised loan loss rate is below 2010 levels

•	Corporate

–	Lending to property and construction sectors of £2,510m which is largely secured on real estate collateral, with impairment allowance of £968m. CRL coverage of 47%

–	£2,179m lending to corporates banked by Barclays Corporate, with £335m impairment providing 83% coverage on £404m CRLs

–	Balances on early warning lists peaked in late 2010 and have remained stable during 2011. Portfolio kept under close review and impairment incurred as appropriate

–	Corporate impairment in Spain was at its highest level in H1 2010 when commercial property declines were reflected earlier in the cycle. The impairment charge has declined in each subsequent half year

–	£518m Barclays Capital lending to multinational and large national corporates, which continues to perform

•	Other retail lending

–	£1,677m credit cards and unsecured loans. Early and late cycle arrear rates in credit cards and unsecured loans were stable and charge-off rates down as a result of improved collection processes

–	£1,493m lending to small and medium enterprises (SME), largely secured against commercial property

•	Contingent liabilities and commitments of £3,177m to corporate customers and £1,547m principally to undrawn facilities to SME and undrawn credit card lines

Italy

Fair Value through Profit and Loss

	Trading portfolio			Derivatives
As at 30.06.11	Trading Portfolio Assets	Trading Portfolio Liabilities	Net Trading Portfolio	Gross Assets	Gross Liabilities	Cash Collateral[1]	Net Derivatives	Designated as Fair Value Through P&L	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	7,726	(5,461)	2,265	804	(271)	(41)	492	—	2,757
Financial institutions	653	(42)	611	5,733	(5,131)	(540)	62	—	673
Corporate	223	(125)	98	523	(396)	(115)	12	2	112

Fair Value through Equity	Available for Sale Assets
As at 30.06.11	Cost	AFS Reserve	Total
	£m	£m	£m
Sovereign	2,733	(47)	2,686
Financial institutions	156	(3)	153
Residential mortgages	—	—	—
Corporate	16	1	17
Other retail lending	—	—	—

Held at Amortised Cost	Loans and Advances
As at 30.06.11	Gross	Impairment Allowances	Total
	£m	£m	£m
Sovereign	—	—	—
Financial institutions	23	(9)	14
Residential mortgages	15,567	(81)	15,486
Corporate	2,841	(127)	2,714
Other retail lending	2,654	(181)	2,473

1	The Group also held non-cash collateral held against derivative exposures to financial institutions in Italy of £62m.

Barclays PLC - 2011 Interim Results	48

Risk Management

As at 30 June 2011, the Group’s exposures to Italy included:

•	Sovereign

–	Largely holdings in government bonds held at fair value

–	£2,265m trading portfolio and £2,686m AFS assets with £47m cumulative loss held in the AFS reserve

•	Financial institutions

–	Predominantly investments in debt securities, including £611m trading portfolio and £153m AFS assets, held by Barclays Capital to support trading and market making activities

–	Exposures focused on major domestic banks including debt securities and derivatives

•	Residential mortgages

–	Fully secured on residential property with average marked to market LTVs of 46%

–	90 day arrears rates and recoveries as a proportion of outstandings were stable in H1 2011

–	The CRL coverage of 23% reflects the above

•	Corporate

–	Focused on large corporate clients with very limited exposure to property sector

–	Balances on early warning lists broadly unchanged from December 2010

–	Majority of exposures categorised as Strong or Satisfactory[1]

–	CRL coverage of 69%, reflecting £184m CRLs and an impairment allowance of £127m

•	Other retail lending

–

£1,712m Italian salary advance loans (repayment deducted at source by qualifying employers and Barclays is insured in the event of termination of employment or death). Improved arrears and charge-off rates on salary loans reflecting improved collections and claims performance

–	£628m credit cards and other unsecured loans. Arrears and charge-off rates improving within the cards portfolio

•	Contingent liabilities and commitments of £2,281m to corporate customers and £1,155m principally undrawn credit card lines

Portugal

Fair Value through Profit and Loss

	Trading portfolio			Derivatives				Designated as Fair Value Through P&L
As at 30.06.11	Trading Portfolio Assets	Trading Portfolio Liabilities	Net Trading Portfolio	Gross Assets	Gross Liabilities	Cash Collateral	Net Derivatives		Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	298	(275)	23	378	(249)	—	129	—	152
Financial institutions	45	(15)	30	451	(386)	(65)	—	—	30
Corporate	39	(25)	14	166	(70)	—	96	—	110

1	On Barclays credit grading scale, loans categorised as Strong have a probability of default (PD) of 0% to 0.6% and loans categorised as Satisfactory have a PD of 0.6% to 11.35%.

Barclays PLC - 2011 Interim Results	49

Risk Management

Fair Value through Equity	Available for Sale Assets
As at 30.06.11	Cost	AFS reserve	Total
	£m	£m	£m
Sovereign	958	(166)	792
Financial institutions	3	—	3
Residential mortgages	—	—	—
Corporate	1,042	(9)	1,033
Other retail lending	—	—	—

Held at Amortised Cost	Loans and Advances
As at 30.06.11	Gross	Impairment Allowances	Total
	£m	£m	£m
Sovereign	26	—	26
Financial institutions	45	—	45
Residential mortgages	3,840	(12)	3,828
Corporate	2,887	(166)	2,721
Other retail lending	2,360	(217)	2,143

As at 30 June 2011, the Group’s exposures to Portugal included:

•	Sovereign

–	Largely AFS government bonds with the majority due to mature by December 2012

–	No impairment and £166m cumulative loss held in the AFS reserve

•	Residential mortgages

–	Fully secured on residential property with average marked to market LTVs of 63%

–	CRL coverage of 12%

•	Corporate

–	Loans and advances of £2,721m, which includes exposures to the property and construction sectors of £651m secured, in part, on real estate collateral

–

Commercial paper of £1,033m maturing in less than 90 days issued by corporate customers reflecting local business practice usage in place of overdraft facilities. Held as AFS assets at fair value with no identified impairment

–	Majority of loan exposures categorised as Strong or Satisfactory, the majority due to mature by December 2012

–	CRL coverage of 42%, reflecting a total of £392m CRLs and an impairment allowance of £166m

•	Other retail lending

–	£1,277m credit cards and unsecured loans. Arrears rates in cards portfolio remained stable and recent vintage performance in personal loans portfolio steady or improving

–	£756m of lending to small and medium enterprises, largely secured against commercial property

–	CRL coverage of 86% and reflects the level of exposure to credit cards and unsecured loans

•	Contingent liabilities and commitments of £1,409m to corporate customers and £1,492m principally undrawn facilities to SME and undrawn credit card lines

Barclays PLC - 2011 Interim Results	50

Risk Management

Ireland

Fair Value through Profit and Loss

	Trading Portfolio			Derivatives				Designated as Fair Value Through P&L
As at 30.06.11	Trading Portfolio Assets	Trading Portfolio Liabilities	Net Trading Portfolio	Gross Assets	Gross Liabilities	Cash Collateral	Net Derivatives		Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	209	(61)	148	300	(130)	(170)	—	—	148
Financial institutions	1,703	(161)	1,542	3,128	(2,746)	(382)	—	49	1,591
Corporate	89	(18)	71	252	(89)	—	163	9	243

Fair Value through Equity					Available for Sale Assets
As at 30.06.11					Cost		AFS Reserve		Total
					£m		£m		£m
Sovereign					231		(48)	183
Financial institutions					280		(27)	253
Residential mortgages					—		—	—
Corporate					13		2	15
Other retail lending					—		—	—

Held at Amortised Cost					Loans and Advances
As at 30.06.11					Gross		Impairment Allowances		Total
					£m		£m		£m
Sovereign					—		—		—
Financial institutions					2,769		(147)		2,622
Residential mortgages					96		(9)		87
Corporate					1,075		(19)		1,056
Other retail lending					300		(4)		296

As at 30 June 2011, the Group’s exposures to Ireland included:

•	Sovereign

–	All assets held at fair value

–	£183m AFS with £48m cumulative loss held in the AFS reserve

•	Financial institutions

–	Exposure focused on financial institutions with investment grade credit ratings

–	Exposure to Irish banks amounted to £221m

–	£1.2bn of trading assets and £1.1bn of loans relate to issuers domiciled in Ireland whose principal business and exposures are outside of Ireland

•	Corporate

–	£1,056m loans and advances, including a significant portion to other multinational entities domiciled in Ireland whose principal businesses and exposures are outside of Ireland

–	The portfolio continues to perform and has not been impacted materially by the decline in the property sector

•	Other lending of £383m, including £87m secured on residential property

•	Contingent liabilities and commitments of £1,587m to corporate customers

Barclays PLC - 2011 Interim Results	51

Risk Management

Greece

Fair Value through Profit and Loss

	Trading Portfolio			Derivatives				Designated as Fair Value Through P&L
As at 30.06.11	Trading Portfolio Assets	Trading Portfolio Liabilities	Net Trading Portfolio	Gross Assets	Gross Liabilities	Cash Collateral[1]	Net Derivatives		Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	120	(65)	55	3	(3)	—	—	—	55
Financial institutions	4	—	4	426	(140)	(197)	89	—	93
Corporate	7	—	7	1	—	—	1	10	18

Fair Value through Equity	Available for Sale Assets
As at 30.06.11	Cost	AFS Reserve	Total
	£m	£m	£m
Sovereign	14	—	14
Financial institutions	—	—	—
Residential mortgages	—	—	—
Corporate	—	—	—
Other retail lending	—	—	—

Held at Amortised Cost	Loans and Advances
As at 30.06.11	Gross	Impairment Allowances	Total
	£m	£m	£m
Sovereign	—	—	—
Financial institutions	—	—	—
Residential mortgages	6	—	6
Corporate	139	—	139
Other retail lending	33	(11)	22

As at 30 June 2011, the Group’s exposures to Greece included:

•	Sovereign

–	All assets held at fair value representing principally short term government securities held on behalf of clients

–	£14m AFS with no cumulative loss held in the AFS reserve. These assets are held in connection with a customer insurance product

–	No impairment required as a result of recent events, including the Private Sector Initiative to support Greece announced on 21 July 2011

•	Corporate

–	Lending of £139m is performing

•	Other Retail Lending

–	Retail lending predominately credit card balances

•	Contingent liabilities and commitments of less than £50m

1	The Group also held non-cash collateral held against derivative exposures to financial institutions in Greece of £89m.

Barclays PLC - 2011 Interim Results	52

Risk Management

Barclays Capital Credit Market Exposures

Barclays Capital’s credit market exposures primarily relate to commercial real estate, leveraged finance, and collateral previously underlying the loan to Protium. These exposures arose before the market dislocation in mid-2007. These include positions subject to fair value movements in the income statement and positions that are classified as loans and advances and as available for sale.

The balances, fair value and impairment movements to 30 June 2011 are set out by asset class below. Further analysis of Protium by asset class is disclosed on page 54.

Credit Market Exposures1

					Half Year Ended 30.06.11
Protium	As at 30.06.11	As at 31.12.10	As at 30.06.11	As at 31.12.10	Fair Value (Losses)/ Gains and Net Funding	Impairment (Charge)/ Release	Total (Losses)/ Gains
	$m	$m	£m	£m	£m	£m	£m
Collateral assets[2]	5,411	10,884	3,374	7,028	(78)	223	145

US Residential Mortgages
ABS CDO Super Senior	2,949	3,085	1,839	1,992	(22)	(9)	(31)
US sub-prime and Alt-A	775	1,025	483	662	(4)	37	33

Commercial Mortgages
Commercial real estate loans and properties	10,390	11,006	6,479	7,106	253	—	253
Commercial Mortgaged Backed Securities	96	184	60	119	—	—	—
Monoline protection on CMBS	10	18	6	12	33	—	33

Other Credit Market
Leveraged Finance[3]	7,019	7,636	4,377	4,930	26	(138)	(112)
SIVs, SIV -Lites and CDPCs	8	618	5	399	(2)	—	(2)
Monoline protection on CLO and other	2,000	2,541	1,247	1,641	3	—	3
Total	28,658	36,997	17,870	23,889	209	113	322

During the period ended 30 June 2011, credit market exposures decreased by £6,019m to £17,870m (31 December 2010: £23,889m). The decrease reflected net sales and paydowns and other movements of £5,948m and foreign exchange rate movements of £393m primarily relating to the depreciation of the US Dollar against Sterling, partially offset by fair value gains and impairment releases of £322m.

Net sales, paydowns and other movements of £5,948m included:

•

£3,497m ($5,710m) relating to Protium, comprising £1,738m ($2,837m) sales, £959m ($1,565m) loan and interest repayments and £800m ($1,308m) paydowns and other movements. Of these proceeds £459m ($750m) was invested in Helix a fund managed by C12, an independent asset management firm

•	£854m of commercial real estate loans and properties sales, including £318m ($529m) to Crexus Investment Corp

•	£557m reduction in leveraged loans

•	£366m reduction in SIV and SIV-Lites

•	£339m reduction in US sub-prime, Alt-A and CMBS positions in addition to the Protium sales

•	£335m reduction in the value of monoline protection on collateralised loan obligations

1	As the majority of exposure is held in US Dollars, the exposures above are shown in both US Dollars and Sterling.
2

Prior to 27 April 2011 when Protium was consolidated by the Group the exposure was a loan. This was carried at the amount equivalent to the fair value of the underlying collateral from 31 December 2010.

3	Includes undrawn commitments of £241m (31 December 2010: £264m).

Barclays PLC - 2011 Interim Results	53

Risk Management

Protium

On 16 September 2009, Barclays Capital sold assets of $12,285m, including $8,384m in credit market assets, to Protium Finance LP (Protium), a newly established fund. As part of the transaction, Barclays extended a $12,641m 10 year loan to Protium.

In April 2011, Barclays entered into several agreements to acquire all third party interests in Protium in order to help facilitate the Group’s early exit from the underlying exposures. As a result, Protium is now consolidated by the Group with the loan to Protium being replaced by the underlying collateral assets in the Group’s consolidated Balance Sheet.

The table below shows the movement of the Protium collateral assets since the inception of the loan.

		Acquisition Date				Acquisition Date
	As at 30.06.11	As at 27.04.11	As at 31.12.10	As at 16.09.09	As at 30.06.11	As at 27.04.11	As at 31.12.10	As at 16.09.09
	$m	$m	$m	$m	£m	£m	£m	£m
US sub-prime and Alt-A	2,142	4,406	4,402	4,477	1,335	2,665	2,710	2,716
Commercial mortgage-backed securities	2,400	3,092	3,257	1,897	1,497	1,870	2,103	1,151
Monoline protection	—	—	225	4,562	—	—	145	2,768
CLO and other assets	869	1,952	1,636	1,349	542	1,181	1,189	818
Total collateral	5,411	9,450	9,520	12,285	3,374	5,716	6,147	7,453

Cash and cash equivalents	—	231	1,364	250	—	140	881	152
Total assets	5,411	9,681	10,884	12,535	3,374	5,856	7,028	7,605
Loan to Protium	—	—	10,884	12,641	—	—	7,028	7,669

As part of this transaction, $750m was invested in Helix, an existing fund managed by C12. The investment represents 86% of the Helix fund, which has been consolidated by the Group. The fund’s investments primarily comprise government and agency securities and, as such, Helix does not represent a credit market exposure. As at 30 June 2011, the fair value of Barclays investment in the fund was $749m.

Barclays PLC - 2011 Interim Results	54

Capital and Performance Management

Capital Resources	As at	As at	As at
	30.06.11 £m	31.12.10 £m	30.06.10 £m
Ordinary shareholders’ funds	51,572	50,858	49,591
Regulatory adjustments to reserves:
- Available for sale reserve - debt	171	340	(131)
- Cash flow hedging reserve	(104)	(152)	(757)
- Defined benefit pension scheme	139	99	406
- Adjustments for scope of regulatory consolidation	5	99	213
- Foreign exchange on RCIs and upper Tier 2 loan stock	162	209	(64)
- Adjustment for own credit	(690)	(621)	(953)
- Other adjustments	8	(40)	107
Equity non-controlling interests	2,875	2,923	2,540
Less: Intangible assets	(8,223)	(8,326)	(8,437)
Less: Net excess of expected loss over impairment at 50%	(419)	(168)	—
Less: Securitisation positions at 50%	(1,959)	(2,360)	(2,922)
Core Tier 1 capital	43,537	42,861	39,593
Preference shares	6,294	6,317	6,270
Reserve Capital Instruments	5,206	6,098	6,903
Tier 1 Notes[1]	1,017	1,046	1,069
Tax on the net excess of expected loss over impairment	(41)	(100)	—
Less: Material holdings in financial companies at 50%	(2,480)	(2,676)	(1,859)
Total qualifying Tier 1 capital	53,533	53,546	51,976
Revaluation reserves	29	29	25
Collectively assessed impairment allowances	2,517	2,409	2,491
Tier 2 non-controlling interests	552	572	592
Qualifying subordinated liabilities:
- Undated loan capital	1,637	1,648	1,588
- Dated loan capital	15,646	16,565	14,326
Less: Net excess of expected loss over impairment at 50%	(419)	(168)	—
Less: Securitisation positions at 50%	(1,959)	(2,360)	(2,922)
Less: Material holdings in financial companies at 50%	(2,480)	(2,676)	(1,859)
Total qualifying Tier 2 capital	15,523	16,019	14,241
Less: Other regulatory deductions	(2,320)	(2,250)	(1,007)
Total net capital resources	66,736	67,315	65,210
Risk weighted assets	395,150	398,031	395,025

Capital Ratios
Core Tier 1 ratio	11.0%	10.8%	10.0%
Tier 1 ratio	13.5%	13.5%	13.2%
Risk asset ratio	16.9%	16.9%	16.5%

Core Tier 1 capital increased by £0.7bn. Retained profit excluding the impact of PPI redress contributed to a 44bps increase in the Core Tier 1 ratio, more than sufficient to absorb the impact of the PPI provision and other movements.

Total qualifying Tier 1 capital remained broadly flat, as the redemption of £0.8bn of Reserve Capital Instruments was largely off-set by the increase in Core Tier 1.

Total net capital resources decreased by £0.6bn during the first half of 2011, reflecting the redemption and amortisation of £2.6bn of subordinated debt capital instruments (including the Reserve Capital Instruments), largely off-set by the increase in Core Tier 1 and £0.9bn of Tier 2 issuance.

1	Included in subordinated liabilities in the consolidated balance sheet.

Barclays PLC - 2011 Interim Results	55

Capital and Performance Management

Total Assets and Risk Weighted Assets by Business

	Total Assets by Business			Risk Weighted Assets by Business
	As at 30.06.11 £m	As at 31.12.10 £m	As at 30.06.10 £m	As at 30.06.11 £m	As at 31.12.10 £m	As at 30.06.10 £m
UK RBB	123,745	121,590	119,251	34,216	35,274	35,586
Europe RBB	56,699	53,609	48,976	17,916	17,269	15,865
Africa RBB	57,123	60,264	54,846	35,424	38,401	30,879
Barclaycard	32,513	30,324	31,062	33,983	31,913	32,215
Barclays Capital	1,076,018	1,094,799	1,212,413	189,952	191,275	194,283
Barclays Corporate	85,073	85,735	86,906	69,291	70,796	72,724
Barclays Wealth	19,814	17,849	16,376	12,664	12,398	11,638
Investment Management	4,213	4,612	3,604	93	74	74
Head Office Functions and Other Operations	37,724	20,863	13,712	1,611	631	1,761
Total	1,492,922	1,489,645	1,587,146	395,150	398,031	395,025

Risk Weighted Assets by Risk

				As at	As at	As at
				30.06.11 £m	31.12.10 £m	30.06.10 £m
Credit risk				247,101	260,998	256,117
Counterparty risk:
- Internal model method				27,072	29,466	28,401
- Non-model method				14,009	14,397	17,001
Market risk:
- Modelled - VaR				10,692	9,209	14,085
- Modelled - IDRC and Non-VaR[1]				7,784	3,769	7,206
- Standardised				52,561	48,073	41,259
Operational risk				35,931	32,119	30,956
Total risk weighted assets				395,150	398,031	395,025

Risk weighted assets decreased to £395bn (31 December 2010: £398bn), largely as a result of foreign exchange movements. Excluding the effect of foreign exchange, risk weighted asset reductions from the sell down of legacy assets in Barclays Capital were offset by increases as a result of the Egg acquisition and regulatory methodology changes implemented through the period.

1	IDRC - Incremental Default Risk Charge.

Barclays PLC - 2011 Interim Results	56

Capital and Performance Management

Balance Sheet Leverage

	As at 30.06.11	As at 31.12.10	As at 30.06.10
	£m	£m	£m
Total assets	1,492,922	1,489,645	1,587,146
Counterparty netting	(304,097)	(340,467)	(420,107)
Collateral on derivatives	(33,394)	(37,289)	(41,033)
Net settlement balances and cash collateral[1]	(84,158)	(48,108)	(52,764)
Goodwill and intangible assets	(8,541)	(8,697)	(8,824)
Financial assets designated at fair value and associated cash balances—held in respect of linked liabilities to customers under investment contracts	(1,524)	(1,947)	(1,786)
Adjusted total tangible assets	1,061,208	1,053,137	1,062,632
Total qualifying Tier 1 capital	53,533	53,546	51,976
Adjusted gross leverage[1]	20	20	20
Ratio of total assets to shareholders’ equity	24	24	26

Barclays continues to operate within limits and targets for balance sheet usage as part of its balance sheet management activities.

The adjusted gross leverage was 20x as at 30 June 2011 (31 December 2010: 20x). Total qualifying Tier 1 Capital has remained stable at £53.5bn (31 December 2010: £53.5bn) and adjusted total tangible assets has marginally increased by 1% £8.1bn. At month ends during 2011 the ratio moved in a range from 20x to 22x, with fluctuations arising as a result of normal trading activities, primarily due to changes in reverse repurchase trading and holdings of trading portfolio assets.

Adjusted total tangible assets include cash and balances at central banks of £86.9bn (31 December 2010: £97.6bn). Excluding these balances, the balance sheet leverage would be 18x (31 December 2010: 18x).

The ratio of total assets to total shareholders’ equity was 24x as at 30 June 2011 (31 December 2010: 24x). The ratio moved within a month end range of 24x to 26x, driven by trading activity fluctuations noted above, as well as changes in gross interest rate derivatives and settlement balances.

The Basel Committee of Banking Supervisors (BCBS) issued final guidelines for “Basel III: a global regulatory framework for more resilient banks and banking systems” in December 2010. The guidelines include a proposed leverage metric, to be implemented by national supervisors in parallel run from 1 January 2013 (migrating to a Pillar 1 measure by 2018). Based on our interpretation of the current BCBS proposals the Group’s Basel III leverage ratio as at 30 June 2011 would be within the proposed limit of 33x.

1

Adjusted gross leverage is a non-IFRS measure representing the multiple of adjusted total tangible assets over total qualifying Tier 1 capital. This measure has been presented as it provides for a metric used by management in assessing balance sheet leverage. Barclays management believes that this measure provides useful information to readers of Barclays financial statements as a key measure of stability, which is consistent with the views of regulators and investors. As at 31 December 2010 the Group amended the calculation of balance sheet leverage to reflect the deduction of cash collateral on derivative liability contracts. Applying this approach to 30 June 2010 would not affect the balance sheet leverage of 20x.

Barclays PLC - 2011 Interim Results	57

Financial Statement Notes

Going Concern

The Group’s business activities and financial position, the factors likely to affect its future development and performance, and its objectives and policies in managing the financial risks to which it is exposed and its capital are discussed in the Results by Business, Risk Management and Capital and Performance Management sections.

The Directors have assessed, in the light of current and anticipated economic conditions, the Group’s ability to continue as a going concern.

The Directors confirm they are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the going concern basis for preparing accounts.

Basis of Preparation

The Interim Results announcement does not comprise the Group’s statutory accounts. The Group’s statutory accounts, for the year ended 31 December 2010, on which the auditors issued an unmodified audit opinion, have been filed with the Registrar of Companies.

The Results Announcement has been prepared in accordance with IAS 34 Interim Financial Reporting, using the same accounting policies and methods of computation as those used in the 2010 Annual Report.

There have been no accounting developments since those disclosed in the 2010 Annual Report that we would expect to have a material impact on the Group’s 2011 results.

Barclays PLC - 2011 Interim Results	58

Financial Statement Notes

1.	Net Interest Income

	Half Year Ended	Half Year Ended	Half Year Ended
	30.06.11 £m	31.12.10 £m	30.06.10 £m
Cash and balances with central banks	186	117	154
Available for sale investments	1,108	733	750
Loans and advances to banks	158	243	197
Loans and advances to customers	8,590	8,992	8,685
Other	154	122	42
Interest income	10,196	10,207	9,828
Deposits from banks	(145)	(123)	(247)
Customer accounts	(1,032)	(704)	(706)
Debt securities in issue	(1,813)	(1,780)	(1,852)
Subordinated liabilities	(903)	(909)	(869)
Other	(114)	(137)	(185)
Interest expense	(4,007)	(3,653)	(3,859)
Net interest income	6,189	6,554	5,969
2. Net Fee and Commission Income
	Half Year Ended	Half Year Ended	Half Year Ended
	30.06.11 £m	31.12.10 £m	30.06.10 £m
Fee and commission income	5,167	5,230	5,138
Fee and commission expense	(748)	(553)	(944)
Net fee and commission income	4,419	4,677	4,194
3. Net Trading Income
	Half Year Ended	Half Year Ended	Half Year Ended
	30.06.11 £m	31.12.10 £m	30.06.10 £m
Trading income	3,447	2,632	4,385
Gain on foreign exchange dealings	360	273	397
Own credit gain/(charge)	89	(460)	851
Net trading income	3,896	2,445	5,633
4. Net Investment Income
	Half Year Ended	Half Year Ended	Half Year Ended
	30.06.11 £m	31.12.10 £m	30.06.10 £m
Net gain from disposal of available for sale assets	265	725	302
Dividend income	55	58	58
Net gain from financial instruments designated at fair value	131	177	97
Other net investment income/(loss)	143	(12)	72
Net investment income	594	948	529

Barclays PLC - 2011 Interim Results	59

Financial Statement Notes

5.	Operating Expenses

	Half Year Ended	Half Year Ended	Half Year Ended
	30.06.11 £m	31.12.10 £m	30.06.10 £m
Staff costs	6,110	6,104	5,812
Administration and general expenses	3,124	3,309	3,276
Depreciation of property, plant and equipment	351	382	408
Amortisation of intangible assets	197	213	224
Goodwill impairment	47	243	—
Operating expenses excluding provision for PPI redress	9,829	10,251	9,720
Provision for PPI redress	1,000	—	—
Operating expenses	10,829	10,251	9,720

Operating expenses, excluding the provision for PPI redress, increased 1% to £9,829m (2010: £9,720m), reflecting increased defined benefit post retirement charges and restructuring charges within staff costs and goodwill impairment, offset by a decline in administration and general expenses. Further information on the PPI provision is included on page 68.

	Half Year Ended	Half Year Ended	Half Year Ended
Staff Costs	30.06.11 £m	31.12.10 £m	30.06.10 £m
Salaries	3,164	3,173	2,979
Variable cash awards	1,326	1,127	1,530
Share based payments	389	449	411
Social security costs	400	344	375
Bank payroll tax	38	45	51
Post retirement benefits	347	399	129
- defined contribution plans	154	149	148
- defined benefit plans	186	240	(27)
- other post retirement benefits	7	10	8
Other	446	567	337
Staff costs	6,110	6,104	5,812

Of which:
Charge relating to deferred incentive awards and long term incentive plans	607	505	680

Performance awards continue to be recognised in staff costs on an accruals basis over the period in which the employees provide the related services. The payment of awards under deferred incentive awards and long term incentive plans is dependent on employees meeting certain service and performance conditions and, in the case of certain schemes, the performance of the Group. The charge for such awards is recognised over the period from the date of award up to the date an employee becomes unconditionally entitled to the award.

Amounts awarded under deferred incentive awards and long term incentive plans that will be expensed if the relevant conditions are met, typically over a three year period, amounted to £1,610m as at 30 June 2011 (31 December 2010: £917m). The increase from 31 December 2010 reflects the annual compensation awards communicated to employees in the first quarter of 2011, offset by the recognition of charges for the first half of 2011.

The defined benefit post retirement charge increased by £213m reflecting the non-recurrence of a £241m credit resulting from amendments to the treatment of minimum defined benefits and a £54m credit relating to the Group’s recognition of a surplus in Absa recognised in 2010.

Other staff costs increased by £109m which primarily related to Retail and Business Banking restructuring activities.

Barclays PLC - 2011 Interim Results	60

Financial Statement Notes

5.	Operating Expenses (continued)

	Half Year Ended	Half Year Ended	Half Year Ended
Number of Employees (Full Time Equivalent)[1]	30.06.11	31.12.10	30.06.10
UK RBB	34,200	34,700	33,200
Europe RBB	9,300	9,400	9,300
Africa RBB	47,100	47,600	47,700
Barclaycard	10,400	9,900	10,400
Barclays Capital	24,100	24,800	25,500
Barclays Corporate	11,600	11,900	11,900
Barclays Wealth	7,900	7,700	7,400
Head Office Functions and Other Operations	1,500	1,500	1,400
Total Group permanent and fixed term contract staff worldwide	146,100	147,500	146,800

Of which:
UK	56,900	58,100	56,800
International	89,200	89,400	90,000
	146,100	147,500	146,800

Staff numbers in Retail and Business Banking have decreased by 600 to 101,000 (31 December 2010: 101,600) largely due to restructuring activities in UK, Europe and Africa, offset by increases in Barclaycard of 500 mostly relating to acquisitions during the period. Barclays Capital and Barclays Corporate reduced by 700 and 300 FTEs respectively since 31 December 2010 primarily due to restructuring activities. Barclays Wealth FTEs increased 200 to 7,900 reflecting strategic investment.

	Half Year Ended	Half Year Ended	Half Year Ended
Administration and General Expenses	30.06.11 £m	31.12.10 £m	30.06.10 £m
Property and equipment	907	913	900
Outsourcing and professional services	898	895	810
Operating lease rentals	324	321	316
Marketing, advertising and sponsorship	262	371	260
Subscriptions, publications, stationery and communications	376	376	374
Travel and accommodation	160	198	160
Other administration and general expenses	191	193	373
Impairment of property, equipment and intangible assets	6	42	83
Administration and general expenses	3,124	3,309	3,276

Administration and general expenses decreased 5% to £3,124m (2010: £3,276m). The increase in outsourcing and professional services costs reflect acquisition costs in Barclaycard, restructuring charges in RBB Europe and increased regulatory costs. These cost increases have been more than offset by reduced costs within Barclays Corporate and Barclays Capital reflecting the benefits of restructuring during 2010 and the non-recurrence of the one-off settlement in resolution of the investigation into Barclays compliance with US Economic Sanctions that also occurred in 2010.

UK legislation was enacted in July 2011 to introduce an annual bank levy, which will apply to elements of the Group’s consolidated liabilities and equity held as at the year end. In accordance with IFRS, the levy is not recognised in the 2011 interim results. Further detail is provided in Note 8.

Goodwill Impairment

The impairment of goodwill in 2011 reflects the write-off of the residual FirstPlus goodwill, totalling £47m due to continued run-off of the loan portfolio and the impact of PPI redress. The goodwill relating to Barclays Bank Russia of £243m was impaired in the period ended December 2010 as our activities there were refocused.

1	Excludes 1,700 employees (31 December 2010: 2,400; 30 June 2010: 2,400), of consolidated entities engaged in activities that are not closely related to our principal businesses.

Barclays PLC - 2011 Interim Results	61

Financial Statement Notes

6.	(Loss)/Profit on Disposal of Subsidiaries, Associates and Joint Ventures

On 15 February 2011, Barclays announced its intention to sell Barclays Bank Russia (BBR) as part of refocusing its Russian activities and commenced plans to dispose of the business. As at 30 June 2011, BBR has been classified as held for sale. A loss of £64m has been recognised in the income statement under loss on disposal of subsidiaries, associates and joint ventures, which has been estimated based on the range of offers received from potential buyers. On completion of the disposal, it is anticipated that accumulated foreign exchange losses of approximately £23m, previously recognised directly in equity, will be recycled through income.

7.	Acquisitions

In April 2011, Barclays acquired the third party investments in Protium for their carrying value of £163m ($270m) and restructured the related management arrangements. This resulted in the general partner interest being acquired by Barclays for a nominal consideration and the remaining interest in Protium held by C12, Protium’s investment manager, redeemed for consideration of £50m ($83m) (in accordance with the performance fees that would have been due under the original agreement, based on investment performance to date). Barclays is now the sole owner and controlling party of Protium, which is consolidated by the Group. There was no gain or loss and no goodwill arising as the impairment on the loan was already calculated by reference to Protium’s net asset value of £5,856m ($9,681m).

As part of this transaction, $750m of proceeds from a partial redemption of the loan to Protium was invested into Helix, an existing fund managed by C12. This represents a majority interest in the fund, which has also been consolidated by the Group.

In June 2011, ABSA acquired an interest in, ABSA Property Equity Fund for a total consideration of £19m.

Fair Value
Assets	£m
Trading portfolio assets	4,757
Financial assets designated at fair value	1,004
Derivative financial instruments	5
Loans and advances to banks	472
Reverse repurchase agreements	29
Other assets	46
Total assets	6,313

Liabilities
Deposits from banks	1
Trading portfolio liabilities	93
Financial liabilities designated at fair value	76
Derivative financial instruments	23
Repurchase agreements	24
Other liabilities	51
Total liabilities	268
Net assets acquired	6,045
Group share of assets acquired	6,038
Consideration:
- cash	182
- loan	5,856
Total	6,038

The pre-acquisition carrying amount of the acquired assets and liabilities, stated in accordance with the Group’s accounting policies, was equal to their fair value on acquisition. There was no gain or loss and no goodwill arising on acquisition.

The Group’s exposure to Protium prior to acquisition represented a loan. Subsequent to acquisition the underlying assets held by Protium were consolidated by the Group and have been integrated into the corresponding business lines.

Barclays PLC - 2011 Interim Results	62

Financial Statement Notes

7.	Acquisitions (continued)

The impact of Protium and related underlying assets on the Group’s results for the first half of 2011 reflected a loss of £79m (comprising interest on the loan prior to acquisition and subsequent fair value movements in the underlying assets less funding costs) and an impairment release on the loan recognised prior to acquisition of £223m resulting in contribution to Group profit before tax of £144m.

Since the date of acquisition, Protium assets have contributed a net loss of £115m to income and profit before tax.

The Group’s results would not have been materially different had the acquisitions occurred on 1 January 2011.

During the first half of 2011, Barclays acquired Egg’s UK credit card assets, comprising approximately £2.3bn of gross receivables, and MBNA Europe Bank Limited’s Small Business cards portfolio in the UK, comprising approximately £130m of outstanding balances. These acquisitions were asset purchases and therefore, have not been included in the table above.

8.	Tax

The tax charge for the first half of 2011 was £661m (2010: £1,026m) representing a tax rate of 25.0% (2010: 26.0%). The effective tax rate for both periods differs from the UK tax rate of 26.5% (2010: 28.0%) because of non taxable gains and income, different rates that are applied to profits outside of the UK, disallowable expenditure, and in 2011, the impact of recognising deferred tax assets that were previously unrecognised.

	Assets			Liabilities
Current and Deferred Tax Assets and Liabilities	30.06.11 £m	31.12.10 £m	30.06.10 £m	30.06.11 £m	31.12.10 £m	30.06.10 £m
Current tax	265	196	307	(487)	(646)	(1,039)
Deferred tax	2,742	2,517	1,880	(613)	(514)	(452)
Total	3,007	2,713	2,187	(1,100)	(1,160)	(1,491)

UK legislation was enacted in July 2011 to introduce an annual bank levy, which will apply to elements of the Group’s consolidated liabilities and equity held as at the year end. In accordance with IFRS, the levy is not recognised in the 2011 interim results, as it relates to a charge on the year end balance sheet. The IFRS Interpretations Committee is considering the timing of the recognition of the levy going forward. It is estimated that the levy will result in a charge to the annual income statement of £350m - £400m, depending on the year end balance sheet position. The presentation of the levy within the income statement will be reviewed during the second half of the year.

9.	Non-controlling Interests

	Profit Attributable to Non-controlling Interest			Equity Attributable to Non-controlling Interest
	Half Year Ended 30.06.11 £m	Half Year Ended 31.12.10 £m	Half Year Ended 30.06.10 £m	Half Year Ended 30.06.11 £m	Half Year Ended 31.12.10 £m	Half Year Ended 30.06.10 £m
Barclays Bank PLC Issued:
- Preference shares	231	236	242	5,948	5,933	5,945
- Reserve Capital Instruments	34	55	58	529	1,418	1,935
- Upper Tier 2 instruments	1	2	1	586	586	586
Absa Group Limited	197	184	178	3,110	3,208	2,779
Other non-controlling interests	22	18	11	244	259	237
	485	495	490	10,417	11,404	11,482

The £98m decrease in Absa Group Limited equity non-controlling interest to £3,110m (31 December 2010: £3,208m) is principally due to £176m downward foreign exchange and £40m cash flow hedging reserve movements, offset by retained profits of £124m.

The £889m reduction in Reserve Capital Instruments equity to £529m (31 December 2010: £1,418m) is due to the redemption, at the Group’s option, of instruments with a nominal value of $1.25bn during June 2011.

Barclays PLC - 2011 Interim Results	63

Financial Statement Notes

10.	Earnings Per Share

	Half Year Ended 30.06.11 £m	Half Year Ended 31.12.10 £m	Half Year Ended 30.06.10 £m
Profit attributable to equity holders of the parent	1,498	1,133	2,431
Dilutive impact of convertible options	(2)	(8)	(2)
Profit attributable to equity holders of the parent including dilutive impact of convertible options	1,496	1,125	2,429
Basic weighted average number of shares in issue	11,938m	11,926m	11,625m
Number of potential ordinary shares	651m	858m	715m
Diluted weighted average number of shares	12,589m	12,784m	12,340m
Basic earnings per ordinary share	12.5p	9.5p	20.9p
Diluted earnings per ordinary share	11.9p	8.8p	19.7p

The calculation of basic earnings per share is based on the profit attributable to equity holders of the parent and the number of basic weighted average number of shares (excluding own shares held in employee benefit trusts or for trading).

When calculating the diluted earnings per share, the weighted average number of shares in issue is adjusted for the effects of all dilutive potential ordinary shares held in respect of Barclays PLC, totalling 651m (2010: 715m) shares. The decrease in the number of potential ordinary shares is primarily driven by the exercise of warrants in 2010 partially offset by the net impact of new employee share awards less those that have vested.

11.	Dividends on Ordinary Shares

As previously announced, it is the Group’s policy to declare and pay dividends on a quarterly basis. An interim cash dividend for the first quarter of 2011 of 1p per share was paid on 10 June 2011. The Board has decided to pay on 9 September 2011, the second quarterly dividend for the year ending 31 December 2011 of 1p per ordinary share for shares registered in the books of the Company at the close of business on 12 August 2011, making a total for the first half of 2011 of 2p (2010: 2p).

	Half Year Ended 30.06.11		Half Year Ended 31.12.10		Half Year Ended 30.06.10
Dividends Paid During the period	Per Share Pence	Total £m	Per Share Pence	Total £m	Per Share Pence	Total £m
Final dividend paid during period	2.5	298	—	—	1.5	176
Interim dividends paid during period	1.0	121	2.0	237	1.0	118

For qualifying US and Canadian resident ADR holders, the second quarterly dividend of 1p per ordinary share becomes 4p per ADS (representing four shares). The ADR depositary will post the interim dividend on 9 September 2011 to ADR holders on the record at close of business on 12 August 2011.

Barclays PLC - 2011 Interim Results	64

Financial Statement Notes

12.	Derivative Financial Instruments

	Contract Notional Amount	Fair Value
As at 30.06.11	£m	Assets £m	Liabilities £m
Foreign exchange derivatives	3,965,712	54,186	(57,176)
Interest rate derivatives	37,739,893	238,645	(220,854)
Credit derivatives	2,085,191	45,883	(44,169)
Equity and stock index and commodity derivatives	1,268,250	39,090	(41,907)
Derivative assets/(liabilities) held for trading	45,059,046	377,804	(364,106)

Derivatives in Hedge Accounting Relationships
Derivatives designated as cash flow hedges	164,846	891	(848)
Derivatives designated as fair value hedges	98,245	1,077	(1,116)
Derivatives designated as hedges of net investments	15,405	82	(466)
Derivative assets/(liabilities) designated in hedge accounting relationships	278,496	2,050	(2,430)
Total recognised derivative assets/(liabilities)	45,337,542	379,854	(366,536)

As at 31.12.10
Foreign exchange derivatives	3,513,911	60,420	(62,141)
Interest rate derivatives	41,764,637	270,730	(251,941)
Credit derivatives	1,952,475	47,017	(45,044)
Equity and stock index and commodity derivatives	1,286,181	40,419	(44,037)
Derivative assets/(liabilities) held for trading	48,517,204	418,586	(403,163)

Derivatives in Hedge Accounting Relationships
Derivatives designated as cash flow hedges	149,763	760	(925)
Derivatives designated as fair value hedges	83,968	924	(1,012)
Derivatives designated as hedges of net investments	6,622	49	(416)
Derivative assets/(liabilities) designated in hedge accounting relationships	240,353	1,733	(2,353)
Total recognised derivative assets/(liabilities)	48,757,557	420,319	(405,516)

As at 30.06.10
Foreign exchange derivatives	3,612,023	65,646	(69,623)
Interest rate derivatives	35,880,532	332,080	(310,963)
Credit derivatives	1,987,271	58,179	(54,883)
Equity and stock index and commodity derivatives	1,233,593	47,724	(49,160)
Derivative assets/(liabilities) held for trading	42,713,419	503,629	(484,629)

Derivatives in Hedge Accounting Relationships
Derivatives designated as cash flow hedges	129,183	746	(594)
Derivatives designated as fair value hedges	56,144	755	(662)
Derivatives designated as hedges of net investments	5,632	80	(376)
Derivative assets/(liabilities) designated in hedge accounting relationships	190,959	1,581	(1,632)
Total recognised derivative assets/(liabilities)	42,904,378	505,210	(486,261)

Gross derivative assets decreased by 10% to £379.9bn (31 December 2010: £420.3bn) reflecting increases in the major forward curves, the net depreciation in the value of other currencies relative to Sterling and optimisation initiatives.

Barclays PLC - 2011 Interim Results	65

Financial Statement Notes

13.	Financial Instruments Held at Fair Value

The table below shows the financial assets and liabilities that are recognised and measured at fair value analysed by level within the fair value hierarchy.

	Valuations Based on
	Quoted Market Prices	Observable Inputs	Significant Unobservable Inputs
30.06.11	(Level 1) £m	(Level 2) £m	(Level 3) £m	Total £m
Trading portfolio assets	53,259	117,703	10,837	181,799
Financial assets designated at fair value	5,875	22,304	10,943	39,122
Derivative financial assets	3,001	368,690	8,163	379,854
Available for sale assets	44,945	34,139	2,753	81,837
Total Assets	107,080	542,836	32,696	682,612
Trading portfolio liabilities	(36,919)	(40,282)	(7)	(77,208)
Financial liabilities designated at fair value	(100)	(88,862)	(3,511)	(92,473)
Derivative financial liabilities	(2,424)	(358,930)	(5,182)	(366,536)
Total Liabilities	(39,443)	(488,074)	(8,700)	(536,217)

31.12.10
Trading portfolio assets	48,466	114,660	5,741	168,867
Financial assets designated at fair value	5,406	25,175	10,904	41,485
Derivative financial assets	3,023	408,214	9,082	420,319
Available for sale assets	25,619	36,201	3,290	65,110
Total Assets	82,514	584,250	29,017	695,781
Trading portfolio liabilities	(30,247)	(42,345)	(101)	(72,693)
Financial liabilities designated at fair value	(4)	(94,088)	(3,637)	(97,729)
Derivative financial liabilities	(2,567)	(396,695)	(6,254)	(405,516)
Total Liabilities	(32,818)	(533,128)	(9,992)	(575,938)

30.06.10
Trading portfolio assets	51,815	108,779	6,435	167,029
Financial assets designated at fair value	5,419	26,787	10,558	42,764
Derivative financial assets	4,146	489,965	11,099	505,210
Available for sale assets	21,453	27,869	3,352	52,674
Total Assets	82,833	653,400	31,444	767,677
Trading portfolio liabilities	(32,463)	(39,264)	(25)	(71,752)
Financial liabilities designated at fair value	(644)	(84,217)	(4,154)	(89,015)
Derivative financial liabilities	(3,351)	(474,916)	(7,994)	(486,261)
Total Liabilities	(36,458)	(598,397)	(12,173)	(647,028)

Transfers between Level 1 and Level 2 primarily comprised government bonds that had less observable market prices.

The significant movements in the level 3 positions during the period ended 30 June 2011 were:

•

Purchases of £7.5bn primarily comprising £5.1bn of assets relating to the acquisition of Protium, £1.3bn of other non-asset backed debt instruments, £0.3bn of asset backed products and £0.1bn of equity derivative products

•

Sales of £5.1bn, including the sale of £1.7bn Protium assets post consolidation, the sale of £1.4bn of non-asset backed debt instruments, £0.9bn of asset backed products and £0.8bn of legacy commercial real estate loans

•

Net Transfers in to Level 3 of £3.5bn primarily comprising transfers in of £1.8bn inflation linked bond positions, £1.3bn of other non-asset backed debt instruments and £0.6bn of derivative positions that have become less observable, offset £0.4bn of Available for sale positions due to factors making them more observable

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Financial Statement Notes

13.	Financial Instruments Held at Fair Value (continued)

Level 3 movements affecting the Income Statement and Reserves were as follows:

•	Net losses recognised in income of £0.3bn representing losses in derivative financial instruments partially offset by gains in financial liabilities at fair value

•	Net gains recognised in other comprehensive income of £27m as a result of fair value movements in available for sale positions

Unrecognised gains as a result of the use of valuation models using unobservable inputs

The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, was as follows:

	Half Year Ended	Half Year Ended	Half Year Ended
	30.06.11 £m	31.12.10 £m	30.06.10 £m
Opening balance	137	109	99
Additions	25	38	18
Amortisation and releases	(16)	(10)	(8)
Closing balance	146	137	109

As part of our risk management processes, we apply stress tests on the significant unobservable parameters to generate a range of potentially possible alternative valuations. The results of the most recent stress test showed a potential to increase the fair values by up to £1.4bn (31 December 2010: £1.7bn) or to decrease the fair values by up to £1.6bn (31 December 2010: £1.8bn) with substantially all the potential effect being recorded in profit or loss rather than equity. It is not possible to reliably stress the £1.9bn receivable included within level 3 assets arising from the Lehman acquisition as its value is dependent on the outcome of the legal proceedings. Further detail is provided in note 22.

The stresses applied take account of the nature of valuation techniques used, as well as the availability and reliability of observable proxy and historical data. In all cases, an assessment is made to determine the suitability of available data. The sensitivity methodologies are based on a range, standard deviation or spread data of a reliable reference source or a scenario based on alternative market views. The level of shift or scenarios applied is considered for each product and varies according to the quality of the data and variability of underlying market.

14.	Reclassification of Financial Assets Held for Trading

Prior to 2011, the Group reclassified certain financial assets, originally classified as held for trading that were deemed to be not held for trading purposes, and thus considered as loans and receivables. There were no such reclassifications in 2011.

The carrying value of the securities previously reclassified into loans and receivables has decreased from £8,625m to £8,084m primarily as a result of sales, paydowns and maturities of the underlying securities.

Sales of securities from the 16 December 2008 reclassification totalled £91m (31 December 2010: £390m) and sales of securities from the 25 November 2009 reclassification totalled £341m (31 December 2010: £178m).

The following table provides a summary of the assets reclassified from held for trading to loans and receivables.

	As at 30.06.11		As at 31.12.10		As at 30.06.10
Trading Assets Reclassified to Loans and Receivables	Carrying Value £m	Fair Value £m	Carrying Value £m	Fair Value £m	Carrying Value £m	Fair Value £m
Reclassification 25 November 2009	7,708	7,459	8,081	7,842	8,120	8,096
Reclassification 16 December 2008	376	374	544	545	680	693
Total financial assets reclassified to loans and receivables	8,084	7,833	8,625	8,387	8,800	8,789

If the reclassifications had not been made, the Group’s income statement for 2011 would have included a net loss on the reclassified trading assets of £14m (2010: gain of £38m).

During the period, the reclassified financial assets contributed £230m (2010: £190m) to interest income.

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Financial Statement Notes

15.	Goodwill and Intangible Assets

	As at	As at	As at
	30.06.11 £m	31.12.10 £m	30.06.10 £m
Goodwill	6,107	6,219	6,269
Intangibles	2,434	2,478	2,555
Total	8,541	8,697	8,824

Goodwill principally comprised £3,147m held in UK RBB (31 December 2010: £3,148m), £1,237m in Africa RBB (31 December 2010: £1,307m), £527m in Europe RBB (31 December 2010: £505m) and £522m in Barclaycard (31 December 2010: £585m).

Where there were indicators of impairment, goodwill held as at 30 June 2011 was reviewed for impairment by comparing the carrying value to its recoverable amount. This included goodwill balances of £47m relating to FirstPlus and £589m relating to the Spanish business.

This assessment resulted in the write-off of the remaining goodwill in FirstPlus, reflecting the continued run-off of the loan portfolio and the impact of payment protection insurance redress. No impairment has been recognised on the Spanish goodwill as the recoverable amount exceeded the carrying amount of the business based on a pre-tax discount rate of 13% (31 December 2010: 12%) and a terminal growth rate of 1.7% (31 December 2010: 2.0%). Whilst the recoverable amount continues to exceed the carrying amount for the Spanish business, the excess has decreased since December 2010 as a result of the change in assumptions and will be kept under review.

16.	Subordinated Liabilities

	As at	As at	As at
	30.06.11 £m	31.12.10 £m	30.06.10 £m
Opening balance as at 1 January	28,499	25,816	25,816
Issuances	880	2,131	93
Redemptions	(2,434)	(1,211)	(1,185)
Other	(159)	1,763	1,205
Total dated and undated subordinated liabilities as at period end	26,786	28,499	25,929

During the six months ended 30 June 2011 redemptions comprised: 5.75% Subordinated Notes 2011 (€1,000m) of £856m, Callable Floating Rate Subordinated Notes 2016 (€1,250m) of £1,105m, Floating Rate Subordinated Step-up Callable Notes 2016 (US$750m) of £470m and Subordinated Floating Rate Capital Notes 2011 (€11m) of £3m. 6.625% Lower Tier 2 Notes 2022 (€1,000m) of £880m were issued.

17.    Provisions

	As at	As at	As at
	30.06.11 £m	31.12.10 £m	30.06.10 £m
Redundancy and restructuring	317	177	131
Undrawn contractually committed facilities and guarantees	219	229	166
Onerous contracts	67	74	61
Sundry provisions	473	467	449
Payment Protection Insurance redress	998	—	—
	2,074	947	807

Following the conclusion of the judicial review and discussions with the FSA to clarify the interpretation and application of the guidelines, a provision for the cost of PPI redress of £1,000m was raised in the second quarter of 2011. £2m has been utilised up to 30 June 2011. The provision is based upon a number of assumptions, and reflects FSA guidance, industry experience of resolving such claims and Barclays stated intention to compensate all customers who had PPI complaints put on hold during the judicial review. The assumptions will be reviewed and updated as we gain greater experience of settling these claims.

The Group recognised additional costs for the settlement of PPI claims unrelated to the judicial review of £13m (2010: £92m), of which £5m (2010: £42m) was included in income and £8m (2010: £50m) within operating expenses.

Included in sundry provisions are provisions in respect of litigation of £117m (31 December 2010: £151m).

Barclays PLC - 2011 Interim Results	68

Financial Statement Notes

18.	Retirement Benefit Liabilities

The Group’s IAS 19 pension deficit across all schemes as at 30 June 2011 was £1,541m (31 December 2010: £2,896m). There are net recognised liabilities of £286m (31 December 2010: £239m) and unrecognised actuarial losses of £1,255m (31 December 2010: £2,657m). The net recognised liabilities comprised retirement benefit liabilities of £412m (31 December 2010: £365m) and assets of £126m (31 December 2010: £126m).

The Group’s IAS 19 pension deficit in respect of the main UK Scheme as at 30 June 2011 was £1,206m (31 December 2010: £2,552m). The most significant reason for this change was the increase in AA long-term corporate bond yields which resulted in a higher discount rate of 5.63% (31 December 2010: 5.31%).

The latest completed triennial funding valuation of the main UK scheme was performed with an effective date of 30 September 2007. The Group agreed funding contributions which, in aggregate, are no less than those which are sufficient to meet the Group’s share of the cost of benefits accruing over each year. The next triennial funding valuation of the main UK scheme with an effective date of 30 September 2010 is currently in progress, and is due to be finalised by the end of 2011.

From 1 January 2013, in accordance with IAS 19 Employee Benefits (Revised 2011), the Group balance sheet will reflect the pension deficit in full, including the currently unrecognised actuarial losses.

19.	Share Capital

Called Up Share Capital

Called up share capital comprises 12,189 million (31 December 2010: 12,182 million) ordinary shares of 25p each.

The independent trustees of the Group’s share schemes may make purchases of Barclays PLC ordinary shares in the market at any time or times following this announcement of the Group’s results for the purposes of those schemes’ current and future requirements.

Warrants

As at 30 June 2011 there were unexercised warrants to subscribe for 379.2 million (31 December 2010: 379.2 million) new ordinary shares at a price of £1.97775.

20.	Other Reserves

Currency Translation Reserve

The currency translation reserve represents the cumulative gains and losses on the retranslation of the Group’s net investment in foreign operations, net of the effects of hedging. Currency translation differences of £790m (2010: £1,054m), including £182m (2010: £119m) associated with non-controlling interests, is largely due to the appreciation of Sterling against the Rand and US Dollar, offset by the depreciation against the Euro.

During the period, £3m loss (2010: £221m gain) of the currency translation reserve was recognised in the income statement.

Available for Sale Reserve

The available for sale reserve represents the unrealised change in the fair value of available for sale investments since initial recognition.

The available for sale reserve movement of £315m (2010: net loss £1,993m) was driven by net gains from changes in fair value of available for sale assets as markets continued to recover.

Cash Flow Hedge Reserve

The cash flow hedge reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when hedged transactions affect profit or loss.

Movements in the cash flow hedge reserve principally reflected increases in the fair value of interest rate swaps held for hedging purposes more than offset by related gains transferred to net profit.

Barclays PLC - 2011 Interim Results	69

Financial Statement Notes

21.	Contingent Liabilities and Commitments

	As at 30.06.11 £m	As at 31.12.10 £m	As at 30.06.10 £m
Securities lending arrangements	32,977	27,672	26,489
Guarantees and letters of credit pledged as collateral security	12,886	13,783	12,503
Performance guarantees, acceptances and endorsements	9,257	9,175	9,468
Contingent liabilities	55,120	50,630	48,460
Documentary credits and other short-term trade related transactions	1,392	1,194	1,141
Standby facilities, credit lines and other commitments	232,624	222,963	221,105

Securities Lending Arrangements

Up to the disposal of Barclays Global Investors on 1 December 2009, the Group facilitated securities lending arrangements for its managed investment funds whereby securities held by funds under management were lent to third parties. Borrowers provided cash or investment grade assets as collateral equal to 100% of the market value of the securities lent plus a margin of 2%-10%. The Group agreed with BlackRock, Inc. to continue to provide indemnities to support these arrangements for three years following the disposal. The fair value of the collateral held was £33,496 (31 December 2010: £28,465m) and that of the stock lent was £32,977 (31 December 2010: £27,672m).

The Financial Services Compensation Scheme

The Financial Services Compensation Scheme (FSCS) is the UK’s compensation fund for customers of authorised financial services firms that are unable to pay claims. The FSCS raises levies on all UK deposit taking institutions. Previously compensation has been paid out by facilities provided by HM Treasury to FSCS in support of FSCS’s obligations to the depositors of banks declared in default. The total of these facilities is understood to be approximately £20bn. While it is anticipated that the substantial majority of these facilities will be repaid wholly from recoveries from the institutions concerned, there is the risk of a shortfall, such that the FSCS may place additional levies on all FSCS participants. Barclays has included an accrual of £63m in other liabilities as at 30 June 2011 (31 December 2010: £63m) in respect of levies raised by the FSCS. The financing arrangements for the Treasury loan to the FSCS run until the end of March 2012; the financing arrangements that will apply from April 2012 are expected to be agreed in the second half of 2011.

Barclays Capital US Mortgage Activities

Barclays activities within the US residential mortgage sector during the period 2005 through 2008 included: sponsoring and underwriting of approximately $39bn of private-label securitisations; underwriting of approximately $34bn of other private-label securitisations; sales of approximately $150m of loans to government sponsored enterprises (GSEs); and sales of approximately $3bn of loans to others. In addition, Barclays sold approximately $4bn of loans to Protium in 2009. As a result of Barclays acquisition of Protium in April 2011, Barclays reacquired the loans previously sold to Protium. Some of the loans sold by Barclays were originated by a Barclays subsidiary. Barclays also performed servicing activities through its US residential mortgage servicing business which Barclays acquired in Q4 2006 and subsequently sold in Q3 2010.

In connection with Barclays loan sales and some of its sponsored private-label securitisations, Barclays made certain loan level representations and warranties (R&Ws) generally relating to the underlying borrower, property and/or mortgage documentation. Under certain circumstances, Barclays may be required to repurchase the related loans or make other payments related to such loans if the R&Ws were breached. As at 31 December 2010, Barclays R&Ws in respect of approximately $1bn of loans sold to others (which excludes the reacquired loans previously sold to Protium and loans sold to GSEs) had expired. The R&Ws with respect to the balance of the loans sold to others were not subject to expiration provisions. However such loans were generally sold at significant discounts and contained more limited R&Ws than loans sold to GSEs. Third party originators provided loan level R&Ws directly to the securitisation trusts for approximately $34bn of the $39bn in Barclays sponsored securitisations. Barclays or a subsidiary provided loan level R&Ws to the securitisation trusts for approximately $5bn of the Barclays sponsored securitisations. R&Ws made by Barclays in respect of such securitised loans, and the loans sold by Barclays to GSEs, are not subject to expiration provisions. Total unresolved repurchase requests associated with all loans sold to others and private-label activities were $22m at 30 June 2011. Current provisions are adequate to cover estimated losses associated with outstanding repurchase claims. However, based upon the large number of defaults occurring in US residential mortgages, there is a potential for additional claims for repurchases.

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Financial Statement Notes

21.	Contingent Liabilities and Commitments (continued)

Claims against Barclays as a sponsor and or underwriter of RMBS offerings have been brought in certain civil actions. Additionally, Barclays has received inquiries from various regulatory and governmental authorities regarding its mortgage-related activities and is cooperating with such inquiries.

It is not possible to provide a meaningful estimate of the financial impact of the potential exposure relating to all of the foregoing matters at this time.

22.	Legal Proceedings

Lehman Brothers Holdings Inc.

On 15 September 2009, motions were filed in the United States Bankruptcy Court for the Southern District of New York (the Court) by Lehman Brothers Holdings Inc. (LBHI), the SIPA Trustee for Lehman Brothers Inc. (the Trustee) and the Official Committee of Unsecured Creditors of Lehman Brothers Holdings Inc. (the Committee). All three motions challenged certain aspects of the transaction pursuant to which Barclays Capital Inc. (BCI) and other companies in the Group acquired most of the assets of Lehman Brothers Inc. (LBI) in September 2008 and the court order approving such sale. The claimants were seeking an order voiding the transfer of certain assets to BCI; requiring BCI to return to the LBI estate alleged excess value BCI received; and declaring that BCI is not entitled to certain assets that it claims pursuant to the sale documents and order approving the sale (the Rule 60 Claims). On 16 November 2009, LBHI, the Trustee and the Committee filed separate complaints in the Court asserting claims against BCI based on the same underlying allegations as the pending motions and seeking relief similar to that which is requested in the motions. On 29 January 2010, BCI filed its response to the motions and also filed a motion seeking delivery of certain assets that LBHI and LBI have failed to deliver as required by the sale documents and the court order approving the sale (together with the Trustee’s competing claims to those assets, the Contract Claims). Approximately £2.6bn of the assets acquired as part of the acquisition had not been received by 30 June 2011, approximately £1.9bn of which were recognised as part of the accounting for the acquisition and are included in the balance sheet as at 30 June 2011. This results in an effective provision of £0.7bn against the uncertainty inherent in the litigation.

On 22 February 2011, the Court issued its Opinion in relation to these matters, rejecting the Rule 60 Claims and deciding some of the Contract Claims in the Trustee’s favour and some in favour of BCI. On 15 July 2011, the Court entered final Orders implementing its Opinion. Both sides have filed notices of appeal from the Court’s adverse rulings in the final Orders.

If the final Orders were to be unaffected by future proceedings, Barclays estimates that after taking into account the effective provision of £0.7bn, its loss would be approximately £2.7bn. Any such loss, however, is not considered probable and Barclays is satisfied with the current level of provision.

In addition, LBHI is pursuing a claim for approximately US$500m relating to bonuses that BCI was allegedly obligated to pay to former Lehman employees. This claim is yet to be adjudicated. The Bank considers that this claim is without merit and BCI is vigorously defending its position.

American Depositary Shares

Barclays Bank PLC, Barclays PLC and various current and former members of Barclays PLC’s Board of Directors have been named as defendants in five proposed securities class actions (which have been consolidated) pending in the United States District Court for the Southern District of New York (the Court). The consolidated amended complaint, dated 12 February 2010, alleges that the registration statements relating to American Depositary Shares representing Preferred Stock, Series 2, 3, 4 and 5 (the ADS) offered by Barclays Bank PLC at various times between 2006 and 2008 contained misstatements and omissions concerning (amongst other things) Barclays portfolio of mortgage-related (including US subprime-related) securities, Barclays exposure to mortgage and credit market risk and Barclays financial condition. The consolidated amended complaint asserts claims under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933. On 5 January 2011, the Court issued an order and, on 7 January 2011, judgment was entered, granting the defendants’ motion to dismiss the complaint in its entirety and closing the case. On 4 February 2011, the plaintiffs filed a motion asking the Court to reconsider in part its dismissal order. On 31 May 2011, the Court denied in full the plaintiffs’ motion for reconsideration. On 29 June 2011 the plaintiffs filed a notice of appeal from both decisions (the grant of the defendants’ motion to dismiss and the denial of the plaintiffs’ motion for reconsideration) to the United States Court of Appeals for the Second Circuit.

Barclays considers that these ADS-related claims against it are without merit and is defending them vigorously. It is not possible to estimate any possible loss in relation to these claims or any effect that they might have upon operating results in any particular financial period.

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Financial Statement Notes

22.	Legal Proceedings (continued)

Other

Barclays is engaged in various other litigation proceedings both in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against it which arise in the ordinary course of business. Barclays does not expect the ultimate resolution of any of the proceedings to which Barclays is party to have a significant adverse effect on the financial statements of the Group and Barclays has not disclosed the contingent liabilities associated with these claims either because they cannot reasonably be estimated or because such disclosure could be prejudicial to the conduct of the claims.

23.	Competition and Regulatory Matters

This note highlights some of the key competition and regulatory challenges facing Barclays, many of which are beyond our control. The extent of the impact of these matters on Barclays cannot always be predicted but may materially impact our businesses and earnings.

Regulatory Change

The scale of regulatory change remains challenging with a significant tightening of regulation and changes to regulatory structures globally, especially for banks that are deemed to be of systemic importance. Concurrently, there is continuing political and regulatory scrutiny of the operation of the banking and consumer credit industries which, in some cases, is leading to increased or changing regulation which is likely to have a significant effect on the industry. Examples include Basel III and the emerging proposals on systemically important institutions.

In the UK, the FSA’s current responsibilities are to be reallocated between the Prudential Regulatory Authority (a subsidiary of the Bank of England) and a new Financial Conduct Authority. In addition, the Independent Commission on Banking (Commission) has been charged by the UK Government with reviewing the UK banking system. The Commission has been asked to consider structural and related non-structural reforms to the UK banking sector to promote financial stability and competition. An interim report was published on 11 April 2011 and the Commission has confirmed that its final report will be released on 12 September 2011.

In the United States, the Dodd-Frank Wall Street Reform and Consumer Protection Act contains far reaching regulatory reform although the full impact will not be known until implementing rules are made by governmental authorities, a process which is currently ongoing.

Payment Protection Insurance (PPI)

On 20 April 2011 the judicial review proceedings brought by the British Bankers’ Association in October 2010 against the FSA and the Financial Ombudsman Service regarding the assessment and redress of PPI complaints were dismissed. On 9 May 2011 Barclays announced that it would not be participating in any application for permission to appeal against the High Court judgment and that Barclays had agreed with the FSA that it will process all on-hold and any new complaints from customers about PPI policies that they hold. Barclays also announced that, as a goodwill gesture, it would pay out compensation to customers who had PPI complaints put on hold during the judicial review. While important aspects of the handling of PPI complaints, and therefore the cost of doing so, are not yet certain, Barclays has taken a provision to cover the cost of future redress and administration of £1bn in the second quarter of 2011.

Interchange

The Office of Fair Trading, as well as other competition authorities elsewhere in Europe, continues to carry out investigations into Visa and MasterCard credit and debit interchange rates. These investigations may have an impact on the consumer credit industry as well as having the potential for the imposition of fines. The timing of these cases is uncertain but outcomes may be known within the next 2-4 years.

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Financial Statement Notes

23.	Competition and Regulatory Matters (continued)

London Interbank Offered Rate (LIBOR)

The FSA, the US Commodity Futures Trading Commission, the US Securities and Exchange Commission, the US Department of Justice Fraud Section of the Criminal Division and Antitrust Division and the European Commission are among various authorities conducting investigations into submissions made by Barclays and other panel members to the bodies that set various interbank offered rates. Barclays is co-operating in the relevant investigations and is keeping regulators informed. In addition, Barclays has been named as a defendant in a number of class action lawsuits filed in US federal courts involving claims by purported classes of purchasers and sellers of LIBOR-based derivative products or Eurodollar futures or options contracts between 2006 and 2009. The complaints are substantially similar and allege, among other things, that Barclays and other banks individually and collectively violated US antitrust and commodities laws and state common law by suppressing LIBOR rates during the relevant period. It is currently not possible to predict the ultimate resolution of the issues covered by the various investigations and lawsuits, including the timing and the scale of the potential impact on the Group of any resolution.

24.	Related Party Transactions

Related party transactions in the half year ended 30 June 2011 were similar in nature to those disclosed in the Group’s 2010 Annual Report. No related party transactions that have taken place in the six months to 30 June 2011 have materially affected the financial position or the performance of the Group during this period and there were no changes in the related parties transactions described in the 2010 Annual Report that could have a material effect on the financial position or performance of the Group in the first six months of the current financial year.

25.	Segmental Reporting

Since 1 January 2011 Barclays has organised its activities under three main business groupings: Retail and Business Banking, Corporate and Investment Banking, and Wealth and Investment Management, in addition to Head Office Functions and Other Operations.

Under this revised presentation, the segments previously reported under Global Retail Banking and Absa are together known as Retail and Business Banking (RBB); UK Retail Banking and Western Europe Retail Banking are now known as UK RBB and Europe RBB respectively; and Absa and Barclays Africa are together known as Africa RBB. The Group’s revised business segments are as follows:

Retail and Business Banking (RBB)

•

UK RBB is a leading UK high street bank providing current account and savings products and Woolwich branded mortgages. UK RBB also provides unsecured loans, protection products and general insurance as well as banking and money transmission services to small and medium enterprises

•	Europe RBB provides retail banking and credit card services in Spain, Italy, Portugal and France

•

Africa RBB represents Absa’s and Barclays Africa RBB operations. Absa provides a full range of retail banking services and insurance products through a variety of retail distribution channels and offers customised business solutions for commercial and large corporate customers. Barclays Africa provides retail, corporate and credit card services across Africa and the Indian Ocean

•	Barclaycard is an international payments services provider for consumer, business and corporate customers including credit cards, payment acceptance and consumer lending

Corporate and Investment Banking

•

Barclays Capital is the investment banking division of Barclays. It provides large corporate, government and institutional clients with a full spectrum of solutions to meet their strategic advisory, financing and risk management needs

•	Barclays Corporate provides integrated banking solutions to large corporates, financial institutions and multinationals in the UK, Europe and Rest of World

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Financial Statement Notes

25.	Segmental Reporting (continued)

Wealth and Investment Management

•

Barclays Wealth is the wealth management division of Barclays. It focuses on private and intermediary clients worldwide, providing international and private banking, investment management, fiduciary services and brokerage

•	Investment Management manages the Group’s economic interest in BlackRock, Inc. and the residual elements relating to Barclays Global Investors, which was sold on 1st December 2009

Head Office Functions and Other Operations

•	Head Office Functions and Other Operations comprise head office and central support functions, businesses in transition and consolidation adjustments

Products and services offered to customers are organised by business segment as described above.

This segmental presentation is consistent with the information provided to Barclays Group Executive Committee to make decisions about allocating resources to, and assessing the performance of, operating segments and is measured in accordance with IFRSs.

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Financial Statement Notes

25.	Segmental Reporting (continued)

	Retail and Business Banking
Half Year Ended 30 June 2011	UK	Europe	Africa	Barclaycard	Total
	£m	£m	£m	£m	£m
Total income net of insurance claims	2,254	604	1,867	1,972	6,697
Impairment charges and other credit provisions	(275)	(116)	(268)	(648)	(1,307)
Operating expenses	(1,675)	(657)	(1,223)	(1,418)	(4,973)
Other income/(losses)[1]	—	8	3	18	29
Business segment profit/(loss) before tax	304	(161)	379	(76)	446
Total assets	123,745	56,699	57,123	32,513	270,080

Half Year Ended 31 December 2010
Total income net of insurance claims	2,347	562	1,918	2,066	6,893
Impairment charges and other credit provisions	(372)	(181)	(232)	(798)	(1,583)
Operating expenses	(1,487)	(538)	(1,349)	(806)	(4,180)
Other (losses)/income[1]	(3)	8	79	12	96
Business segment profit/(loss) before tax	485	(149)	416	474	1,226
Total assets	121,590	53,609	60,264	30,324	265,787

Half Year Ended 30 June 2010
Total income net of insurance claims	2,171	602	1,782	1,958	6,513
Impairment charges and other credit provisions	(447)	(133)	(330)	(890)	(1,800)
Operating expenses	(1,322)	(495)	(1,069)	(764)	(3,650)
Other income/(losses)[1]	102	36	5	13	156
Business segment profit/(loss) before tax	504	10	388	317	1,219
Total assets	119,251	48,976	54,846	31,062	254,135

1	Other income/(losses) represents: Share of post-tax results of associates and joint ventures; Profit or loss on disposal of subsidiaries, associates and joint ventures; and Gains on acquisitions.

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Financial Statement Notes

Corporate and Investment Banking			Wealth and Investment Management
Barclays Capital	Barclays Corporate	Total	Barclays Wealth	Investment Management	Total	Head Office Functions and Other Operations	Total
£m	£m	£m	£m	£m	£m	£m	£m
6,352	1,471	7,823	848	(1)	847	(37)	15,330
111	(614)	(503)	(19)	—	(19)	1	(1,828)
(4,073)	(839)	(4,912)	(740)	(6)	(746)	(198)	(10,829)
9	(65)	(56)	(1)	—	(1)	(1)	(29)
2,399	(47)	2,352	88	(7)	81	(235)	2,644
1,076,018	85,073	1,161,091	19,814	4,213	24,027	37,724	1,492,922
5,688	1,573	7,261	803	44	847	(142)	14,859
(234)	(747)	(981)	(21)	—	(21)	(7)	(2,592)
(4,082)	(1,078)	(5,160)	(714)	(8)	(722)	(189)	(10,251)
8	(2)	6	—	—	—	—	102
1,380	(254)	1,126	68	36	104	(338)	2,118
1,094,799	85,735	1,180,534	17,849	4,612	22,461	20,863	1,489,645
7,912	1,401	9,313	757	34	791	(36)	16,581
(309)	(949)	(1,258)	(27)	—	(27)	5	(3,080)
(4,213)	(829)	(5,042)	(635)	(3)	(638)	(390)	(9,720)
10	—	10	—	—	—	—	166
3,400	(377)	3,023	95	31	126	(421)	3,947
1,212,413	86,906	1,299,319	16,376	3,604	19,980	13,712	1,587,146

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Financial Statement Notes

26.	Africa Retail and Business Banking

Set out below are the results of the two previously reported segments that now comprise Africa RBB.

Half Year Ended 30 June 2011

Income Statement Information	Absa	Barclays Africa	Africa RBB Total
	£m	£m	£m
Income	1,520	347	1,867
Impairment charges and other credit provisions	(245)	(23)	(268)
Operating expenses	(942)	(281)	(1,223)
Share of post-tax results of associates and joint ventures	3	—	3
Profit before tax	336	43	379

Balance Sheet Information
Total assets	£49.5bn	£7.6bn	£57.1bn
Risk weighted assets	£27.8bn	£7.6bn	£35.4bn
Half Year Ended 31 December 2010
Income Statement Information	£m	£m	£m
Income	1,520	398	1,918
Impairment charges and other credit provisions	(198)	(34)	(232)
Operating expenses	(1,026)	(323)	(1,349)
Share of post-tax results of associates and joint ventures	2	—	2
Profit on disposal of subsidiaries, associates and joint ventures	—	77	77
Profit before tax	298	118	416

Balance Sheet Information
Total assets	£52.4bn	£7.9bn	£60.3bn
Risk weighted assets	£30.4bn	£8.0bn	£38.4bn
Half Year Ended 30 June 2010
Income Statement Information	£m	£m	£m
Income	1,379	403	1,782
Impairment charges and other credit provisions	(282)	(48)	(330)
Operating expenses	(784)	(285)	(1,069)
Share of post-tax results of associates and joint ventures	1	—	1
Profit on disposal of subsidiaries, associates and joint ventures	4	—	4
Profit before tax	318	70	388

Balance Sheet Information
Total assets	£47.0bn	£7.9bn	£54.9bn
Risk weighted assets	£23.1bn	£7.8bn	£30.9bn

Impact of Absa Group Limited on Barclays Results

Absa Group Limited, which is listed on the Johannesburg Stock Exchange, is a Group subsidiary consolidated within Barclays Results. Absa Group profit before tax of R6, 667m (2010: R5,617m), an increase of 19%, is translated in Barclays results at an average exchange rate of R11.12/£ (2010: R11.48/£), a 3% appreciation in the average value of the Rand against Sterling. Consolidation adjustments reflected the amortisation of intangible assets of £26m (2010: £27m) and internal funding and other adjustments of £55m (2010: £23m). The resulting profit before tax of £519m (2010: £439m) is represented within Africa RBB £336m (2010: £318m), Barclays Capital £75m (2010: £58m), Barclaycard £107m (2010: £66m) and Barclays Wealth £1m (2010: £3m loss).

Absa Group Limited’s total assets were flat at R715.9bn (31 December 2010: R716.5bn). This is translated into Barclays results at a period-end exchange rate of R10.86/£ (31 December 2010: R10.26/£).

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Intentionally left blank

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Barclays Bank PLC data

Barclays Bank PLC is a wholly owned subsidiary of Barclays PLC, which is the Group’s ultimate parent company. The consolidated results and financial position of Barclays Bank PLC Group and Barclays PLC Group are materially the same, with the key differences being that, in accordance with IFRS:

•

Barclays PLC shares held in Barclays employee share schemes totalling £482m (31 December 2010: £330m) and those held for trading purposes totalling £60m (31 December 2010: £63m) are deducted from reserves in Barclays PLC but recognised as available for sale and trading portfolio assets within Barclays Bank PLC;

•

Preference shares issued by Barclays Bank PLC of £5,868m (31 December 2010: £5,868m) are included within share capital and share premium in the Barclays Bank PLC Group but represent non-controlling interests in the Barclays PLC Group; and

•

Certain issuances of reserve capital instruments and capital notes by Barclays Bank PLC totalling £1,195m (31 December 2010: £2,069m) are included within other shareholders’ equity in the Barclays Bank PLC Group, but represent non-controlling interests in Barclays PLC.

More extensive disclosures are contained in the Barclays PLC section of this Results Announcement including risk exposures and business performance, which are materially the same as those in Barclays Bank PLC.

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Barclays Bank PLC data

Condensed Consolidated Income Statement (Unaudited)

Continuing Operations	Notes[1]	Half Year Ended 30.06.11 £m	Half Year Ended 31.12.10 £m	Half Year Ended 30.06.10 £m
Net interest income		6,186	6,551	5,967
Net fee and commission income		4,419	4,677	4,194
Net trading income		3,897	2,448	5,632
Net investment income		602	961	529
Net premiums from insurance contracts		569	555	582
Other income		60	29	89
Total income		15,733	15,221	16,993
Net claims and benefits incurred on insurance contracts		(397)	(349)	(415)
Total income net of insurance claims		15,336	14,872	16,578
Impairment charges and other credit provisions		(1,828)	(2,592)	(3,080)
Net operating income		13,508	12,280	13,498

Staff costs		(6,110)	(6,104)	(5,812)
Administration and general expenses		(3,121)	(3,308)	(3,273)
Depreciation of property, plant and equipment		(351)	(382)	(408)
Amortisation of intangible assets		(197)	(213)	(224)
Goodwill impairment		(47)	(243)	—
Operating expenses excluding provision for PPI redress		(9,826)	(10,250)	(9,717)
Provision for PPI redress[2]		(1,000)	—	—
Operating expenses		(10,826)	(10,250)	(9,717)
Share of post-tax results of associates and joint ventures		36	25	33
(Loss)/Profit on disposal of subsidiaries, associates and joint ventures		(65)	77	4
Gains on acquisitions		—	—	129
Profit before tax		2,653	2,132	3,947
Tax		(661)	(490)	(1,026)
Profit after tax		1,992	1,642	2,921
Attributable to:
Equity holders of the parent		1,773	1,440	2,732
Non-controlling interest	1	219	202	189
Profit after tax		1,992	1,642	2,921

1	For notes specific to Barclays Bank PLC see page 85 and pages 58 to 77 for those that also relate to Barclays PLC.
2	Provision for the settlement of PPI claims pending as at, and those after, 9 May 2011, following the conclusion of the Judicial Review proceedings.

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Barclays Bank PLC data

Condensed Consolidated Statement of Comprehensive Income (Unaudited)

	Half Year Ended 30.06.11 £m	Half Year Ended 31.12.10 £m	Half Year Ended 30.06.10 £m
Profit after tax	1,992	1,642	2,921
Other Comprehensive Income
Continuing operations
Currency translation differences	(790)	129	1,048
Available for sale financial assets	315	815	(2,070)
Cash flow hedges	(88)	(577)	533
Other	23	32	27
Other comprehensive income for the year, net of tax, from continuing operations	(540)	399	(462)

Total comprehensive income for the year	1,452	2,041	2,459
Attributable to:
Equity holders of the parent	1,463	1,482	2,127
Non-controlling interests	(11)	559	332
Total comprehensive income for the year	1,452	2,041	2,459

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Barclays Bank PLC data

Condensed Consolidated Balance Sheet (Unaudited)

Assets	Notes[1]	As at 30.06.11 £m	As at 31.12.10 £m	As at 30.06.10 £m
Cash and balances at central banks		86,916	97,630	103,928
Items in the course of collection from other banks		1,317	1,384	961
Trading portfolio assets		181,859	168,930	167,087
Financial assets designated at fair value		39,122	41,485	42,764
Derivative financial instruments		379,854	420,319	505,210
Loans and advances to banks		58,751	37,799	45,924
Loans and advances to customers		441,983	427,942	448,266
Reverse repurchase agreements and other similar secured lending		196,867	205,772	197,050
Available for sale financial investments	3	82,319	65,440	53,276
Current and deferred tax assets		3,007	2,713	2,187
Prepayments, accrued income and other assets		6,156	5,269	6,185
Investments in associates and joint ventures		576	518	406
Goodwill and intangible assets		8,541	8,697	8,824
Property, plant and equipment		6,196	6,140	5,738
Total assets		1,493,464	1,490,038	1,587,806
Liabilities
Deposits from banks		84,188	77,975	94,304
Items in the course of collection due to other banks		1,324	1,321	1,500
Customer accounts		373,384	345,802	360,993
Repurchase agreements and other similar secured borrowing		247,635	225,534	227,706
Trading portfolio liabilities		77,208	72,693	71,752
Financial liabilities designated at fair value		92,473	97,729	89,015
Derivative financial instruments		366,536	405,516	486,261
Debt securities in issue		144,871	156,623	151,728
Accruals, deferred income and other liabilities		12,952	13,233	13,812
Current and deferred tax liabilities		1,100	1,160	1,491
Subordinated liabilities		26,786	28,499	25,929
Provisions		2,074	947	807
Retirement benefit liabilities		412	365	788
Liabilities of disposal group		—	—	—
Total liabilities		1,430,943	1,427,397	1,526,086
Shareholders’ Equity
Shareholders’ equity excluding non-controlling interests		59,167	59,174	58,704
Non-controlling interests	1	3,354	3,467	3,016
Total shareholders’ equity		62,521	62,641	61,720
Total liabilities and shareholders’ equity		1,493,464	1,490,038	1,587,806

1	For notes specific to Barclays Bank PLC see page 85 and pages 58 to 77 for those that also relate to Barclays PLC.

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Barclays Bank PLC data

Condensed Consolidated Statement of Changes in Equity (Unaudited)

	Called up Share Capital and Share Premium[1]	Other Reserves	Retained Earnings	Total	Non-controlling Interests	Total Equity
Half Year Ended 30.06.11	£m	£m	£m	£m	£m	£m
Balance at 1 January 2011	14,494	3,230	41,450	59,174	3,467	62,641
Profit after tax	—	—	1,773	1,773	219	1,992
Other comprehensive income net of tax:
Currency translation movements	—	(608)	—	(608)	(182)	(790)
Available for sale investments	—	323	—	323	(8)	315
Cash flow hedges	—	(48)	—	(48)	(40)	(88)
Other	—	14	9	23	—	23
Total comprehensive income for the year	—	(319)	1,782	1,463	(11)	1,452
Equity settled share schemes	—	—	361	361	—	361
Vesting of Barclays PLC shares under share-based schemes	—	—	(423)	(423)	—	(423)
Dividends paid	—	—	(669)	(669)	(95)	(764)
Redemption of Reserve Capital Instruments	—	(887)	—	(887)	—	(887)
Other reserve movements	—	(1)	149	148	(7)	141
Balance at 30 June 2011	14,494	2,023	42,650	59,167	3,354	62,521
Half Year Ended 31.12.10
Balance at 1 July 2010	14,494	3,747	40,463	58,704	3,016	61,720
Profit after tax	—	—	1,440	1,440	202	1,642
Other comprehensive income net of tax:
Currency translation movements	—	(193)	—	(193)	322	129
Available for sale investments	—	809	—	809	6	815
Cash flow hedges	—	(606)	—	(606)	29	(577)
Other	—	22	10	32	—	32
Total comprehensive income for the year	—	32	1,450	1,482	559	2,041
Equity settled share schemes	—	—	425	425	—	425
Vesting of Barclays PLC shares under share-based schemes	—	—	(384)	(384)	—	(384)
Dividends paid	—	—	(466)	(466)	(76)	(542)
Capital injection from Barclays PLC	—	—	144	144	—	144
Redemption of Reserve Capital Instruments	—	(487)	—	(487)	—	(487)
Other reserve movements	—	(62)	(182)	(244)	(32)	(276)
Balance at 31 December 2010	14,494	3,230	41,450	59,174	3,467	62,641
Half Year Ended 30.06.10
Balance at 1 January 2010	14,494	4,342	37,089	55,925	2,774	58,699
Profit after tax	—	—	2,732	2,732	189	2,921
Other comprehensive income net of tax:
Currency translation movements	—	935	—	935	113	1,048
Available for sale investments	—	(2,073)	—	(2,073)	3	(2,070)
Cash flow hedges	—	506	—	506	27	533
Other	—	23	4	27	—	27
Total comprehensive income for the year	—	(609)	2,736	2,127	332	2,459
Equity settled share schemes	—	—	405	405	—	405
Vesting of Barclays PLC shares under share-based schemes	—	—	(334)	(334)	—	(334)
Dividends paid	—	—	(414)	(414)	(82)	(496)
Capital injection from Barclays PLC	—	—	1,070	1,070	—	1,070
Other reserve movements	—	14	(89)	(75)	(8)	(83)
Balance at 30 June 2010	14,494	3,747	40,463	58,704	3,016	61,720

1	Details of share capital are shown on page 85.

Barclays PLC - 2011 Interim Results	83

Barclays Bank PLC data

Condensed Consolidated Cash Flow Statement (Unaudited)

	Half Year Ended	Half Year Ended	Half Year Ended
Continuing Operations	30.06.11 £m	31.12.10 £m	30.06.10 £m
Profit before tax	2,653	2,132	3,947
Adjustment for non-cash items	2,547	1,271	(1,282)
Changes in operating assets and liabilities	27,054	(8,992)	22,076
Corporate income tax paid	(890)	(730)	(700)
Net cash from operating activities	31,364	(6,319)	24,041
Net cash from investing activities	(15,465)	(8,850)	3,223
Net cash from financing activities	(2,300)	1,629	(506)
Effect of exchange rates on cash and cash equivalents	(1,583)	1,095	2,747
Net increase in cash and cash equivalents	12,016	(12,445)	29,505
Cash and cash equivalents at beginning of the period	131,400	143,845	114,340
Cash and cash equivalents at end of the period	143,416	131,400	143,845

Barclays PLC - 2011 Interim Results	84

Barclays Bank PLC data

1.	Non-controlling Interests

	Profit Attributable to Non-controlling Interest			Equity Attributable to Non-controlling Interest
	Half Year Ended	Half Year Ended	Half Year Ended	Half Year Ended	Half Year Ended	Half Year Ended
	30.06.11	31.12.10	30.06.10	30.06.11	31.12.10	30.06.10
	£m	£m	£m	£m	£m	£m
Absa Group Limited	197	184	178	3,110	3,208	2,779
Other non-controlling interests	22	18	11	244	259	237
Total	219	202	189	3,354	3,467	3,016

The £98m decrease in Absa Group Limited equity non-controlling interest to £3,110m (31 December 2010: £3,208m) is principally due to £176m downward foreign exchange and £40m cash flow hedging reserve movements, offset by the retained profit attributable to non-controlling interest of £124m.

2.	Dividends

	Half Year Ended 30.06.11	Half Year Ended 31.12.10	Half Year Ended 30.06.10
Dividends Paid During the Period	£m	£m	£m
Ordinary shares	401	111	124
Preference shares	216	250	235
Other equity instruments	52	105	55
Total	669	466	414

Ordinary dividends were paid to enable Barclays PLC to fund its dividend to shareholders.

3.	Available for Sale Financial Investments

Available for sale assets includes £482m (31 December 2010: £330m) Barclays PLC shares held by employee share option schemes, which in the financial statements of Barclays PLC are accounted for as treasury shares and deducted from equity.

4.	Share Capital

Ordinary Shares

At 30 June 2011 the issued ordinary share capital of Barclays Bank PLC, comprised 2,342 million ordinary shares of £1 each (2010: 2,342 million).

Preference Shares

At 30 June 2011 the issued preference share capital of Barclays Bank PLC, comprised 1,000 Sterling Preference Shares of £1 each (2010: 1,000); 240,000 Euro Preference Shares of €100 each (2010: 240,000); 75,000 Sterling Preference Shares of £100 each (2010: 75,000); 100,000 US Dollar Preference Shares of US$ 100 each (2010: 100,000); and 237 million US Dollar Preference Shares of US$0.25 each (2010: 237 million).

Barclays PLC - 2011 Interim Results	85

Other Information

Results Timetable[1]	Date
Ex-dividend date	10 August 2011
Dividend Record date	12 August 2011
Dividend Payment date	9 September 2011
Q3 2011 Interim Management Statement[1]	31 October 2011

Exchange Rates[2]	30.06.11	31.12.10	30.06.10	Change 31.12.10[3]	Change 30.06.10[3]
Period end - US$/£	1.61	1.55	1.49	(4%)	(7%)
Average - US$/£	1.62	1.57	1.52	(3%)	(6%)
Period end - €/£	1.11	1.16	1.22	5%	10%
Average - €/£	1.15	1.18	1.15	3%	0%
Period end - ZAR/£	10.87	10.26	11.45	(6%)	5%
Average - ZAR/£	11.14	11.12	11.48	(0%)	3%

1	Note that these announcement dates are provisional and subject to change.
2	The average rates shown above are derived from daily spot rates during the year used to convert foreign currency transactions into Sterling for accounting purposes.
3	The change is the impact to Sterling reported information.

Barclays PLC - 2011 Interim Results	86

Glossary of Terms

Absa - The previously reported South African segment of Barclays PLC, comprising Absa Group Limited, but excluding Absa Capital, Absa Card and Absa Wealth which are reported within Barclays Capital, Barclaycard, and Barclays Wealth respectively.

Absa Card - The portion of Absa’s results that arises from the Absa credit card business and is reported within Barclaycard.

Absa Group Limited - Refers to the consolidated results of the South African Group of which the parent company is listed on the Johannesburg Stock Exchange and in which Barclays owns a controlling stake.

ABS CDO Super Senior - Super senior tranches of debt linked to collateralised debt obligations of asset backed securities (defined below). Payment of super senior tranches takes priority over other obligations.

Adjusted cost: income ratio - Ratio of costs to income (excluding own credit, provision for PPI redress and losses on disposal of strategic investments).

Adjusted Gross Leverage - The multiple of adjusted total tangible assets over total qualifying Tier 1 capital. Adjusted total tangible assets are total assets less derivative counterparty netting, assets under management on the balance sheet, settlement balances and cash collateral on derivative liabilities, goodwill and intangible assets. See ‘Tier 1 Capital’ below.

Adjusted profit before tax - Profit before own credit, gains and losses on acquisitions and disposals, provision for PPI redress and losses on disposal of strategic investments.

Africa - Geographic segment comprising countries where Barclays operates within Africa and the Indian Ocean.

Africa RBB - Operating segment that represents Absa’s and Barclays Africa RBB operations. Absa provides a full range of retail banking services and insurance products through a variety of retail distribution channels and offers customised business solutions for commercial and large corporate customers. Barclays Africa provides retail, corporate and credit card services across Africa and the Indian Ocean.

Alt-A - Loans regarded as lower risk than sub-prime, but with higher risk characteristics than lending under normal criteria.

Americas - Geographic segment comprising the USA, Canada and countries where Barclays operates within Latin America.

Arrears - Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such customers are also said to be in a state of delinquency. When a customer is in arrears, their entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.

Asia - Geographic segment comprising countries where Barclays operates within Asia (including Singapore, Japan, China and India), Australasia and the Middle East.

Asset Backed Securities (ABS) - Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of Collateralised Debt Obligations (CDOs), the referenced pool may be ABS or other classes of assets.

Assets Margin - Interest earned on customer assets relative to the average internal funding rate, divided by average customer assets, expressed as an annualised percentage.

Average Customer Balances - Average customer balances which make up the average balance sheet are based upon daily averages for most UK banking operations and monthly averages outside the UK.

Average LTV on new mortgages - The ratio of all new mortgage balances disbursed in the period to the appraised property value of those mortgages, i.e. total amount disbursed year-to-date divided by total amount of appraised property value.

Average Portfolio MTM LTV - The ratio of total outstanding balances to the current value of the securities, which is estimated using one or more house price indices, i.e. total outstanding balances divided by total current property values (marked to market).

Bank levy - A levy that applies to certain UK banks, building societies and the UK operations of foreign banks from 1 January 2011. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank as at the balance sheet date as at 31 December.

Barclays Business - A business unit within UK Retail and Business Banking providing banking services to small and medium enterprises.

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Glossary of Terms

Basel III leverage ratio - The ratio of Tier 1 capital to certain on- and off-balance sheet exposures, calculated in accordance with the methodology set out in the Basel III guidelines published in December 2010.

Basis point - One hundredth of a per cent (0.01%); 100 basis points is 1%. The measure is used in quoting movements in interest rates, yields on securities and for other purposes.

BCBS - Basel Committee of Banking Supervisors (BCBS, or The Basel Committee), a forum for regular cooperation on banking supervisory matters and develops global supervisory standards for the banking industry. Its members are officials from central banks or prudential supervisors from 27 countries and territories.

Capital Adequacy Directive II (CAD II) - A European directive that aims to establish uniform capital requirements for banking firms and non-bank securities firms and updates CAD I.

Capital ratios - Key financial ratios measuring the Group’s capital adequacy or financial strength. These include the Core Tier 1 ratio, Tier 1 ratio and Risk asset ratio.

Collateralised Debt Obligations (CDOs) - Securities issued by a third party which reference Asset Backed Securities (ABSs) (defined above) and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets. CDO2 securities represent investments in CDOs that have been securitised by a third party.

Collateralised Loan Obligation (CLO) - A security backed by the repayments from a pool of commercial loans. The payments may be made to different classes of owners (in tranches).

Commercial Mortgage Backed Securities (CMBS) - Securities that represent interests in a pool of commercial mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

Commercial Real Estate (Loans) - Loans backed by a package of commercial real estate. Commercial real estate includes office buildings, industrial property, medical centres, hotels, malls, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, and industrial properties.

Compensation: income ratio - Staff compensation based costs compared to total income.

Core Tier 1 capital - Called-up share capital and eligible reserves plus equity non-controlling interests, less intangible assets and deductions relating to the excess of expected loss over regulatory impairment allowance and securitisation positions as specified by the FSA. See Capital Resources table on page 55.

Core Tier 1 ratio - Core Tier 1 capital as a percentage of risk weighted assets.

Cost: income ratio - Operating expenses compared to total income net of insurance claims.

Cost: net operating income ratio - Operating expenses compared to total income net of insurance claims less impairment charges and other credit provisions.

Cost: net operating income ratio - Operating expenses compared to operating income.

Coverage ratio - Impairment allowances as a percentage of credit risk loan balances.

Covered bonds - Debt securities backed by a portfolio of mortgages that are segregated from issuer’s other assets solely for the benefit of the holders of the covered bonds.

Credit Default Swaps (CDS) - A credit derivative is an arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of protection. A credit default swap is a contract where the protection seller receives premiums or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.

Credit Derivative Product Company (CDPC) - A company that sells protection on credit derivatives. CDPCs are similar to monoline insurers. However, unlike monoline insurers, they are not regulated as insurers.

Credit Market Exposures - Barclays Capital exposures to commercial real estate, leveraged finance and collateral previously underlying the loan to Protium. These exposures arose before the market dislocation in mid-2007. These exposures include positions subject to fair value movements in the income statement, positions that are classified as loans and advances and available for sale assets.

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Glossary of Terms

Credit Risk Loans (CRLs) - A loan becomes a credit risk loan when evidence of deterioration has been observed, for example a missed payment or other breach of covenant. A loan may be reported in one of three categories: impaired loans, accruing past due 90 days or more or impaired and restructured loans. These may include loans which, while impaired, are still performing but have associated individual impairment allowances raised against them.

Credit spread - The yield spread between securities with the same coupon rate and maturity structure but with different associated credit risks, with the yield spread rising as the credit rating worsens. It is the premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.

Currencies - The Barclays Capital business that provides foreign exchange execution and risk management services.

Customer deposits - Money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Group’s balance sheet under Customer Accounts.

Daily Value at Risk (DVaR) - An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a specified confidence level. (Also see VaR, Average Daily Value at Risk and Spot daily Value at Risk).

Debt securities in issue - Transferable certificates of indebtedness of the Group to the bearer of the certificates. These are liabilities of the Group and include certificates of deposit.

Deferred incentive awards and long term incentive plans - Incentives, including cash and share based bonus arrangements, awarded to employees prior to the reporting date that include reference to future service or performance conditions. These awards are recognised in the income statement over the period of service provided by the employees, typically from the date of award to the date the employee becomes unconditionally entitled to the award.

Delinquency - See ‘Arrears’.

Equities and Prime Services - Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing.

Equity structural hedge - An interest rate hedge which functions to reduce the impact of the volatility of short-term interest rate movements on equity positions on the balance sheet that do not re-price with market rates.

Europe - Geographic segment comprising countries in which Barclays operates within the EU (excluding UK), Northern, Continental and Eastern Europe, including Russia.

Europe RBB - Operating segment that provides retail banking and credit card services in Spain, Italy, Portugal and France.

Expected loss - The Group’s measure of anticipated loss for exposures captured under an internal ratings based credit risk approach for capital adequacy calculations. It is measured as the Barclays modelled view of anticipated loss based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one year time horizon.

Exposure at default (EAD) - The estimation of the extent to which Barclays may be exposed to a customer or counterparty in the event of, and at the time of, that counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so the exposure is typically less than the approved loan limit, but may be higher than the amount recorded on balance sheet.

FirstPlus - The second charge lending business included within the Barclaycard segment. Since September 2008, FirstPlus has been closed to all new business.

Fixed Income, Currency and Commodities (FICC) - Trading businesses encompassing Rates, Credit, Emerging Markets, Commodities, Foreign Exchange & Fixed Income Financing.

Forbearance - Forbearance Programmes assist customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.

FSA-eligible pool assets (liquid assets buffer) - High quality unencumbered assets that meet the FSA’s requirements for liquidity. These assets include, for example, high quality government or central bank securities, certain sight deposits with central banks, and securities issued by designated multilateral development banks.

Full time equivalent - Full time equivalent employee units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employee where applicable).

Barclays PLC - 2011 Interim Results	89

Glossary of Terms

Gains on acquisitions - The amount by which the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised in a business combination, exceeds the cost of the combination.

Gross Charge-off Rates - Balances charged-off to recoveries in a reporting period, expressed as a percentage of average outstanding balances excluding balances in recoveries.

Gross new lending - New lending advanced to customers during the year.

High Net Worth - The business within the Wealth segment that provides banking and other services to high net worth customers.

Home Loan - A loan to purchase a residential property which is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.

Impaired loans - Loans that are reported as Credit Risk Loans (defined above) and comprise loans where individual identified impairment allowances have been raised and also include loans which are fully collateralised or where indebtedness has already been written down to the expected realisable value. The impaired loan category may include loans, which, while impaired, are still performing.

Impairment allowances - A provision held on the balance sheet as a result of the raising of a charge against profit for incurred losses inherent in the lending book. An impairment allowance may either be identified or unidentified and individual or collective.

Income - Total income net of insurance claims, unless otherwise specified.

Incremental Default Risk Charge (IDRC) - The IDRC captures default risk. This means the potential for a direct loss due to an obligor’s default as well as the potential for indirect losses that may arise from a default event.

Individual liquidity guidance (ILG) - Guidance given to a firm about the amount, quality and funding profile of liquidity resources that the FSA has asked the firm to maintain.

Interchange - Income paid to a credit card issuer for the clearing and settlement of a sales or cash advance transaction.

Internal funds pricing - The Group’s mechanism for pricing intra-group funding and liquidity.

Investment banking - Fee generating businesses encompassing Advisory, Debt and Equity Origination.

Investment grade - A debt security, treasury bill or similar instrument with a credit rating measured by external agencies of AAA to BBB.

Leveraged Finance - Loans or other financing agreements provided to companies whose overall level of debt is high in relation to their cash flow (net debt: EBITDA) typically arising from private equity sponsor led acquisitions of the businesses concerned.

Liabilities margin - Interest paid on customer liabilities relative to the average internal funding rate, divided by average customer liabilities. Expressed as an annualised percentage.

Liquidity Coverage Ratio (LCR) - The ratio of the stock of high quality liquid assets to expected net cash outflows over the following 30 days. High-quality liquid assets should be unencumbered, liquid in markets during a time of stress and, ideally, be central bank eligible. These include, for example, cash and claims on central governments and central banks. The Basel III rules require this ratio to be at least 100% and it is expected to apply from 2015.

Liquidity pool - The Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Group as contingency to enable the bank to meet cash outflows in the event of stressed market conditions.

Loan loss rate - Total credit impairment charge (excluding available for sale assets and reverse repurchase agreements) divided by gross loans and advances to customers and banks held at amortised cost.

Loan to deposit ratio - The ratio of loans and advances to customer accounts. This excludes certain liabilities issued by the retail businesses that have characteristics comparable to retail deposits (for example structured CDs and retail bonds), which are included within debt securities in issue.

Loan to deposit and long term funding ratio - The ratio of wholesale and retail loans and advances to customers net of impairment allowance, divided by the total of customer accounts, long term debt (due after 1 year) and equity.

Loan to value (LTV) of new mortgage lending - See Average LTV on new mortgages.

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Glossary of Terms

Loan to value ratio (LTV) - Expresses the amount borrowed against an asset (i.e. a mortgage) as a percentage of the appraised value. The ratios are used in determining the appropriate level of risk for the loan and are generally reported as an average for new mortgages or an entire portfolio.

Loss Given Default (LGD) - The fraction of Exposure at Default (EAD) (defined above) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.

Market Risk RWA - Risk weighted positions held in equities, commodities, currencies, derivatives and interest rates that have a risk weight assigned to them to reflect the degree of market risk they face.

Medium Term Notes (MTNs) - Corporate notes, continuously offered by a company to investors through a dealer. Investors can choose from differing maturities, ranging from 9 months to 30 years.

Monoline protection - Protection against credit losses provided by a monoline insurer - an entity which specialises in providing credit protection to the holders of debt instruments in the event of default by a debt security counterparty. This protection is typically held in the form of derivatives such as credit default swaps (CDS) referencing the underlying exposures held.

Net Asset Value per Share - Computed by dividing shareholders’ equity excluding non-controlling interests by the number of issued ordinary shares.

Net Interest Income - The difference between interest received on assets and interest paid on liabilities including the interest income on Group equity.

Net Investment Income - Income statement line item including changes in the fair value of financial instruments designated at fair value, dividend income and the net result on disposal of available for sale assets.

Net Interest Margin (NIM) - Annualised net interest income for Retail and Business Banking, Barclays Corporate and Barclays Wealth divided by the sum of the average assets and average liabilities for those businesses.

Net Stable Funding Ratio (NSFR) - The ratio of available stable funding to required stable funding over a one year time horizon, assuming a stressed scenario. The ratio is required to be over 100% with effect from 2015. Available stable funding would include such items as equity capital, preferred stock with a maturity of over 1 year, or liabilities with a maturity of over 1 year. The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific required stable funding (RSF) factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by its associated RSF factor.

Net Trading Income - Income statement line item including gains and losses arising from trading positions which are held at fair value, in respect of both market-making and customer business, together with interest, dividends and funding costs relating to trading activities.

Net Tangible Asset Value per Share - Computed by dividing shareholders’ equity, excluding non-controlling interests less goodwill and intangible assets, by the number of issued ordinary shares.

Own Credit - The effect of the Group’s own credit standing on the fair value of financial liabilities.

Payment Protection Insurance (PPI) redress - Provision for the settlement of PPI mis-selling claims following the Judicial Review proceedings.

PCRL Coverage ratio - Impairment allowances as a percentage of total CRL (credit risk loan) and PPL (potential problem loan) balances. See CRL and PPL.

Potential Credit Risk Loans (PCRLs) - Comprise the outstanding balances to Potential Problem Loans (defined below) and the three categories of Credit Risk Loans (defined above).

Potential Problem Loans (PPLs) - Loans where serious doubt exists as to the ability of the borrowers to continue to comply with repayment terms in the near future.

Principal Investments - Private Equity Investments.

Private-label securitisation - Residential mortgage backed security transactions sold or guaranteed by entities that are not sponsored or owned by the government.

Barclays PLC - 2011 Interim Results	91

Glossary of Terms

Probability of default (PD) - The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each customer or client who has a loan (normally applicable to wholesale customers or clients) or for a portfolio of customers with similar attributes (normally applicable to retail customers). To calculate PD, Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.

Product structural hedge - An interest rate hedge which functions to reduce the economic impact of the volatility of short-term interest rate movements on balance sheet positions that can be matched to a specific product, e.g. customer balances that do not re-price with market rates.

Project Gamma - Investment programme with the aim of expanding the Wealth segment.

Project Merlin - Encompasses statements made by the major UK banks (Barclays, HSBC, Lloyds Banking Group, RBS and Santander) and HM Government to demonstrate their clear and shared intent to work together to help the UK economy recover and grow particularly with regard to promoting lending to business.

Recoveries Impairment Coverage Ratio - Impairment allowance held against recoveries balances expressed as a percentage of balances in recoveries.

Repurchase agreement (repo)/reverse repurchase agreement (reverse repo) - A repurchase agreement that allows a borrower to use a financial security as collateral for a cash loan at a fixed rate of interest. In a repo, the borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future) it is a repo; for the counterparty to the transaction (buying the security and agreeing to sell in the future) it is a reverse repurchase agreement or reverse repo.

Residential Mortgage Backed Securities (RMBS) - Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

Rest of World - Barclays Corporate operations in India, Pakistan, Russia and the UAE.

Restructured loans - Loans where, for economic or legal reasons related to the borrower’s financial difficulties, a concession has been granted to the borrower that would not otherwise be considered. Where the concession results in the cash flows (discounted at the original effective interest rate of the loan) being less than the loan’s carrying value, an impairment allowance will be raised.

Retail and Business Banking (RBB) - UK Retail and Business Banking, Europe Retail and Business Banking, Africa Retail and Business Banking and Barclaycard.

Retail Loans - Loans to individuals rather than to financial institutions. It includes both secured and unsecured loans such as mortgages and credit card balances, as well as loans to certain smaller business customers.

Risk asset ratio - A measure of the risk attached to the assets of a business using definitions of capital and risk weightings established in accordance with the Basel Capital Accord as implemented by the FSA.

Risk weighted assets - A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel Capital Accord as implemented by the FSA.

Securitisation - Typically, a process by which debt instruments such as mortgage loans or credit card balances are aggregated into a pool, which is used to back new securities. A company sells assets to a special purpose vehicle (SPV) which then issues securities backed by the assets based on their value. This allows the credit quality of the assets to be separated from the credit rating of the original borrower and transfers risk to external investors.

SIV Lites - Special Purpose Entities which invest in diversified portfolios of interest earning assets to take advantage of the spread differentials between the assets in the Structured Investment Vehicle (SIV) and the funding cost. Unlike SIVs they are not perpetual, making them more like CDOs, which have fixed maturity dates.

Special Purpose Entities (SPEs) or Special Purpose Vehicles (SPVs) - Entities that are created to accomplish a narrow and well defined objective. There are often specific restrictions or limits around their ongoing activities. Transactions with SPEs take a number of forms, including the provision of financing to fund asset purchases, or commitments to provide finance for future purchases; derivative transactions to provide investors in the SPE with a specified exposure; the provision of liquidity or backstop facilities which may be drawn upon if the SPE experiences future funding difficulties; and direct investment in the notes issued by SPEs.

Barclays PLC - 2011 Interim Results	92

Glossary of Terms

Spot Daily Value at Risk - The Daily Value at Risk (defined above) recorded for a specified day.

Structural hedge - An interest rate hedge which functions to reduce the impact of the volatility of short-term interest rate movements on positions that exist within the balance sheet that carry interest rates that do not re-price with market rates. See also equity structural hedge and product structural hedge.

Structured Investment Vehicles (SIVs) - SPEs (Special Purpose Entities) which invest in diversified portfolios of interest earning assets to take advantage of the spread differentials between the assets in the SIV and the funding cost.

Structural liquidity - The liquidity available from current positions - principally unpledged marketable assets and holdings of term liabilities with long remaining lives.

Structured finance/notes - A structured note is an investment which pays a return linked to the value or level of a specified asset or index and sometimes offers capital protection if the value declines. Structured notes can be linked to equities, interest rates, funds, commodities and foreign currency.

Subordination - The state of prioritising repayments of principal and interest on debt to a creditor lower than repayments to other creditors by the same debtor. That is, claims of a security are settled by a debtor to a creditor only after the claims of securities held by other creditors of the same debtor have been settled.

Subordinated liabilities - Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.

Sub-Prime - Loans to borrowers typically having weak credit histories that include payment delinquencies and potentially more severe problems such as court judgements and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.

Tier 1 capital - A measure of a bank’s financial strength defined by the FSA. It captures Core Tier 1 capital plus other Tier 1 securities in issue, but is subject to a deduction in respect of material holdings in financial companies.

Tier 1 capital ratio - The ratio expresses Tier 1 capital as a percentage of risk weighted assets.

Tier 2 capital - Broadly includes qualifying subordinated debt and other Tier 2 securities in issue, eligible collective impairment allowances, unrealised available for sale equity gains and revaluation reserves. It is subject to deductions relating to the excess of expected loss over regulatory impairment allowance, securitisation positions and material holdings in financial companies.

Trading Revenue - Total income, excluding own credit and income from principal investments.

UK - Geographic segment comprising Barclays operations in the United Kingdom.

UK RBB - Operating segment that provides UK current account and savings products and Woolwich branded mortgages. UK RBB also provides unsecured loans, protection products and general insurance as well as banking and money transmission services to small and medium enterprises.

US economic sanctions - US economic sanctions, administered by the Office of Foreign Assets Control, against designated foreign countries, nationals and others.

Value at Risk (VaR) - An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a confidence level. (Also see DVaR).

Wholesale Loans - Lending to larger businesses, financial institutions and sovereign entities.

30 (or 90) Day Arrears - Balances greater than 30 (or 90) days in arrears but not charged off to recoveries, expressed as a percentage of outstanding balances excluding balances in recoveries. Percentages include accounts on forbearance programmes.

Barclays PLC - 2011 Interim Results	93

Index

Absa Group	77	Loans and advances to banks	29
Accounting policies	58	Loans and advances to customers	29
Acquisitions	62	Market risk	43
Africa RBB	13	Net fee and commission income	59
Balance sheet	5,82	Net interest income	59
Balance sheet leverage	57	Net investment income	59
Barclaycard	15	Net trading income	59
Barclays Bank PLC data	78	Non-controlling interests	63,85
Barclays Capital	17	Operating expenses	60
Barclays Corporate	19	Other information	86
Barclays Wealth	22	Other reserves	69
Capital ratios	55	Performance highlights	1
Capital resources	55	Potential credit risk loans	33
Cash flow statement	7,84	Profit before tax	1
Competition and regulatory matters	72	Profit/(loss) on disposal of subsidiaries,
Contingent liabilities and commitments	70	associates and joint ventures	62
Core Tier 1 ratio	1,55	Protium	54
Credit Market Exposures	53	Provisions	68
Credit risk	29	Reclassification of financial assets held
Daily Value at Risk (DVaR)	43	for trading	67
Debt securities and other bills	42	Related party transactions	73
Derivative financial instruments	65	Results timetable	86
Dividends on ordinary shares	64,85	Retail credit risk	37
Earnings per share	64	Retirement benefit liabilities	69
Europe RBB	11	Risk asset ratio	55
Eurozone exposures (selected)	46	Risk management	26
Financial instruments held at fair value	66	Risk weighted assets	56
Foreign exchange rates	86	Segmental reporting	75
Glossary of terms	87	Share capital	69,85
Group performance	2	Staff costs	60
Group results summary	8	Staff numbers	61
Head office functions and other operations	25	Statement of Comprehensive Income	4
Impairment charges and other credit		Statement of Changes in Equity	6,83
provisions	32	Tax	63
Income statement	3,80	Tier 1 Capital ratio	1,55
Investment Management	24	Total assets	27
Legal proceedings	71	UK RBB	9
Liquidity Risk	44	Wholesale credit risk	35
Leverage	57

Barclays PLC - 2011 Interim Results	94